   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1997


                                                       REGISTRATION NO. 333-3920
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                          AMENDMENT NO. 3 TO FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          5812                         58-1654960
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                              600 CLEVELAND STREET
                           CLEARWATER, FLORIDA 34615
                                 (813) 441-3500
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's Principal Executive Offices)

                                JOSEPH N. STEIN
                            EXECUTIVE VICE PRESIDENT
                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                              600 CLEVELAND STREET
                           CLEARWATER, FLORIDA 34615
                                 (813) 441-3500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                        Copies of all communications to:
                             JANET S. MCCLOUD, ESQ.
         CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP
                      2121 AVENUE OF THE STARS, 18TH FLOOR
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 553-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and the acquisition of the shares registered hereby is approved by the shareholders of Rall-Folks, Inc. ("Rall-Folks").
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==============================================================================================================
                                      AMOUNT        PROPOSED MAXIMUM    PROPOSED MAXIMUM        AMOUNT OF
    TITLE OF EACH CLASS OF             TO BE         OFFERING PRICE         AGGREGATE         REGISTRATION
  SECURITIES TO BE REGISTERED      REGISTERED(1)       PER UNIT(2)      OFFERING PRICE(2)        FEE(3)
--------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001
  per share....................      1,025,967           $1.2625           $1,295,284          $495.54(4)
Price Guarantee(5).............       370,277
==============================================================================================================

(1) The number of shares of common stock, par value $.001 per share (the "Common Stock"), of Checkers Drive-In Restaurants, Inc. (the "Registrant") to be registered has been determined based on that certain Amended and Restated Purchase Agreement, dated as of May 14, 1997, as amended, between the Registrant and Rall-Folks.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended. Pursuant to Rule 457, the proposed maximum offering price is based upon the outstanding principal balance of certain promissory notes for which the Common Stock registered hereby is to be exchanged.
(3) The registration fee for the securities registered hereby has been calculated pursuant to Section 6(b) of the Securities Act and Rule 457(f) promulgated thereunder.
(4) A fee of $616.42 was previously paid.
(5) Estimated number of shares of Common Stock issuable pursuant to the Price Guarantee. No additional consideration will be received by the Registrant if these shares are required to be issued.
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                      CHECKERS DRIVE-IN RESTAURANTS, INC.

                             CROSS REFERENCE SHEET


                                                                           LOCATION OR
                          ITEM OF FORM S-4                            CAPTION IN PROSPECTUS
                          ----------------                            ---------------------
A.  INFORMATION ABOUT THE TRANSACTION
      1.  Forepart of Registration Statement and Outside
          Front Cover Page of Prospectus..................  Facing Page of the Registration Statement;
                                                            Outside Front Cover Page
      2.  Inside Front and Outside Back Cover Pages of
          Prospectus......................................  AVAILABLE INFORMATION; TABLE OF CONTENTS
      3.  Risk Factors, Ratio of Earnings To Fixed Charges
          And Other Information...........................  SUMMARY; RISK FACTORS; THE TRANSACTION;
                                                            HISTORICAL AND PRO FORMA SELECTED
                                                            CONSOLIDATED FINANCIAL DATA
      4.  Terms of the Transaction........................  SUMMARY; THE TRANSACTION; THE AGREEMENT;
                                                            DESCRIPTION OF CAPITAL STOCK
      5.  Pro Forma Financial Information.................  HISTORICAL AND PRO FORMA SELECTED
                                                            CONSOLIDATED FINANCIAL DATA
      6.  Material Contracts with the Company Being
          Acquired........................................  Not Applicable
      7.  Additional Information Required for Reoffering
          by Persons and Parties Deemed to be
          Underwriters....................................  Not Applicable
      8.  Interests of Named Experts and Counsel..........  PRINCIPAL STOCKHOLDERS AND SECURITY
                                                            OWNERSHIP OF MANAGEMENT; LEGAL MATTERS;
                                                            EXPERTS
      9.  Disclosure of Commission Position on
          Indemnification for Securities Act Liabilities..  Not Applicable
B.  INFORMATION ABOUT THE REGISTRANT
     10.  Information with Respect to S-3 Registrants.....  Not Applicable
     11.  Incorporation of Certain Information by
          Reference.......................................  Not Applicable
     12.  Information with Respect to S-2 or S-3
          Registrants.....................................  Not Applicable
     13.  Incorporation of Certain Information by
          Reference.......................................  Not Applicable

                                                                           LOCATION OR
                          ITEM OF FORM S-4                            CAPTION IN PROSPECTUS
                          ----------------                            ---------------------
     14.  Information with Respect to Registrants Other
          Than S-2 or S-3 Registrants.....................  SUMMARY; BUSINESS; MARKET FOR COMMON STOCK
                                                            AND DIVIDENDS; HISTORICAL AND PRO FORMA
                                                            SELECTED CONSOLIDATED FINANCIAL DATA;
                                                            INDEX TO FINANCIAL STATEMENTS;
                                                            MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                                            FINANCIAL CONDITION AND RESULTS OF
                                                            OPERATIONS
C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED
     15.  Information with Respect to S-3 Companies.......  Not Applicable
     16.  Information with Respect to S-2 or S-3
          Companies.......................................  Not Applicable
     17.  Information with Respect to Companies Other Than
          S-2 or S-3 Companies............................  Not Applicable
D.  VOTING AND MANAGEMENT INFORMATION
     18.  Information if Proxies, Consents or
          Authorizations Are to be Solicited..............  OUTSIDE FRONT COVER PAGE; SUMMARY; THE
                                                            TRANSACTION; THE AGREEMENT; BUSINESS;
                                                            MANAGEMENT; PRINCIPAL STOCKHOLDERS AND
                                                            SECURITY OWNERSHIP OF MANAGEMENT
     19.  Information if Proxies, Consents or
          Authorizations Are Not to be Solicited, or in an
          Exchange Offer..................................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 13, 1997


PROSPECTUS

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                  COMMON STOCK

                             ---------------------

     The shares of the common stock, par value $.001 per share (the "Common Stock"), of Checkers Drive-In Restaurants, Inc. (the "Company" or "Checkers") covered by this Prospectus, and the Registration Statement of which it is a part, are issuable in connection with the acquisition of three promissory notes of the Company, each dated May 4, 1994 and originally due on August 4, 1995, in the original principal amounts of $1,793,891, $71,036 and $30,536 (collectively, the "Rall-Folks Notes") held by Rall-Folks, Inc., a Georgia corporation ("Rall-Folks"). Rall-Folks acquired the Rall-Folks Notes in connection with the acquisition by the Company of seven Rally's double drive through restaurants in the Atlanta, Georgia area. The term of the Rall-Folks Notes has been extended until the earlier of the closing of the acquisition of the Rall-Folks Notes or 20 days after termination of the Amended and Restated Purchase Agreement, dated as of May 14, 1997, between the Company and Rall-Folks (the "Rall-Folks Agreement"). The Board of Directors of Rall-Folks will call a meeting of the
shareholders of Rall-Folks, to be held on November   , 1997, at the offices of
Rall-Folks, 6131 Peachtree Parkway, Norcross, Georgia 30092 at 10:00 a.m., local time, to consider and vote upon approval of the Rall-Folks Agreement and the transactions contemplated thereby. The Rall-Folks Board of Directors has indicated that it will recommend the Rall-Folks Agreement and the transactions contemplated thereby to the shareholders of Rall-Folks, pursuant to Georgia law. The Board of Directors of Rall-Folks is not soliciting any proxy from the shareholders of Rall-Folks. See "The Transaction."
     The Common Stock is traded on the NASDAQ National Market (the "NMS") and
price quotations are listed under the symbol "CHKR." On November   , 1997, the
last reported per share sale price of the Common Stock on the NMS was $        .
See "Market For The Common Stock And Dividends."
     SEE "RISK FACTORS" COMMENCING ON PAGE 8 FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                   WE ARE NOT ASKING YOU FOR A PROXY AND YOU
                     ARE REQUESTED NOT TO SEND US A PROXY.

                               November   , 1997

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Common Stock is quoted on the NMS, and such reports, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 "K" Street, N.W., Washington, D.C. 20006. Electronic filings made through the Electronic Data Gathering Analysis and Retrieval System are publicly available through the Commission's Web Site (http://www.sec.gov).


     This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 (together, with its exhibits, the "Registration Statement") that the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made. The Registration Statement may be inspected at the public reference facilities of the Commission at the addresses noted above, and copies thereof may be obtained from the Commission at prescribed rates.


     THE COMPANY WILL PROVIDE, UPON WRITTEN OR ORAL REQUEST AND WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED THEREIN BY REFERENCE). REQUESTS MAY BE DIRECTED TO CHECKERS DRIVE-IN RESTAURANTS, INC., 600 CLEVELAND STREET, EIGHTH FLOOR, CLEARWATER, FLORIDA 34615, ATTENTION: SECRETARY, TELEPHONE NO.:
(813) 441-3500.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CHECKERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO PURCHASE BY ANYONE IN ANY STATE (I) IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED (II) IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO; OR
(III) TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF CHECKERS SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE HAS NOT CHANGED SINCE THE DATE OR THE DATES THEREOF.

  Checkers(R) is a registered service mark and Champ Burger(R) is a registered trademark of the Company.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................    2
SUMMARY.....................................................    5
  General...................................................    5
  Certain Covenants.........................................    5
RISK FACTORS................................................    8
  Special Note Regarding Forward-Looking Statements.........    8
  Decreasing Restaurant Sales...............................    8
  History of Operating Losses...............................    8
  Competitive Environment...................................    8
  Certain Financing Considerations; Leverage................    9
  Reliance on Key Personnel.................................    9
  Proposed Acquisition of Certain Notes.....................    9
  Shares Eligible for Future Issuance and Sale; Dilution of
     Voting Power...........................................   10
  Continued Listing on NASDAQ National Market...............   11
  Anti-Takeover Provisions..................................   11
  Control by Principal Stockholder..........................   11
  Government Regulation.....................................   12
HISTORICAL AND PRO FORMA SELECTED CONSOLIDATED FINANCIAL
  DATA......................................................   13
  Selected Consolidated Financial Data......................   13
  Pro Forma Consolidated Financial Data.....................   14
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   17
  Introduction..............................................   17
  Results of Operations.....................................   18
  Liquidity and Capital Resources...........................   27
THE TRANSACTION.............................................   32
  Purchase of the Rall-Folks Notes..........................   32
  Background of and Reasons for the Acquisition of the
     Rall-Folks Notes.......................................   33
  Dissenters Rights; Solicitation of Proxies, Consents or
     Authorizations.........................................   33
  Accounting Treatment......................................   34
  Certain Federal Income Tax Consequences...................   34
  Federal Securities Law Consequences.......................   37
  Regulatory Approvals......................................   37
THE AGREEMENT...............................................   38
  General...................................................   38
  Closing Date and Effective Time...........................   38
  Representations and Warranties............................   38
  Certain Covenants.........................................   38
  Conditions................................................   39
  Termination...............................................   39
  Amendment and Waiver......................................   40
  Indemnification...........................................   40
  Expenses..................................................   40
MARKET FOR COMMON STOCK AND DIVIDENDS.......................   41
  Market Information........................................   41
  Dividends.................................................   41

                                                              PAGE
                                                              ----
BUSINESS....................................................   42
  Introduction..............................................   42
  Restaurant Development and Acquisition Activities.........   42
  Restaurant Operations.....................................   42
  Franchise Operations......................................   46
  Manufacturing Operations..................................   47
  Competition...............................................   48
  Employees.................................................   49
  Trademarks and Service Marks..............................   49
  Government Regulation.....................................   49
  Properties................................................   50
  Litigation................................................   51
MANAGEMENT..................................................   53
  Directors and Executive Officers..........................   53
  Section 16(a) Beneficial Ownership Reporting Compliance...   56
  Compensation of Executive Officers........................   56
  Certain Relationships and Related Transactions............   59
PRINCIPAL STOCKHOLDERS AND SECURITY OWNERSHIP OF
  MANAGEMENT................................................   63
DESCRIPTION OF CAPITAL STOCK................................   64
  General...................................................   64
  Common Stock..............................................   64
  Preferred Stock...........................................   64
  Directors' Liability......................................   65
  Section 203 of the Delaware General Corporation Law.......   65
  Anti-takeover Effects of Provisions of the Company's
     Restated Certificate of Incorporation and By-laws......   65
  Restated Certificate of Incorporation.....................   66
  By-laws...................................................   67
  Transfer Agent and Registrar..............................   68
LEGAL MATTERS...............................................   68
EXPERTS.....................................................   68
INDEX TO FINANCIAL STATEMENTS...............................  F-1
APPENDIX A -- AMENDED AND RESTATED PURCHASE AGREEMENT.......  A-1

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus, is not intended to be complete and is qualified in its entirety by reference to the more detailed information appearing elsewhere herein. The entire Prospectus, the Appendices hereto and the documents incorporated herein by reference should be reviewed in their entirety.

GENERAL

     This Prospectus relates to the proposed acquisition of the Rall-Folks Notes pursuant to the Rall-Folks Agreement in consideration of the issuance of Common Stock to Rall-Folks, the holder of the Rall-Folks Notes. See "The Transaction."

                                  THE COMPANY

     The Company develops, produces, owns, operates and franchises quick-service "double drive-thru" restaurants. Checkers' restaurants are designed to provide fast and efficient automobile-oriented service incorporating a 1950's diner and art deco theme, with a highly visible, distinctive and uniform look that is intended to appeal to customers of all ages. The restaurants feature a limited menu of high quality hamburgers, cheeseburgers and bacon cheeseburgers, specially seasoned french fries, hot dogs and chicken sandwiches as well as related items such as soft drinks and old fashioned premium milk shakes. As of September 8, 1997, there were 480 restaurants operating in 23 states, the District of Columbia and Puerto Rico (232 Company-operated, including 13 joint ventures, and 248 franchised).

     The principal executive offices of the Company are located at 600 Cleveland Street, Eighth Floor, Clearwater, Florida 34615, and its telephone number is
(813) 441-3500.

                                THE TRANSACTION

     General. Pursuant to the Rall-Folks Agreement, the Company will acquire the Rall-Folks Notes for a purchase price (the "Rall-Folks Purchase Price") equal to the aggregate outstanding principal amount of and accrued unpaid interest on the Rall-Folks Notes ($1,295,284 at October 17, 1997) (the "Transaction"). The Rall-Folks Purchase Price is payable in shares of Common Stock, based upon the average per share closing sale price on the NMS for the five full trading days ending on the third business day immediately preceding the closing date of the Transaction (the "Shares"). If the closing had occurred on October 17, 1997, approximately 1,025,967 shares of Common Stock would have been delivered to Rall-Folks. See "The Transaction -- Purchase of the Rall-Folks Notes" for a description of certain additional payments.

     Closing of the Transaction. The closing of the Transaction will occur on the third business day following the date on which the Rall-Folks stockholders approve the Rall-Folks Agreement.

CERTAIN COVENANTS

     Pursuant to the Rall-Folks Agreement, Rall-Folks has agreed, among other things, to either dissolve and wind up its affairs or otherwise distribute the shares of Common Stock received pursuant thereto to its stockholders within one year after the closing of the Rall-Folks Agreement. See "The
Agreement -- Certain Covenants."

     Conditions to the Transaction. The obligations of the parties to consummate the Transaction are subject to the satisfaction of certain conditions, including approval of the Rall-Folks Agreement by the stockholders of Rall-Folks.

     Termination. The Rall-Folks Agreement may be terminated and the Transaction may be abandoned at any time prior to the closing, before or after the approval by the stockholders of Rall-Folks, by: (a) the mutual consent of Rall-Folks and the Company by action of their respective Boards of Directors;
(b) action of the Board of Directors of either Rall-Folks or the Company if the Transaction shall not have been consummated by December 16, 1997; (c) action of the Board of Directors of Rall-Folks or the Company if there has been a breach or failure by the other to perform in any material respect any of its representations and warranties, covenants or conditions contained in the Rall-Folks Agreement, which is not cured within five days after written notice thereof; or (d) action of the Board of Directors of Rall-Folks or the Company, if the conditions to their respective obligations in the Rall-Folks Agreement have not been satisfied or waived.

     Purchase Price Guarantee. The Company has guaranteed that, if Rall-Folks sells all of the Shares in a reasonably prompt manner (but, other than sales made on a price "uptick" (see "The Transaction -- Federal Securities Law Consequences"), no more than 50,000 Shares in any one-week period or 25,000 Shares in any one-day period), Rall-Folks will receive net proceeds from the sale of the Shares equal to the Rall-Folks Purchase Price (i.e., the aggregate outstanding principal and accrued interest of the Rall-Folks Notes, $1,295,284 at October 17, 1997). If Rall-Folks receives less than such amount, the Company will issue to Rall-Folks, at the option of Rall-Folks, either (i) additional shares of Common Stock, which the Company has agreed to register under the Securities Act, or (ii) a six-month subordinated promissory note bearing interest at 11% per annum, in either case based upon the difference between such net proceeds and the Rall-Folks Purchase Price. If a note is issued to Rall-Folks, the Company has agreed to enter into an agreement with respect thereto substantially identical to the Rall-Folks Agreement. The Company has the option at any time to deliver cash to Rall-Folks in lieu of additional shares of Common Stock on the aforesaid note. In addition, the Company may require Rall-Folks either, at Rall-Folks option, to sell back all or any portion of the shares of Common Stock issued to Rall-Folks pursuant to the Rall-Folks Agreement or to terminate any future price protection for shares of Common Stock retained by Rall-Folks. See "The Transaction -- Purchase of the Rall-Folks Notes."

     Accounting Treatment. The Company will account for the Transaction as a payment of the liabilities represented by the Rall-Folks Notes and the sale of the Shares for an amount equal to the Rall-Folks Purchase Price.

     Certain Federal Income Tax Consequences. The exchange of the Rall-Folks Notes for Common Stock will be a taxable transaction for federal income tax purposes. An amount equal to accrued interest on the Rall-Folks Notes through the date of the exchange will be taxed as ordinary income to Rall-Folks, to the extent not previously included in income. In addition, Rall-Folks will recognize gain or loss equal to the difference between (i) the fair market value of the Common Stock (less any interest income recognized) and (ii) Rall-Folks' adjusted basis in the Rall-Folks Notes. See "The Transaction -- Certain Federal Income Tax Consequences."

     Federal Securities Law Consequences. All shares of Common Stock received by Rall-Folks or the Rall-Folks stockholders may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. Pursuant to the terms of the Rall-Folks Agreement, the following limits have been imposed on the sales that may be made by Rall-Folks: (i) Rall-Folks may sell not more than 50,000 shares of Common Stock per week and (ii) Rall-Folks may sell not more than 25,000 shares in any one day, provided that it may sell additional shares in excess of such limits if such additional shares are sold at a price higher than the lowest then current bid price for the Common Stock.

     Regulatory Approvals. The Company and Rall-Folks are not aware of any material federal or state regulatory approvals which must be obtained in connection with their respective transactions, other than the continued effectiveness of the Registration Statement under the Securities Act through the date of issuance of the shares of Common Stock to Rall-Folks pursuant to the Rall-Folks Agreement.

     Dissenters' Rights; Solicitation of Proxies, Consents or
Authorizations. The following information has been provided by the management of Rall-Folks.

     The Board of Directors of Rall-Folks will call a meeting of the
stockholders of Rall-Folks, to be held on November   , 1997 at the offices of
Rall-Folks, 6131 Peachtree Parkway, Norcross, Georgia 30092 at 10:00 a.m., local time, to consider and vote on approval of the Rall-Folks Agreement and the Transaction. The form of notice of meeting has been filed as an exhibit to the Registration Statement. The Board of Directors of Rall-Folks has indicated that it will recommend the Rall-Folks Agreement and the Transaction to the stockholders of Rall-Folks, pursuant to Georgia law. The Board of Directors of Rall-Folks is not soliciting any proxy from the shareholders of Rall-Folks. The affirmative vote of a majority of the outstanding shares of common stock of Rall-Folks will be necessary to approve the Rall-Folks Agreement and the Transaction. Any person appearing at the meeting as a proxy for a stockholder of Rall-Folks will be required to present a written proxy power meeting the requirements of Georgia law in order to vote such stockholder's shares in the meeting.

     Pursuant to Georgia law (O.C.G.A. 14-2-1302(a)(3)), the stockholders of Rall-Folks are entitled to dissent from a stockholder vote approving the consummation of the Rall-Folks Agreement and the Transaction, as they contemplate the sale or exchange of substantially all of the assets of Rall-Folks. Those rights are available to any stockholder who does not vote for approval of the Rall-Folks Agreement and the Transaction at the meeting at which the Rall-Folks Agreement and the Transaction is approved, and who has, prior to that approval, given Rall-Folks the required written notice of his intention to demand payment for his shares if the Rall-Folks Agreement and the Transaction are approved. A copy of the Georgia statute describing dissenters' rights will be attached to the notice of the meeting at which the approval of the Rall-Folks Agreement and the Transaction are to be considered, copies of which have been filed as exhibits to the Registration Statement.

                                  RISK FACTORS

     Certain factors should be considered in evaluating the ownership of the Common Stock to be issued in the Transaction. See "Risk Factors."

                                  RISK FACTORS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     CERTAIN STATEMENTS IN THIS PROSPECTUS UNDER "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES ACT AND THE EXCHANGE ACT. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE, OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE, OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: GENERAL ECONOMIC AND BUSINESS CONDITIONS; THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING; SUCCESS OF OPERATING INITIATIVES; DEVELOPMENT AND OPERATING COSTS; ADVERTISING AND PROMOTIONAL EFFORTS; ADVERSE PUBLICITY; ACCEPTANCE OF NEW PRODUCT OFFERINGS; CONSUMER TRIAL AND FREQUENCY; AVAILABILITY, LOCATIONS, AND TERMS OF SITES FOR RESTAURANT DEVELOPMENT; CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS; QUALITY OF MANAGEMENT; AVAILABILITY, TERMS AND DEPLOYMENT OF CAPITAL; THE RESULTS OF FINANCING EFFORTS; BUSINESS ABILITIES AND JUDGMENT OF PERSONNEL; AVAILABILITY OF QUALIFIED PERSONNEL; FOOD, LABOR AND EMPLOYEE BENEFIT COSTS; CHANGES IN, OR THE FAILURE TO COMPLY WITH, GOVERNMENT REGULATIONS; WEATHER CONDITIONS; CONSTRUCTION SCHEDULES; AND OTHER FACTORS REFERENCED IN THIS PROSPECTUS.

DECREASING RESTAURANT SALES

     Average net sales per Company-operated restaurant open for a full year have been declining each fiscal quarter since the second quarter of 1993. Average net sales were approximately $1,021,000 and $612,000 per Company-operated restaurant for the 12-month periods ended March 31, 1993 and September 8, 1997, respectively. Management believes that the decrease in comparable restaurant sales over this time period is primarily attributable to increased sales pressure from competitor discounting. The Company also cannibalized certain markets in fiscal 1993 and 1994. Cannibalization results from the addition of Company restaurants in existing markets in an attempt to increase market share, to reduce the possibility of entry by other double drive-thru concepts, to provide a sufficient sales base to support broadcast media advertising and to enhance customer convenience. As a result of the addition of Company restaurants in existing markets, the sales of certain Company restaurants primarily in the Central Florida and Atlanta markets were adversely affected during the period 1993 to 1994. However, since the Company has not added a significant number of restaurants since that time, no further material cannibalization has occurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HISTORY OF OPERATING LOSSES

     The Company has reported losses from operations in each of its last three fiscal years. Restaurant margins in 1996 decreased from 6.1% to (0.7%), primarily as a result of high labor, food and paper costs. In addition, comparable sales continued to decrease in 1996 and the first and third quarters of fiscal 1997. In 1997, under the direction of new top management, the Company has implemented new programs designed to improve food, paper and labor costs in its restaurants. No assurance can be given that such programs will be successful or reduce the Company's operating losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITIVE ENVIRONMENT

     The fast food restaurant industry is highly competitive and can be significantly affected by many factors, including changes in local, regional or national economic conditions, changes in consumer tastes, consumer concerns about the nutritional quality of quick-service food and increases in the number of, and particular location of, competing quick-service restaurants. Factors such as inflation, increases in food, labor and energy costs, the availability and cost of suitable sites, fluctuating interest and insurance rates, state and local regulations and licensing requirements and the availability of an adequate number of hourly-paid employees can also adversely affect the fast food restaurant industry.

     In addition, major chains, which have operating concepts similar to or competitive with the Company and which also have substantially greater financial resources and longer operating histories than the Company, dominate the fast food restaurant industry. The Company competes primarily on the basis of food quality, price and speed of service. A significant change in pricing or other marketing strategies by one or more of these competitors could have an adverse impact on sales, earnings and growth of the Company. All of the major fast food chains have increasingly offered selected food items and combination meals at discounted prices. Beginning generally in the summer of 1993, the major fast food hamburger chains began to intensify their promotions of value priced meals, many specifically targeting the $.99 price point at which the Company sells its "Champ Burger(R)." This increased promotional activity has been sustained, and management believes that it has had a negative impact on the Company's sales. While the Company cannot predict the duration of this promotional activity or the extent to which this pricing may become more or less competitive, such pricing could have a continued adverse effect on the Company's sales and earnings. See "Business -- Competition."

CERTAIN FINANCING CONSIDERATIONS; LEVERAGE

     As of October 17, 1997, the Company had outstanding approximately $26.2 million principal amount of long-term indebtedness under its Amended and Restated Credit Agreement dated as of November 22, 1996, as amended (the "Restated Credit Agreement"). Pursuant to the Restated Credit Agreement, the Company is required to maintain minimum consolidated EBITDA of $1.3 million for each of the three four-week periods ending September 8, 1997, $2 million for each of the four four-week periods ending December 29, 1997 and $2.75 million for each four-week period thereafter. Consolidated EBITDA is defined as the sum of consolidated net income, interest expense, provision for income taxes and depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) minus non-cash items, in each case on a consolidated basis and determined in accordance with generally accepted auditing principles. In addition, there are limits on the Company's ability to incur capital expenditures, additional indebtedness or liens and on its ability to enter into transactions with affiliates. In February 1997, the Company obtained a waiver under the Restated Credit Agreement of its obligation to comply with the minimum consolidated EBITDA requirement through July 14, 1997. While the Company is currently in compliance, and management believes that the Company will be able to comply in the future, with the minimum consolidated EBITDA requirement, no assurance can be given that the Company will be able to so comply. The degree to which the Company's assets are leveraged and the degree to which the Company is unable to meet the covenants referred to above may adversely affect the Company's ability to finance its future operations and could limit its ability to pursue business opportunities that may be in the interests of the Company and its stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RELIANCE ON KEY PERSONNEL

     Significant management changes have occurred since the end of the third quarter of fiscal 1996. The success of the Company will be dependent on the new senior management team. In addition, the Company's ability to attract and retain experienced successful executives to its management team will affect its performance. The loss of one or more members of senior management could adversely affect the Company's business and development. See "Management."

PROPOSED ACQUISITION OF CERTAIN NOTES

     In addition to the Rall-Folks Notes, as of October 17, 1997, the Company had a note payable to Restaurant Development Group, Inc. ("RDG") with outstanding principal and accrued interest of $1,198,225 the "RDG Note") and a note payable to Nashville Twin Drive-Thru Partners, L.P. ("NTDT") with outstanding principal and accrued interest of $728,730 (the "NTDT Note" and, collectively with the Rall-Folks Notes and the RDG Note, the "Notes"). The RDG Note and the NTDT Note are past due. The Company has entered into amended agreements with RDG and NTDT whereby it has agreed to acquire the RDG Note in consideration of the issuance of approximately 929,403 shares of Common Stock and a warrant to purchase an additional 120,000 shares of Common Stock and to acquire the NTDT Note in consideration of the issuance of convertible promissory notes in an aggregate principal amount equal to the outstanding principal and accrued interest due under the NTDT Note (the "New NTDT Notes"). The Company previously entered into agreements with these parties to acquire their notes and failed to meet the closing deadlines contained in such agreements. No assurance can be given that the Company will be able to comply with the new deadlines set forth in the amended agreements. If the Company is unable to consummate one or more of these transactions and if the Company is thereafter unable to reach other arrangements with Rall-Folks, RDG or NTDT, as the case may be, this will result in obligations to repay the Notes and the Company may default under the terms of the Restated Credit Agreement. The Company agreed to pay each of RDG and NTDT $100,000 on execution of their amended agreements and on the 15th day of each month thereafter (which payments reduced the outstanding principal amounts of the RDG Note and the NTDT Note, respectively) until the earlier of October 15, 1997 or the effective date of the registration statement for their respective transactions. Such registration
statements were declared effective on November   , 1997. In addition, the
Company has guaranteed that RDG and NTDT will receive minimum net proceeds from the sale of Common Stock they receive under their respective agreements ($1,036,227 and $728,730, respectively, as of October 17, 1997). No assurance can be given that RDG and NTDT will receive such minimum net proceeds or that the Company will not be required to issue additional shares of Common Stock pursuant to such price guarantees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SHARES ELIGIBLE FOR FUTURE ISSUANCE AND SALE; DILUTION OF VOTING POWER

     As of October 17, 1997, (i) 70,132,472 shares of Common Stock were outstanding, (ii) 28,729,759 shares of Common Stock were reserved for issuance in connection with the exercise of outstanding options, warrants and conversion rights, (iii) approximately 2,533,727 shares of Common Stock were issuable as a result of contractual obligations of the Company, i.e., shares issuable to Rall-Folks and RDG and shares issuable assuming conversion of the New NTDT Notes and (iv) options to purchase 6,700,000 shares of Common Stock were available for grant under the Company's stock option plans as proposed to be amended. The Company currently has an obligation to register the offer and sale of approximately 38.4 million shares of the Common Stock. At the Company's Annual Meeting of Stockholders held on August 6, 1997, stockholders approved an amendment to the Company's Certificate of Incorporation increasing the number of authorized shares of Common Stock from 100,000,000 to 150,000,000 shares. The Company may issue additional shares of the Common Stock and preferred stock in the future in connection with acquisitions, corporate combinations, financing activities or employee compensation plans. Sales of substantial amounts of Common Stock in the open market or the availability of such shares for sale could adversely affect the market for the Common Stock. See "Market For Common Stock and Dividends."

     If the Transaction, the acquisition of the RDG Note and the conversion of the New NTDT Notes are consummated, it is anticipated that approximately 2,533,727 shares of Common Stock will be issued (representing approximately 3.6% of the presently outstanding Common Stock). The number of shares to be issued will be determined by dividing the aggregate purchase prices for the Notes ($3,232,239 as of October 17, 1997) by the average of the closing per share sale price of the Common Stock for a set number of days prior to the closing date for each transaction. In order to promote an orderly distribution of the Common Stock to be issued to and sold by Rall-Folks, RDG and NTDT, the Company negotiated the following limits on sales: (i) each of Rall-Folks, RDG and NTDT may sell not more than 50,000 shares of Common Stock per week (150,000 in the aggregate); and (ii) each may sell not more than 25,000 shares in any one day (75,000 shares in the aggregate); provided that each may sell additional shares in excess of such limits if such additional shares are sold at a price higher than the lowest then current bid price for the Common Stock. While it is anticipated that the foregoing limits will allow an orderly distribution of the Common Stock to be issued to and sold by Rall-Folks, RDG and NTDT, the effect of a potential offering of an average of 150,000 shares of Common Stock per week by Rall-Folks, RDG and NTDT, in the aggregate, is undeterminable at this time.

     The individuals or entities having registration rights for Common Stock will be entitled to sell such stock subject to any limitations under federal securities laws resulting from their relationship to the Company. There can be no assurance that any of these sales will not have an adverse effect on the market price for the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The voting power of the Company's stockholders prior to consummation of the RDG Agreement and conversion of the New NTDT Notes will be diluted as a result of the issuance of Common Stock (constituting approximately 2.2% of the presently outstanding Common Stock) pursuant thereto. The issuance of Common Stock upon consummation of the Rall-Folks Agreement (constituting approximately 1.5% of the presently outstanding Common Stock) will further dilute the voting power of the Company's stockholders.

CONTINUED LISTING ON NASDAQ NATIONAL MARKET

     NASDAQ has issued amendments to the requirements for continued listing on the NMS, including a requirement that the trading value of the stock of each listed company not fall below the minimum trading value of $1.00 per share for any 30-day period. The market price of the Common Stock was below $1.00 for an aggregate of 59 days during 1996, with the longest consecutive period being 24
days. As of November   , 1997, the closing per share price of the Common Stock
on the NMS was $       per share, as compared to $1.78125 per share on March 17,
1997. In addition, it is possible that the market price of the Common Stock could be further adversely affected as a result of anticipated dispositions of Common Stock by Rall-Folks, RDG and NTDT or sales of other shares of Common Stock which the Company has an obligation to register under the Securities Act. If the market price of the Common Stock were to decrease further after the new stricter requirements for continued listing on the NMS take effect, no assurance can be given that the Company will be able to continue to list the Common Stock on the NMS. See "Risk Factors -- Proposed Acquisition of Certain Notes" and "Risk Factors -- Shares Eligible for Future Issuance and Sale; Dilution of Voting Power."

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation and By-laws contain provisions restricting the ability of stockholders to: (i) call meetings of stockholders;
(ii) nominate directors; (iii) present proposals for stockholder consideration;
(iv) enter into certain transactions with the Company; and (v) amend the Certificate of Incorporation or By-laws. Such provisions may have the effect of discouraging third parties from investing in or attempting to take control of the Company. See "Description of Capital Stock."

CONTROL BY PRINCIPAL STOCKHOLDER

     CKE Restaurants, Inc. ("CKE") holds 12,754,885 shares of Common Stock (approximately 18.2% of the outstanding shares). In addition, CKE has the right to acquire an additional 7,350,428 shares upon exercise of currently exercisable warrants. CKE would hold approximately 25.9% of the outstanding shares after giving effect to the exercise of the warrants. No other stockholder of the Company owns 5% or more of the Company's outstanding Common Stock. Consequently, CKE may be deemed to have the practical ability to have a significant influence on all matters put to a vote of the Company's stockholders. CKE has entered into a letter of intent with Fidelity National Financial, Inc. ("Fidelity"), GIANT GROUP, LTD. ("GIANT") and Rally's Hamburgers, Inc. ("Rally's") whereby CKE, Fidelity and GIANT and certain related parties would sell to Rally's the shares of the Company's Common Stock held by them on September 19, 1997. See "Management -- Certain Relationships and Related Transactions" and "Principal Stockholders and Security Ownership of Management."

GOVERNMENT REGULATION

     The restaurant business is subject to extensive federal, state and local government regulations relating to the development and operations of fast food restaurants, including regulations relating to building, parking, ingress and egress and zoning requirements and the preparation and sale of food and laws that govern the Company's relationship with their respective employees, such as minimum wage requirements, overtime and working conditions and citizenship requirements. The failure to obtain or retain food licenses or substantial increases in the minimum wage could adversely affect operations. The Company has not been significantly affected by recent increases in the minimum wage because most of its employees are already being paid at a level at or above the new minimum wage. In addition, recent modest price increases have offset any such wage increases. The Company does not anticipate that the increases in the minimum wage will result in material upward pressure on the Company's prevailing wage scale. The Company is also subject to federal regulation and certain state laws which regulate the offer and sale of franchises to their respective franchisees.

                            HISTORICAL AND PRO FORMA
                      SELECTED CONSOLIDATED FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated Statement of Operations data presented for each of the fiscal years in the three-year period ended December 30, 1996 and the Balance Sheet data as of December 30, 1996 and January 1, 1996 were derived from, and should be read in conjunction with, the audited financial statements and related notes of Checkers Drive-In Restaurants, Inc. and subsidiaries included elsewhere herein. The Statement of Operations data for the years ended December 31, 1993 and December 31, 1992 and the Balance Sheet data as of January 2, 1995, December 31, 1993 and December 31, 1992 were derived from audited financial statements not included herein. The selected consolidated financial data presented below as of and for the periods ended September 9, 1996 and September 8, 1997 is derived from unaudited consolidated financial statements; however, in the opinion of the Company, all adjustments, consisting of normal recurring adjustments, necessary for the presentation of the Company's financial position and results of operations for such periods have been included. Operating results for the quarter ended September 8, 1997 are not necessarily indicative of the results that may be expected for future periods, including the entire year ended December 29, 1997.

     The Company declared a three-for-two stock split, a two-for-one stock split and a three-for-two stock split payable in the form of stock dividends effective February 20, 1992, September 3, 1992, and June 30, 1993, respectively. All share and per share information has been retroactively restated to reflect the splits. In 1993, the Company completed a number of acquisitions, five of which (for a total of 20 Restaurants) were accounted for as poolings of interests. The information provided below has been restated to reflect the retroactive combination of the entities involved in the acquisitions accounted for as poolings of interests and to provide pro forma income taxes for all S Corporations involved.

     As of January 1, 1994, the Company changed from a calendar reporting year ending on December 31st to a fiscal year which will generally end on the Monday closest to December 31st. Each quarter consists of three 4-week periods, with the exception of the fourth quarter which consists of four 4-week periods.


                                                          YEAR ENDED                        THREE QUARTERS ENDED
                                     ----------------------------------------------------   ---------------------
                                     DEC. 30,   JAN. 1,    JAN. 2,    DEC. 31,   DEC. 31,   SEPT. 8,    SEPT. 9,
                                       1996       1996       1995       1993       1992       1997        1996
                                     --------   --------   --------   --------   --------   ---------   ---------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
Net Operating Revenue..............  $164,960   $190,305   $215,115   $184,027   $102,137    $100,603    $114,161
Restaurant Operating Costs.........   156,548    167,836    173,087    124,384     63,774      90,362     103,822
Cost of Modular Restaurant Package
  Revenues.........................     1,704      4,854     10,485     20,208     11,899         439       1,380
Other Depreciation and
  Amortization.....................     4,326      4,044      2,796      1,325        511       1,546       2,720
General and Administrative
  Expense..........................    20,190     24,215     21,875     14,048      7,988      10,276      13,585
Accounting Charges and Loss
  Provisions.......................    24,405     26,572     14,771         --         --          --      14,670
Interest Expense...................     6,233      5,724      3,564        556        706       6,666       4,013
Interest Income....................       678        674        326        273      1,266         238         622
Minority Interests in Income
  (Loss)...........................    (1,509)      (192)       185        342        400         (60)         10
Income from Continuing Operations
  (Pretax).........................  $(46,258)  $(42,074)  $(11,324)  $ 23,437   $ 18,125    $ (8,388)   $(25,417)
Income from Continuing Operations
  (Pretax) per Common Share........  $  (0.89)  $  (0.83)  $  (0.23)  $   0.49   $   0.40    $  (0.14)   $  (0.49)
Total Assets.......................  $136,110   $166,819   $196,770   $179,950   $101,526    $121,300    $149,800
Book value per Common Share........  $   0.78   $   1.57   $   2.21   $   2.29   $   1.76    $   0.85    $   1.05
Long-Term Obligations and
  Redeemable Preferred Stock.......  $ 39,906   $ 38,090   $ 38,341   $ 36,572   $  4,162    $ 30,136    $ 44,659
Cash Dividends Declared per Common
  Share............................  $     --   $     --   $     --   $     --   $     --    $     --    $     --
Ratio of Earnings to Fixed
  Charges..........................        (a)        (a)        (a)     43.15x      26.7x         (a)         (a)
Coverage Deficiency................  $ 46,258   $ 42,074   $ 11,324         --         --       9,084      26,043


---------------

(a) Earnings were not adequate to cover fixed charges in the indicated period.

PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following Pro Forma Consolidated Financial Data sets forth certain unaudited pro forma financial information giving effect to the purchase of the Notes. See "Risk Factors -- Proposed Acquisition of Certain Notes" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The pro forma financial information is based on, and should be read in conjunction with, the historical consolidated financial statements of the Company and the notes related thereto beginning on page F-1 of this Prospectus. The pro forma financial information gives effect to the issuance of 2,975,883 shares of Common Stock in connection with the purchase of the Rall-Folks Notes and the RDG Note and the conversion of the New NTDT Notes, based upon the per share price of the Common Stock of $1.28125, assuming each closing had occurred on September 8, 1997.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                                                  PRO FORMA ADJUSTMENTS
                                          ----------------------------------------------------------------------
                                          HISTORICAL AT
                                          SEPTEMBER 8,
                                              1997            RDG       RALL-FOLKS       NTDT        PRO-FORMA
                                          -------------   -----------   -----------   -----------   ------------
                                                     ASSETS
Current Assets:
  Cash and Cash Equivalents.............  $  3,720,583                                              $  3,720,583
  Receivables...........................     2,501,473                                                 2,501,473
  Other Current Assets..................    10,501,557                                                10,501,557
                                          ------------                                              ------------
         Total Current Assets...........    16,723,613                                                16,723,613
                                          ------------                                              ------------
  Property and Equipment, Net...........    89,964,658                                                89,964,658
  Intangibles, Net......................    12,277,613                                                12,277,613
  Other Noncurrent Assets...............     2,334,250                                                 2,334,250
                                          ------------                                              ------------
                                          $121,300,134                                              $121,300,134
                                          ============                                              ============

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current Installments of Long-Term
    Debt(1).............................     7,273,621(1)  (1,393,225)   (1,487,627)     (921,894)     3,470,875
  Other Current Liabilities.............    23,960,063         (2,554)       (3,913)       (3,637)    23,949,959
                                          ------------                                              ------------
         Total Current Liabilities......    31,233,684                                                27,420,834
                                          ============                                              ============
  Long-Term Debt, Less Current
    Installments........................    30,136,450                                                30,136,450
  Other Non-Current Liabilities.........     8,559,665                                                 8,559,665
                                          ------------                                              ------------
         Total Liabilities..............    69,929,799                                                66,116,949
                                          ============                                              ============
Stockholders' Equity:
  Common Stock..........................        70,132(2)       1,089         1,164           722         73,107
  Additional Paid-in Capital............   110,435,116(1)   1,394,690     1,490,376       924,809    114,244,991
  Warrants..............................     9,463,132(1)                                              9,463,132
  Retained (Deficit) Earnings...........   (68,198,045)                                              (68,198,045)
                                          ------------                                              ------------
                                            51,770,335                                                55,583,185
  Less Treasury Stock, at Cost..........       400,000                                                   400,000
                                          ------------                                              ------------
         Net Stockholders' Equity.......    51,370,335                                                55,183,185
                                          ------------                                              ------------
                                          $121,300,134                                              $121,300,134
                                          ============                                              ============

---------------

(1) Assumes all shares to be issued pursuant to the purchase agreements with Rall-Folks, RDG and NTDT (the "Agreements"), including shares issued on conversion of the New NTDT Notes, are issued on September 8, 1997 at the current market value of $1.28125 and based upon actual principal and accrued interest balances as of September 8, 1997. Shares that may be issued pursuant to the price protection provisions of the Agreements are not reflected above.

(2) Total shares assumed issued to RDG, Rall-Folks and NTDT are 1,039,389, 1,164,128 and 722,366 respectively.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE THREE QUARTERS ENDED SEPTEMBER 8, 1997

                                                           PRO FORMA ADJUSTMENTS
                                      ----------------------------------------------------------------
                                       HISTORICAL         RDG      RALL-FOLKS    NTDT      PRO-FORMA
                                      ------------     ---------   ----------   -------   ------------
Revenues:
  Net Restaurant sales..............  $ 94,985,903                                        $ 94,985,903
  Franchise revenues and fees.......     5,122,030                                           5,122,030
  Modular restaurant packages.......       493,883                                             493,883
                                      ------------                                        ------------
          Total revenues............   100,602,816                                         100,602,816
Costs and expenses:
  Costs of sales and other
     restaurant expenses............    90,361,833                                          90,361,833
  Cost of modular restaurant package
     revenues.......................       438,638                                             483,638
  Other depreciation and
     amortization...................     1,546,324                                           1,546,324
  General and administrative
     expenses.......................    10,276,625                                          10,276,626
                                      ------------                                        ------------
          Total costs and
            expenses................   102,623,420                                         102,623,420
                                      ------------                                        ------------
     Operating income (loss)........    (2,020,604)                                          2,020,604
Other income (expense):
  Interest income...................       238,221                                             238,221
  Interest expense..................    (6,665,984)(1)    94,094     141,660    128,279     (6,301,951)
                                      ------------     ---------   ---------    -------   ------------
     Loss before minority interest,
       and income tax expense
       (benefit)....................    (8,448,367)                                          8,084,334
     Minority interests in (losses)
       earnings.....................        59,933                                             (59,933)
                                      ------------                                        ------------
     Loss before income tax expense
       (benefit)....................    (8,388,434)                                         (8,024,401)
     Income tax expense (benefit)...             0                                                   0
                                      ------------                                        ------------
     Net loss.......................  $ (8,388,434)                                       $ (8,024,401)
                                      ============                                        ============
     Preferred dividends............       695,998                                             695,998
                                      ------------                                        ------------
     Net loss to common
       shareholders.................  $ (9,084,432)                                       $ (8,720,399)
                                      ------------                                        ------------
     Net loss per common share......  $      (0.15)                                       $      (0.14)
                                      ============                                        ============
     Weighted average number of
       common shares outstanding....    60,162,577(1)  1,089,389   1,164,128    722,366     63,138,460
                                      ============     =========   =========    =======   ============

---------------

(1) Assumes all shares to be issued pursuant to the Agreements are issued on December 31, 1996 at the current market value of $1.28125 and based upon actual principal and accrued interest balances as of September 8, 1997.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 30, 1996

                                                           PRO FORMA ADJUSTMENTS
                                       --------------------------------------------------------------
                                        HISTORICAL       RDG      RALL-FOLKS    NTDT      PRO-FORMA
                                       ------------   ---------   ----------   -------   ------------
Revenues:
  Net Restaurant sales...............   155,392,311                                       155,392,311
  Franchise revenues and fees........     8,366,382                                         8,366,382
  Modular restaurant packages........     1,201,624                                         1,201,624
                                       ------------                                      ------------
          Total revenues.............   164,960,317                                       164,960,317
Costs and expenses:
  Costs of sales and other restaurant
     expenses........................   156,548,472                                       156,548,472
  Cost of modular restaurant package
     revenues........................     1,703,623                                         1,703,623
  Other depreciation and
     amortization....................     4,325,517                                         4,325,517
  General and administrative
     expenses........................    20,189,965                                        20,189,965
  Accounting charges and
     provisions......................    24,404,679                                        24,404,679
                                       ------------                                      ------------
          Total costs and expenses...   207,172,256                                       207,172,256
                                       ------------                                      ------------
          Operating income (loss)....   (42,211,939)                                      (42,211,939)
Other income (expense)
  Interest income....................       677,995                                           677,995
  Interest expense...................    (6,232,761)    145,523     202,914    108,526     (5,775,798)
                                       ------------                                      ------------
     Loss before minority interest,
       and income tax expense
       (benefit).....................   (47,766,705)                                      (47,309,742)
     Minority interests in (losses)
       earnings......................    (1,508,825)                                       (1,508,825)
                                       ------------                                      ------------
     Loss before income tax expense
       (benefit).....................   (46,257,880)                                      (45,800,917)
     Income tax expense (benefit)....       151,000                                           151,000
                                       ------------                                      ------------
     Net loss........................  $(46,408,880)                                     $(45,951,917)
                                       ============                                      ============
     Net loss per common share.......  $      (0.90)                                     $      (0.84)
                                       ============                                      ============
     Weighted average number of
       common shares outstanding.....    51,698,480   1,089,389   1,164,128    722,366     54,674,363
                                       ============   =========   =========    =======   ============

---------------

(1) Assumes all shares to be issued pursuant to the Agreements are issued on January 2, 1996 at the current market value of $1.28125 and based upon actual principal and accrued interest balances as of September 8, 1997.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

     The Company commenced operations on August 1, 1987 to operate and franchise Checkers double drive-thru restaurants. As of September 8, 1997, the Company had an ownership interest in 232 Company-operated restaurants and an additional 248 restaurants were operated by franchisees. The Company's ownership interest in the Company-operated restaurants is in one of two forms: (i) the Company owns 100% of the restaurant (as of September 8, 1997, there were 219 such restaurants); and (ii) the Company owns a 10.55% or 65.83% interest in a partnership which owns the Restaurant (a "Joint Venture Restaurant"). As of September 8, 1997, there were 13 such Joint Venture Restaurants. See
"Business -- Restaurant Operations -- Joint Venture Restaurants."

     The Company continues to see the positive effects of aggressive programs implemented at the beginning of fiscal 1997 that are designed to improve food, paper and labor costs. These costs totalled 69.2%, 63.6% and 63.7% of net restaurant revenues in the first, second and third quarters of 1997 compared to 65.6%, 69.3%, 73.3% and 75.9% of net restaurant revenues in the first, second, third and fourth quarters of fiscal 1996. These improvements were achieved despite a 16.4% decrease in Company-owned same store sales in the third quarter of 1997 as compared to the third quarter of the prior year.

     The Company was able to reduce food and paper costs by cooperating with CKE and Rally's to leverage the purchasing power of the three entities to negotiate improved terms for their respective contracts with suppliers. The Company has achieved annualized savings in excess of $5.0 million.

     The Company has also implemented over 15 changes in restaurant operations in order to lower labor and benefits costs. These changes include adjusting the number of salaried managers per store, creating an incentive program targeting profit, closing one drive thru lane during slow periods and creating a labor matrix that guides the managers on proper staffing levels.

     In an effort to improve sales, the Company is in the process of creating a new brand identity that will appeal to the heavy fast food users. The Company has recently selected a new advertising agency that is working with management to create a new marketing program that will emphasize the quality of the Company's product while distinguishing it from its competitors. The first advertising campaign using this strategy began on October 6, 1997.

     In addition, the Company is seeking to improve sales by enhancing the experience of the customer when visiting a Checkers restaurant. The Company is currently testing in-restaurant dining areas in certain restaurants. The Company has also reintroduced the "mystery shop" program which enables the Company to evaluate quality, service and cleanliness of its restaurants through a service which provides customers to perform such evaluations.


     The Company has made prepayments of principal on its primary credit facility to the extent that no further payments of principal otherwise required will be made until the maturity date of July 31, 1999. Accordingly, the Company does not believe that its debt has a significant impact on current operating results. See "Liquidity and Capital Resources."


     Although the Company's operating margins for the first three quarters of 1997 were 37.2% higher than the restaurant operating margins for the first three quarters of 1996, the Company intends to continue to implement programs to further improve those margins.

     In the third quarter of fiscal 1997, the Company, along with its franchisees, experienced a net increase of two operating restaurants, compared to a net decrease of two operating restaurants in the third quarter of fiscal 1996. Based on information obtained from the Company's franchisees, the Checkers franchise community expects to open approximately 30 new units in 1997. The Company does not currently expect significant further restaurant closures, choosing instead to focus on improving restaurant margins. The Company's franchisees as a whole continue to experience higher average per store sales than Company restaurants.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship to total revenues of the listed items included in the Company's Consolidated Statements of Operations. Certain items are shown as a percentage of restaurant sales and Modular Restaurant Package ("MRP") revenue. The table also sets forth certain selected restaurant operating data.

                                               FISCAL YEAR ENDED                  THREE QUARTERS ENDED
                                     --------------------------------------   -----------------------------
                                     DECEMBER 30,   JANUARY 1,   JANUARY 2,   SEPTEMBER 8,    SEPTEMBER 9,
                                         1996          1996         1995          1997            1996
                                     ------------   ----------   ----------   -------------   -------------
                                                                                       (UNAUDITED)
Revenues:
  Net Restaurant Sales.............        94.2%         93.9%        90.6%         94.4%           93.9%
  Franchise Revenues and Fees......         5.1%          4.5%         4.1%          5.1%            5.3%
  Modular Restaurant Packages......         0.7%          1.6%         5.3%          0.5%            0.8%
                                       --------      --------     --------      --------        --------
          Total Revenues...........       100.0%        100.0%       100.0%          100%            100%
                                       --------      --------     --------      --------        --------
Costs and Expenses:
  Restaurant Food and Paper
     Cost(1).......................        35.2%         35.7%        35.5%         32.9%           34.6%
  Restaurant Labor Costs(1)........        36.9%         32.6%        30.2%         32.9%           35.8%
  Restaurant Occupancy
     Expense(1)....................         8.3%          6.5%         5.0%          8.5%            8.2%
  Restaurant Depreciation and
     Amortization(1)...............         5.7%          6.0%         6.3%          6.0%            5.6%
  Advertising Expense(1)...........         4.8%          4.5%         4.1%          5.1%            3.4%
  Other Restaurant Operating
     Expenses(1)...................         9.9%          8.7%         7.8%         10.0%            9.3%
  Cost of Modular Restaurant
     Package Revenues(2)...........       141.8%        162.1%        92.0%         88.8%          154.5%
  Other Depreciation and
     Amortization..................         2.6%          2.1%         1.3%          1.5%            2.4%
  General and Administrative
     Expenses......................        12.5%         12.7%        10.2%         10.2%           11.9%
  Impairment of Long-lived
     Assets........................         9.0%          9.9%         0.0%           --             7.4%
  Losses on Assets to be Disposed
     of............................         4.3%          1.7%         4.2%           --             5.0%
  Loss Provisions..................         1.2%          2.3%         2.6%           --             0.4%
                                       --------      --------     --------      --------        --------
          Total Costs and
            Expenses...............       125.6%        119.6%       103.7%        102.0%          119.3%
                                       ========      ========     ========      ========        ========
  Operating (Loss).................       (25.6)%       (19.6)%       (3.7)%        (2.0)%         (19.3)%
Other Income (Expense):
  Interest Income..................         0.4%          0.4%         0.2%          0.2%            0.5%
  Interest Expense.................        (3.8)%        (3.0)%       (1.7)%        (3.5)%          (3.4)%
Interest -- loan cost
  amortization.....................                                                 (3.1)%          (0.1)%
Minority Interest in (Losses)
  Earnings.........................        (0.9)%        (0.1)%        0.1%         (0.1)%           0.0%
                                       --------      --------     --------      --------        --------
Loss Before Income Tax Expense
  (Benefit)........................       (28.0)%       (22.1)%       (5.3)%        (8.3)%         (22.3)%
Income Tax Expense (Benefit).......         0.1%         (4.7)%       (2.1)%         0.0%           (0.5)%
                                       --------      --------     --------      --------        --------
          Net Loss.................       (28.1)%       (17.5)%       (3.1)%        (8.3)%         (22.8)%
                                       ========      ========     ========      ========        ========
Operating Data:
  System Wide Restaurant Sales (in
     000's)
     Company Operated..............    $155,392      $178,744     $194,922      $ 94,987        $107,193
     Franchise.....................     172,566       190,151      180,977       124,985         183,788
                                       --------      --------     --------      --------        --------
          Total....................    $327,958      $368,895     $375,899      $219,472        $240,981
                                       ========      ========     ========      ========        ========

                                       DECEMBER 30,   JANUARY 1,   JANUARY 2,   SEPTEMBER 8,   SEPTEMBER 9,
                                           1996          1996         1995          1997           1996
                                       ------------   ----------   ----------   ------------   ------------
Average Annual Net Sales Per
  Restaurant Open for a Full Year (in
  000's)(3):
  Company Operated...................      $651          $721         $815          $612           $633
  Franchised.........................       755           814          840           742            787
                                           ----          ----         ----          ----           ----
  System Wide........................       699           765          827           677            706
                                           ----          ----         ----          ----           ----
Number of Restaurants(4)
  Company Operated...................       232           242          261           232            255
  Franchised.........................       246           257          235           248            250
                                           ----          ----         ----          ----           ----
          Total......................      $478          $499         $496          $480           $505
                                           ====          ====         ====          ====           ====

---------------

(1) As a percent of net restaurant sales.
(2) As a percent of Modular Restaurant Package revenues.
(3) Includes sales for restaurants open for entire trailing 13 periods, and stores expected to be closed in the following year.
(4) Number of restaurants open at end of period.

  Comparison of Historical Results -- Fiscal Years 1996 and 1995

     Revenues. Total revenues decreased 13.3% to $165.0 million in 1996 compared to $190.3 million in 1995. Company-operated net restaurant sales decreased 13.1% to $155.4 million in 1996 from $178.7 million in 1995. The decrease resulted partially from a net reduction of ten Company-operated restaurants since January 1, 1996. Comparable Company-operated restaurant sales for the year ended December 30, 1996 decreased 9.7% as compared to the year ended January 1, 1996, which includes those restaurants open at least 13 periods. These decreases in net restaurant sales and comparable restaurant sales is primarily attributable to continuing sales pressure from competitor discounting, severe weather in January and February of 1996 and the inability of the Company to effect a competitive advertising campaign during fiscal 1996. See "Risk Factors -- Competitive Environment" and "Business -- Competition."

     During 1996, the Company opened five Restaurants, acquired 18 Restaurants and partnership interests in an additional nine Restaurants from franchisees, sold or leased 15 Restaurants to franchisees and closed 27 Restaurants for a net reduction of ten Company-operated Restaurants in 1996. Franchisees opened 25 Restaurants, acquired or leased 15 Restaurants from the Company, sold or transferred 27 Restaurants to the Company and closed 24 Restaurants for a net reduction of 11 franchisee-operated Restaurants in 1996. During the first two quarters of 1997, the Company and its franchises experienced a net increase of three Restaurants.

     During 1995, the Company opened six restaurants, acquired two restaurants, sold or leased 14 restaurants to franchisees and closed 13 restaurants for a net reduction/increase of 19 Company operated restaurants in 1995. Franchisees opened 30 restaurants, acquired or leased 18 restaurants from the Company, sold two restaurants to the Company and closed 24 restaurants for a net increase of 22 franchisee-operated restaurants in 1995.

     Royalties decreased 2.2% to $7.4 million in 1996 from $7.6 million in 1995 due primarily to a net reduction of 11 franchised restaurants since January 1, 1996. Comparable franchised restaurant sales for restaurants open at least 12 months for the year ended December 30, 1996 decreased approximately 7.2% as compared to the year ended January 1, 1996. The Company believes that the decline in sales experienced by franchisees can be attributed primarily to the same factors noted above, but that these factors may have been mitigated to some extent by the location in many instances of franchise restaurants in less competitive markets. In addition, the Company believes that the franchisees have been able to maintain average net restaurant sales above those of Company-owned restaurants as a result of franchisees conducting local restaurant marketing campaigns targeted at the specific demographics of the population constituting the primary customers of each restaurant.

     Franchise fees decreased 3.2% to approximately $930,000 in 1996 from approximately $961,000 in 1995. An actual decrease of $421,000 as a direct result of fewer franchised restaurants opened as well as certain discounting of fees on non-standard restaurant openings, offset by the effect of recording $390,000 of revenue from terminations of Area Development Agreements during the year ended December 30, 1996, generated the net decrease of $31,000. The Company recognizes franchise fees as revenues when the Company has substantially completed its obligations under the franchise agreement, usually at the opening of the franchised restaurant.

     MRP revenues decreased 59.9% to $1.2 million in 1996 compared to $3.0 million in 1995 due to decreased sales volume of MRPs to the Company's franchisees which is a result of a slow down in franchisee restaurant opening activity. Also, the Company made a concerted effort to refurbish and sell its inventory of used MRPs from closed sites. Because of the number of used MRPs available, the Company has typically sold them for a price which approximates book value. The sales price is primarily dependent upon demand and therefore may change as demand increases or supply decreases. However, these sales have negatively impacted the new MRP revenues. Revenues from the sale of new MRPs are recognized on the percentage of completion method during the construction process; therefore, a substantial portion of MRP revenues are recognized prior to the opening of a restaurant. See "Business -- Litigation."

     Costs and expenses. Restaurant food ($49.5 million) and paper ($5.2 million) costs totalled $54.7 million or 34.2% of gross restaurant sales for 1996, compared to $63.7 million ($57.6 million food costs; $6.1 million, paper costs) or 34.7% of gross restaurant sales for 1995. The decrease in food and paper costs as a percentage of gross restaurant sales was due primarily to decreases in beef costs and paper costs experienced by the Company during fiscal 1996, partially offset by various promotional discounts in the final two quarters of 1996.

     Restaurant labor costs, which includes restaurant employees' salaries, wages, benefits and related taxes, totalled $57.3 million or 35.9% of gross restaurant sales for 1996, compared to $58.2 million or 31.8% of gross restaurant sales for 1995. The increase in restaurant labor costs as a percentage of gross restaurant sales was due primarily to the decline in average gross restaurant sales relative to the semi-variable nature of these costs; a high level of turnover in the regional management positions, which caused inconsistencies in the management of labor costs in the restaurants; increase in labor costs resulting from the L.A. Mex dual brand test which the Company and various franchise restaurants conducted in 1996; and an increase in the federal minimum wage rate. The decrease in actual expense was caused by a reduction in the variable portion of labor expenses as sales declined.

     Restaurant occupancy expense, which includes rent, property taxes, licenses and insurance, totalled $12.9 million or 8.1% of gross restaurant sales for 1996, compared to $11.6 million or 6.3% of gross restaurant sales for 1995. This increase in restaurant occupancy costs as a percentage of gross restaurant sales was due primarily to the decline in average gross restaurant sales relative to the fixed nature of these expenses and also higher average occupancy costs resulting from the acquisition of interests in 12 restaurants in Chicago, Illinois.

     Restaurant depreciation and amortization decreased 16.9% to $8.8 million for 1996, from $10.6 million for 1995, due primarily to late 1995 and 1996 impairments recorded under Statement of Financial Accounting Standards No. 121 which was adopted as of January 1, 1996.

     Advertising decreased to $7.4 million or 4.6% of restaurant sales for 1996 which did not materially differ from the $8.1 million or 4.4% of restaurant sales spent for advertising in 1995.

     Other restaurant expenses includes all other restaurant level operating expenses other than food and paper costs, labor and benefits, rent and other costs which includes utilities, maintenance and other costs. These expenses totalled $15.3 million or 9.6% of gross restaurant sales for 1996 compared to $15.6 million or 8.5% of gross restaurant sales for 1995. The increase for 1996 as a percentage of gross restaurant sales, was primarily related to the decline in average gross restaurant sales relative to the fixed and semi-variable nature of many expenses.

     Costs of MRP revenues totalled $1.7 million or 141.8% of MRP revenues for 1996, compared to $4.9 million or 162.1% of such revenues for 1995. The decrease in these expenses as a percentage of MRP revenues was attributable to a third quarter 1995 accounting charge of $500,000 to write-down excess work in process buildup and a reduction in direct and indirect labor in early 1996.

     Selling, general and administrative expenses decreased to $20.2 million or 12.2% of total revenues in 1996 from $24.2 million or 12.7% of total revenues in 1995. The decrease in these expenses was primarily attributable to a decrease in corporate overhead costs as a result of the Company's restructuring during 1995 and early 1996.

     Accounting Charges and Loss Provisions. The Company recorded accounting charges and loss provisions of $16.8 million during the third quarter of 1996, $1.2 million of which consisted of various selling, general and administrative expenses ($449,644 provisions for bad debt and $750,000 provision for state sales tax audits). Refinancing costs of $850,000 were recorded to expense capitalized costs incurred in connection with the Company's previous lending arrangements with its bank group. Provisions totalling $14.2 million to close 27 restaurants, relocate 22 of them ($4.2 million), settle 16 leases on real property underlying these stores ($1.2 million) and sell land underlying the other 11 restaurants ($300,000), and impairment charges related to an additional 28 under-performing restaurants ($8.5 million) were recorded. A loss provision of $500,000 was also recorded to reserve for Champion's finished buildings inventory as an adjustment to fair market value.

     Additional accounting charges and loss provisions of $12.4 million were recorded during the fourth quarter of 1996, $1.5 million of which consisted of various selling, general and administrative expenses (including $578,000 for severance, employee relocations, bad debt provisions of $366,000 and $203,842 for other charges). Provisions totalling $7.7 million, including $1.4 million for additional losses on assets to be disposed of, $5.4 million for impairment charges related to 9 under-performing restaurants received by the Company through a July 1996 franchisee bankruptcy action and $393,000 for other impairment charges were also recorded. Additionally, in the fourth quarter of 1996, a $1.1 million provision for loss on the disposal of the L.A. Mex product line, workers compensation accruals of $1.1 million (included in restaurant labor costs), adjustments to goodwill of approximately $510,000 (included in other depreciation and amortization) and approximately a $453,000 charge for the assumption of minority interests in losses on joint-venture operations as a result of the receipt by the Company of certain assets from the bankruptcy of a franchisee.

     Third quarter 1995 accounting charges and loss provisions of $8.8 million consisted of $2.9 million in various selling, general and administrative expenses (write-off of $1.2 million in receivables, accruals for $125,000 in recruiting fees, $304,000 in relocation costs, $274,000 in severance pay, $101,000 in state income and sales taxes, reserves of $700,000 for legal settlements and the write-off of a $263,000 investment in an apparel company); $3.2 million to provide for restaurant relocation costs, write-downs and abandoned site costs; $344,000 to expense refinancing costs; $645,000 to provide for inventory obsolescence; $1.5 million for workers compensation exposure included in restaurant labor costs and $185,000 in other charges, net, including the $499,000 write-down of excess work in progress inventory costs and a minority interest audit of $314,000.

     Fourth quarter 1995 accounting charges included $3.0 million for warrants to be issued in settlement of litigation and to accrue approximately $800,000 for legal fees in connection with the settlement and continued defense of various litigation matters. See "Business -- Litigation." Additionally, during the fourth quarter of 1995, the Company early adopted Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ("SFAS 121") which requires a write-down of certain intangibles and property related to under performing sites. The effect of adopting SFAS 121 was a total charge to earnings for 1995 of $18.9 million, consisting of a $5.9 million write-down of goodwill and a $13.1 million write-down of property and equipment.

     Interest expense. Interest expense increased to $6.2 million or 3.8% of total revenues in 1996 from $5.7 million or 3.0% of total revenues in 1995. This increase was due to the Company's 1996 debt restructuring and related amortization of deferred loan costs.

     Income tax expense (benefit). Due to the loss for 1996, the Company recorded an income tax benefit of $18.0 million or 38.9% of the loss before income taxes and recorded a deferred income tax valuation allowance of $18.1 million, resulting in a net tax expense of $151,000 for 1996, as compared to an income tax benefit of $16.5 million or 39.1% of earnings before income taxes and recorded a deferred income tax valuation allowance of $7.6 million resulting in a net tax benefit of $8.9 million for 1995. The effective tax rates differ from the expected federal tax rate of 35.0% due primarily to state income taxes.

     Net loss. Earnings were significantly impacted by the loss provisions and the write-downs associated with SFAS 121 in 1996 and in 1995. Net loss before tax and the provisions (provisions totalled $27.9 million in 1996 and $31.6 million in 1995) was $18.4 million or $.36 per share for 1996 and $10.5 million or $.21 per share for 1995, which resulted primarily from a decrease in the average net restaurant sales and margins, and a decrease in royalties and franchise fees, offset by a decrease in depreciation and amortization and selling, general and administrative expenses.

  Comparison of Historical Results -- Fiscal Years 1995 and 1994

     Revenues. Total revenues decreased 11.5% to $190.3 million in 1995 compared to $215.1 million in 1994. Company-operated restaurant sales decreased 8.3% to $178.7 million in 1995 from $194.9 million in 1994. The decrease resulted primarily from a net reduction of 19 Company-operated restaurants since January 2, 1995, partially offset by a full year of operations for Company-operated restaurants opened in 1994. Comparable Company-operated restaurant sales for the year ended January 1, 1996, decreased 11.5% as compared to the year ended January 2, 1995. This includes those restaurants open at least 13 periods. The decrease in comparable restaurant sales is primarily attributable to increased sales pressure from competitor discounting and the severe weather in various parts of the United States.

     Royalties increased 10.0% to $7.6 million in 1995 from $6.9 million in 1994 due primarily to a 5.1% increase in franchised restaurant sales and a net addition of 22 franchised restaurants since January 2, 1995. Comparable franchised restaurant sales for restaurants open at least 12 months for the year ended January 1, 1996, decreased approximately 3.1% as compared to the year ended January 2, 1995. The Company believes that the decline in sales experienced by franchisees can be attributed primarily to the same factors noted above, but that these factors may have been mitigated to some extent by the location in many instances of franchise restaurants in less competitive markets. In addition, the Company believes that the franchisees have been able to maintain average net restaurant sales above those of Company-owned restaurants as a result of franchisees conducting local restaurant marketing campaigns targeted at the specific demographics of the population constituting the primary customers of each restaurant.

     Franchise fees decreased 48.8% to approximately $961,000 in 1995 from $1.9 million in 1994. This was a direct result of opening fewer franchised restaurants during the year ended January 1, 1996. The Company recognizes franchise fees as revenues when the Company has substantially completed its obligations under the franchise agreement, usually at the opening of the franchised restaurant.

     MRP revenues decreased 73.7% to $3.0 million in 1995 compared to $11.4 million in 1994 due to decreased sales volume of MRP's to the Company's franchisees which is a result of a slow down in franchisee restaurant opening activity. MRP revenues are recognized on the percentage of completion method during the construction process; therefore, a substantial portion of MRP revenues are recognized prior to the opening of a restaurant.

     Costs and expenses. Restaurant food ($57.6 million) and paper ($6.1 million) costs totalled $63.7 million or 34.7% of gross restaurant sales for 1995, compared to $69.2 million ($63.4 million, food costs; $5.8 million, paper costs) or 34.4% of gross restaurant sales for 1994.

     Restaurant labor costs, which includes restaurant employees' salaries, wages, benefits and related taxes, totalled $58.2 million or 31.8% of gross restaurant sales for 1995, compared to $58.8 or 29.3% of gross restaurant sales for 1994. The increase in restaurant labor costs as a percentage of gross restaurant sales was due primarily to the decline in average gross restaurant sales relative to the fixed and semi-variable nature of these costs and a provision of $1.5 million for workers compensation exposure in the third quarter of 1995.

     Restaurant occupancy expense, which includes rent, property taxes, licenses and insurance, totalled $11.6 or 6.3% of gross restaurant sales for 1995, compared to $9.7 or 4.9% of gross restaurant sales for 1994. This increase in restaurant occupancy costs as a percentage of gross restaurant sales was due partially to the decline in average gross restaurant sales relative to the fixed and semi-variable nature of these expenses while the increase in the actual expense resulted from increases in utilities, property taxes and insurance.

     Restaurant depreciation and amortization decreased 13.7% to $10.6 million for 1995, from $12.3 for 1994, due primarily to the net reduction of 19 Company-operated restaurants since January 2, 1995.

     Advertising increased to $8.1 million or 4.4% of gross restaurant sales in 1995 from $7.9 million or 3.9% of gross restaurant sales 1994. The increase in this expense was due to increased expenditures for broadcast advertising.

     Other restaurant expenses includes all other restaurant level operating expenses other than food and paper costs, labor and benefits, rent and other costs which includes utilities, maintenance and other costs. These expenses totalled $15.6 million or 8.5% of gross restaurant sales for 1995 compared to $15.1 or 7.5% of gross restaurant sales for 1994. The increase as a percentage of gross restaurant sales was primarily related to the decline in average gross restaurant sales relative to the fixed and semi-variable nature of many expenses.

     Cost of MRP's totalled $4.9 million or 162.1% of MRP revenues in 1995 compared to $10.5 million or 92.0% of such revenues in 1994. The increase in these expenses as a percentage of MRP revenues was attributable to the decline in the number of units produced relative to the fixed and semi-variable nature of many expenses. The total number of units declined in 1995, not only because of the decline in the number of units produced for franchisees, but also because the Company opened fewer restaurants in 1995 than 1994 and also used relocated Company units for certain 1995 restaurant openings. The Company also incurred costs associated with the reduction in volume.

     Selling, general and administrative expenses increased to $24.2 million or 12.7% of total revenues in 1995 from $21.9 million or 10.2% of total revenues in 1994. The increase in these expenses was primarily attributable to third quarter 1995 accounting charges of $3.6 million as discussed below, partially offset by a decrease in corporate overhead costs as a result of the Company's restructuring.

     Accounting Charges and Loss Provisions. The Company recorded accounting charges and loss provisions totalling $8.8 million during the quarter ended September 11, 1995. There was no comparable charge for the quarter ended September 12, 1994. These charges include a provision of $3.2 million for restaurant relocations and abandoned site costs. The provision for restaurant relocations and abandoned site costs consists of a $1.2 million charge to write down 21 relocated MRP's to net realizable value and a charge of $2.0 million to adjust existing reserves necessary to expense site improvements, settle leases and provide for other costs associated with the abandonment of under performing restaurant sites and to provide for the closure of four additional restaurants.

     In addition to the provision of $3.2 million discussed above, the Company recorded charges of $3.9 million to: (i) write-off uncollectible receivables related primarily to the Champion division ($1.2 million); (ii) write down obsolete inventory and menu boards ($645,000); (iii) expense costs associated with the hiring of new employees, including recruiting fees and relocation costs ($429,000); (iv) provide for severance pay ($274,000); (v) write-off loan origination fees incurred in connection with the Company's credit facility, which has been substantially renegotiated ($344,000); (vi) dispose of a subsidiary which distributes promotional apparel ($263,000); (vii) reserve for the settlement of litigation arising in the ordinary course of business and accrue for legal fees ($700,000). These charges are included in selling, general and administrative expenses.

     Other third quarter accounting charges included a $1.5 million charge to reserve for future workers compensation claims exposure in connection with the Company's self-insured plan, which was included in other restaurant operating expenses; a $499,000 charge for the Champion division to write-off previously capitalized costs which are no longer expected to provide any future benefit and to write down obsolete equipment inventories, which was included in cost of MRP's; a $314,000 recovery of minority interests in losses which had been previously reserved by the Company, which was included in minority interests in earnings (losses); and a $101,000 charge to reserve for state income tax assessments, which was reflected in income tax expense (benefit).

     Fourth quarter 1995 accounting charges included $3.0 million for warrants to be issued in settlement of litigation (see "Business -- Litigation") and to accrue approximately $800,000 for legal fees in connection with the settlement and continued defense of various litigation matters. Additionally, during the fourth quarter of 1995, the Company early adopted SFAS 121 which requires a write-down of certain intangibles and property related to under performing sites. The effect of adopting SFAS 121 was a total charge to earnings for 1995 of $18.9 million, consisting of a $5.9 million write-down of goodwill and a $13.1 million write-down of property and equipment.

     Comparatively, in 1994 the Company recorded provisions totalling $4.5 million in the first quarter and $11.4 million in the fourth quarter of 1994. The first quarter $4.5 million provision included $1.8 million to provide for the write-off of site costs and the other costs to originally open restaurants and $1.7 million for lease liability settlements related to the 21 closed or underperforming restaurants. The fourth quarter 1994 provisions totalling $11.4 million included a $1.7 million charge to settle leases and expense site costs and $3.0 million in other costs to originally open restaurants for the 12 under performing restaurants to be relocated. These charges, along with the first quarter $4.5 million charge described above are combined, and the total $9.1 million was reflected in the Company's 1994 Consolidated Statement of Operations. A restructuring charge of $5.6 million was included in the fourth quarter 1994 provisions to provide for the Company's reorganization due to its inability to find sufficient capital on acceptable terms to maintain its growth rate and the resultant downsizing of staff and offices and the write-off of costs associated with sites which will not be developed and new restaurant openings which have been delayed. The charge consisted of severance costs, closed office expense and loss on sale of the Company plane totaling $680,000, and site costs and other costs to open previously anticipated new restaurants of $5.0 million. Other fourth quarter 1994 provisions included $850,000 for legal costs and an allowance for royalty receivables due from a franchisee involved in a bankruptcy, and $275,000 for settlement of real estate title claims, both of which were included in 1994 selling, general and administrative expenses. Of the 1994 provisions which total $15.9 million, approximately $11.0 million represents non-cash charges primarily for the write-off of site costs and other costs to originally open the restaurants. The remaining $4.9 million primarily represents cash expenditures to be made to settle lease liabilities over the remaining lives of the underlying leases.

     Interest expense. Interest expense increased to $5.7 million or 2.9% of total revenues in 1995 from $3.6 million or 1.6% of total revenues in 1994. This increase was due to the Company's 1995 debt issuances in connection with restaurant acquisitions and capitalized leases resulting from sale-leaseback transactions.

     Income tax expense (benefit). Due to the loss for the year ended January 1, 1996, the Company recorded an income tax benefit of $8.9 million or 21.0% of the loss before income taxes for the year ended January 1, 1996, as compared to income tax benefit of $4.6 million (after giving effect to pro forma income taxes for merged entities during their S Corporation status), or 40.4% of earnings before income taxes for the year ended January 2, 1995. The effective tax rates of 21.0% in 1995 and 40.4% in 1994 (after giving effect to pro forma income taxes for merged entities during their S corporation periods) differed from the expected federal tax rate of 35% primarily due to state income taxes, tax-free investment income, job tax credits and the implementation of SFAS 121 in 1995.

     Net Loss. Earnings were significantly impacted by the loss provisions which were recorded in 1995 and the write-downs associated with implementation of SFAS 121. Net loss before the provisions, which totalled $31.5 million, was $1.7 million or $.03 per share, which resulted primarily from a decrease in the average net restaurant sales and margins, a decrease in franchise fees, a decrease in MRP revenues and margins, increased advertising and interest expense offset by a significant decrease in selling, general and administrative expenses. The provisions net of tax benefit represent a charge of $26.7 million or $.53 per share, resulting in an overall net loss of $33.2 million or $.65 per share for the year ended January 1, 1996.

 Comparison of Historical Results -- Three Quarters ended September 8, 1997 and Three Quarters Ended September 9, 1996

     Revenues. Total revenues decreased 11.9% to $100.6 million for the three quarters ended September 8, 1997, compared to $114.2 million for the three quarters ended September 9, 1996. Company-operated net restaurant sales decreased 11.4% to $95.0 million for the three quarters ended September 8, 1997, from $107.2 million for the three quarters ended September 9, 1996. Net restaurant sales for comparable Company-owned restaurants for the three quarters ended September 8, 1997, decreased 9.5% compared to the three quarters ended September 9, 1996. Comparable Company-owned Restaurants are those continuously open during both reporting periods. These decreases in net restaurant sales and comparable net restaurant sales are primarily attributable to a highly competitive environment during the first three quarters of 1997 and the Company's 1997 focus on cutting costs and developing a new advertising campaign for the remainder of 1997.

     Franchise revenues and fees decreased 15.7% to $5.1 million for the three quarters ended September 8, 1997, from $6.1 million for the three quarters ended September 9, 1996. This was a result of a net decrease of two franchised restaurants and a decline in average franchise restaurant sales since September 9, 1996. The Company recognizes franchise fees as revenues when the Company has substantially completed its obligations under the franchise agreement, usually at the opening of the franchised Restaurant.

     Modular restaurant package revenues decreased 44.7% to $494,000 for the three quarters ended September 8, 1997, from $893,000 for the three quarters ended September 9, 1996. Modular restaurant package revenues are recognized on the percentage of completion method during the construction process; therefore, a substantial portion of the modular restaurant package revenues and costs are recognized prior to the opening of a Restaurant or shipment to a convenience store operator.

     Costs and expenses. Restaurant food and paper costs totalled $31.2 million or 32.9% of net restaurant sales for the three quarters ended September 8, 1997, compared to $37.1 million or 34.6% of net restaurant sales for the three quarters ended September 9, 1996. The actual decrease in food and paper costs was due primarily to the decrease in net restaurant sales while the decrease in these costs as a percentage of net restaurant sales was due to new purchasing contracts negotiated in the first two quarters of 1997.

     Restaurant labor costs, which includes restaurant employees' salaries, wages, benefits and related taxes, totalled $31.0 million or 32.7% of net restaurant sales for the three quarters ended September 8, 1997, compared to $38.3 million or 35.8% of net restaurant sales for the three quarters ended September 9, 1996. The decrease in restaurant labor costs as a percentage of net restaurant sales was due primarily to various Restaurant level initiatives implemented in the first quarter of 1997.

     Restaurant occupancy expense, which includes rent, property taxes, licenses and insurance, totalled $8.0 million or 8.5% of net restaurant sales for the three quarters ended September 8, 1997, compared to $8.8 million or 8.2% of net restaurant sales for the three quarters ended September 9, 1996. This increase in restaurant occupancy costs as a percentage of net restaurant sales was due primarily to the decline in average net restaurant sales relative to the fixed and semi-variable nature of these expenses and the acquisition of interests in 12 Restaurants in the high cost Chicago market in the third quarter of 1996.

     Restaurant depreciation and amortization decreased 4.8% to $5.7 million for the three quarters ended September 8, 1997, from $6.0 million for the three quarters ended September 9, 1996, due primarily to fourth quarter 1996 impairments under the Statement of Financial Accounting Standards No. 121 and a net decrease of 23 Company-operated restaurants from September 9, 1996, to September 8, 1997. However, as percentage of net restaurant sales, these expenses increased to 6.0% for the quarter ended September 8, 1997 from 5.6% for the quarter ended September 9, 1996 because of the greater relative decline in sales.

     Advertising expense increased to $4.8 million or 5.1% of net restaurant sales for the three quarters ended September 8, 1997, from $3.6 million or 3.4% of net restaurant sales for the three quarters ended September 9, 1996. The increase in this expense was due to decreased utilization of coupons in lieu of advertising dollars in 1997 and the first and second quarter 1996 capitalization of television production costs that were expensed later in 1996.

     Other restaurant expenses includes all other Restaurant level operating expenses other than food and paper costs, labor costs, rent and occupancy expenses which include supplies, utilities, maintenance and other costs. These expenses totalled $9.5 million or 10.0% of net restaurant sales for the three quarters ended September 8, 1997, compared to $10.0 million or 9.3% of net restaurant sales for the three quarters ended September 9, 1996. The increase in the three quarters ended September 8, 1997, as a percentage of net restaurant sales was primarily related to the decline in average net restaurant sales relative to the fixed and semi-variable nature of these expenses, and increased spending on repair and maintenance as part of a program to improve the visual appeal of the restaurants.

     Costs of modular restaurant package revenues totalled $439,000 or 88.8% of modular restaurant package revenues for the three quarters ended September 8, 1997, compared to $1.4 million or 154.5% of such revenues for the three quarters ended September 9, 1996. The decrease in these expenses as a percentage of modular restaurant package revenues was attributable to the elimination of various excess fixed costs in the first quarter of 1997.

     General and administrative expenses were $10.3 million or 10.2% of total revenues, for the three quarters ended September 8, 1997, compared to $13.6 million or 11.9% of total revenues for the three quarters ended September 9, 1996. Third quarter 1996 general and administrative expenses were increased by accounting charges of $2.1 million consisting of $499,644 in unusual bad debt expenses, $750,000 provision for state sales tax audits and $845,775 write-off of capitalized costs incurred in connection with the Company's previous lending arrangements with its bank group. The actual decrease in normal recurring general and administrative expenses of $1.6 million was mostly attributable to a reduction in corporate staffing early in 1997. This reduction was partially offset by $350,000 of costs incurred as a result of terminated merger negotiations with Rally's Hamburgers, Inc., resulting in a reported decrease of $1.2 million before 1996 accounting charges.

     Other accounting charges and loss provisions. The Company recorded accounting charges and loss provisions of $16.8 million during the third quarter of 1996, $2.1 million of which consisted of various selling, general and administrative expenses. Provisions totalling $14.2 million to close 27 Restaurants, relocate 22 of them ($4.2 million), settle 16 leases on real property underlying these stores ($1.2 million) and sell land underlying the other 11 Restaurants ($307,000), and impairment charges related to an additional 28 under-performing Restaurants ($8.5 million) were recorded. A loss provision of $500,000 was also recorded to adjust Champion's finished buildings inventory to fair market value.

     Interest expense. Interest expense other than loan cost amortization was $3.6 million or 3.5% of total revenues for the three quarters ended September 8, 1997, and $3.9 million or 3.4% of total revenues for the three quarters ended September 9, 1996. This decrease was due to a reduction in the weighted average balance of debt outstanding during the respective periods, partially offset by an increase in the Company's effective interest rates since the second quarter of 1996.

     Income tax benefit. Due to the loss for the three quarters, the Company recorded an income tax benefit of $3.2 million or 38.0% of the loss before income taxes which was completely offset by a deferred income tax valuation allowance of $3.2 million for the three quarters ended September 8, 1997, as compared to an income tax benefit of $1.1 million or 38.0% of earnings before income taxes, offset a deferred income tax valuation allowance of $10.3 million resulting in a net tax expense of $626,000 for the three quarters ended September 9, 1996. The effective tax rates differ from the expected federal tax rate of 35.0% due to state income taxes and job tax credits.

     Net loss. The net loss for the three quarters was $8.4 million. The net loss to common shareholders was $9.1 million or $0.15 per share after deducting preferred dividends. This net loss was significantly impacted by the expensing of $3.1 million in deferred loan costs and $350,000 in terminated merger costs in the three quarters ended September 8, 1997. Net loss before tax, deferred loan cost amortization, terminated merger costs and accounting charges and loss provisions was $4.9 million or $.08 per share for the three quarters ended September 8, 1997, and $8.5 million or $.16 per share for the three quarters ended September 9, 1996. This decrease in net loss before tax and other above mentioned charges was primarily attributable to an increase in average Restaurant margins and a decline in general and administrative expenses and interest expense other than loan cost amortization, partially offset by lower levels of net Restaurant sales and a decrease in royalties and franchise fees.

LIQUIDITY AND CAPITAL RESOURCES

     Bank Financing. On July 29, 1996, the debt under the Company's prior bank loan agreement (the "Loan Agreement") and credit line (the "Credit Line") was acquired by an investor group of lenders led by an affiliate of DDJ Capital Management LLC (collectively, "DDJ"). On November 14, 1996, the debt under the Loan Agreement and Credit Line was acquired from DDJ by a group of entities and individuals, most of whom are engaged in the fast food restaurant business. This investor group (the "CKE Group") was led by CKE, the parent of Carl Karcher Enterprises, Inc., Casa Bonita, Inc. and Summit Family Restaurants, Inc., and a principal stockholder of Rally's. Also participating were certain members of the DDJ Group, as well as KCC Delaware Company, a wholly-owned subsidiary of GIANT, which is a principal stockholder of Rally's.

     On November 22, 1996, the Company and the CKE Group executed the Restated Credit Agreement, thereby completing a restructuring of the debt under the Loan Agreement and the Credit Line into a single obligation. At the time of the restructuring, the outstanding principal balance under the Loan Agreement and the Credit Line was $35.8 million. Pursuant to the terms of the Restated Credit Agreement, the term of the debt was extended by one year until July 31, 1999, and the interest rate on the indebtedness was reduced to a fixed rate of 13%. In addition, all principal payments were deferred until May 19, 1997, and the CKE Group agreed to eliminate certain financial covenants, to relax others and to eliminate approximately $6 million in restructuring fees and charges. Pursuant to the Restated Credit Agreement, certain members of the CKE Group agreed to provide to the Company a short-term revolving line of credit of up to $2.5 million, also at a fixed interest rate of 13% (the "Secondary Credit Line"). Pursuant to the Restated Credit Agreement, the Company is required to maintain minimum Consolidated EBITDA of $1.3 million for each of the three four-week periods ending September 8, 1997, $2 million for each of the four four-week periods ending December 29, 1997, and $2.75 million for each four-week period thereafter.

     In consideration for the restructuring, the Restated Credit Agreement required the Company to issue to the members of the CKE Group warrants to purchase an aggregate of 20 million shares of the Common Stock at an exercise price of $.75 per share, which was the approximate market price of the Common Stock prior to the announcement of the debt transfer. The Company agreed to register such shares under the Securities Act; however, it did not file the registration statement with respect to such shares by the required date, May 22, 1997 (the "Target Filing Date"). Therefore, the Company is obligated to pay the warrantholders an aggregate of approximately $2,000 per week until such registration statement is filed with the Commission. An additional late fee of $2,000 per week is payable because such registration statement was not declared effective by the required date, July 21, 1997. (the "Target Effective Date").

     Since November 22, 1996, the Company has reduced the principal balance under the Restated Credit Agreement by $9.2 million and has repaid the Secondary Credit Line in full. A portion of the funds utilized to make these principal reduction payments were obtained by the Company from the sale of certain closed restaurant sites to third parties. Additionally, the Company utilized $10.5 million of the proceeds from the private placement described below. Pursuant to the Restated Credit Agreement, the prepayments of principal made in 1996 and early in 1997 will relieve the Company of the requirement to make any of the regularly scheduled principal payments under the Restated Credit Agreement which would have otherwise become due in fiscal year 1997. The Restated Credit Agreement provides that 50% of any future asset sales must be utilized to prepay principal.

     Rall-Folks Notes and RDG Note. On May 14, 1997, the Company entered into the Rall-Folks Agreement, an amendment and restatement of an August 2, 1995 Purchase Agreement, which had been previously amended in October 1995, April 1996 and June 1996, pursuant to which the Company agreed to issue shares of the Common Stock in exchange for and in complete satisfaction of the Rall-Folks Notes. Pursuant to the Rall-Folks Agreement, the Company is to deliver to Rall-Folks shares of its Common Stock with a value equal to the then outstanding principal and accrued interest under the Rall-Folks Notes, $1,295,284 as of October 17, 1997. The Rall-Folks Notes are unsecured and fully subordinated to the Company's existing bank debt. See "The Transaction" and "The Agreement."

     On August 3, 1995, the Company entered into a purchase agreement (as amended in October 1995, April 1996 and June 1997, the "RDG Agreement") with RDG pursuant to which the Company agreed to issue shares of its Common Stock and a warrant in exchange for and in complete satisfaction of the RDG Note. The total amount of principal and accrued interest outstanding under the RDG Note was $1,198,225 as of October 17, 1997. The Company is paying interest on the RDG Note on a current basis at the rate of 12% per annum. RDG received the RDG Note from the Company in May 1994 as partial consideration for its sale to the Company of nine Rally's double drive through restaurants in the Miami, Florida area. The RDG Note is unsecured and fully subordinated to the Restated Credit Agreement.

     The RDG Note was initially due on August 4, 1995. The term of the RDG Note has been extended until the earlier of the closing of the RDG Agreement (which is to occur on or prior to November 25, 1997), or until approximately one month after the termination of the RDG Agreement in accordance with its terms. The acquisition of the RDG Note is contingent upon certain conditions, including approval of the RDG Agreement by the stockholders of RDG. In the event the stockholders of RDG do not approve the transaction within 30 days after the registration statement relating thereto is declared effective, the term of the RDG Note is to be extended one year from the earlier of the date of the RDG stockholders' meeting and the date which is 30 days after the effectiveness of such registration statement.

     In partial consideration of the transfer of the RDG Note to the Company, the Company will deliver to RDG shares of Common Stock with a value equal to the sum of (i) the outstanding balance due under the RDG Note on the closing date and (ii) $10,000 (being the estimated legal expenses of RDG to be incurred in connection with the registration of the Common Stock) (the "RDG Purchase Price"). The number of shares to be issued (the "RDG Stock Payment") will be equal to the amount determined by dividing the RDG Purchase Price by the average of the per share closing sale price of the Common Stock as reported on the NMS for the ten full trading days ending on the third business day immediately preceding the closing date (such average closing price hereinafter referred to as the "Average Closing Price").

     The Company has guaranteed that if RDG sells all of the Common Stock issued for the RDG Note in a reasonably prompt manner (subject to certain limitations described below), RDG will receive net proceeds from the sale of such stock equal to at least 80% of the RDG Purchase Price (such amount is hereinafter referred to as the "Guaranteed Purchase Price"). If RDG receives less than such amount, the Company will issue to RDG additional shares of Common Stock with a value equal to the difference between the Guaranteed Purchase Price and the aggregate net proceeds received from the sale of the Common Stock constituting the RDG Stock Payment (such difference is hereinafter referred to as the "Initial Price Differential"). The number of shares to be issued (the "Second RDG Stock Payment") will be equal to the amount determined by dividing the Initial Price Differential by the arithmetic average of the per share closing sale price of the Common Stock as reported on the NMS for the ten full trading days immediately preceding the date on which the Company issues instructions to its transfer agent to issue such additional shares (such average closing sale price being referred to hereinafter as the "Resale Price" with respect to such shares).

     In the event that the aggregate net proceeds from the sale of such shares is less than the Initial Price Differential, the Company will issue to RDG additional shares of Common Stock with a value equal to the difference between the Guaranteed Purchase Price and the aggregate net proceeds received from the sale of the Common Stock constituting the RDG Stock Payment and the Second RDG Stock Payment (such difference is hereinafter referred to as the "Second Price Differential"), as provided above with respect to the Initial Price Differential. The Company and RDG will continue this process until such time as there is no Price Differential realized by RDG on the sale of any batch of Common Stock issued in payment of a Price Differential on a previous batch of Common Stock.

     The foregoing notwithstanding, the Company has the option at any time to deliver cash to RDG in lieu of additional shares in order to pay any Price Differential. In the event that RDG should receive net proceeds from the sale of all Common Stock issued hereunder in excess of the Guaranteed Purchase Price, or in the event that once RDG has received net proceeds equal to such amount it still holds shares delivered by the Company in connection with the payment of the Guaranteed Purchase Price, then RDG shall be liable to the Company for the excess net proceeds and the excess shares of Common Stock, and shall promptly pay the same over to the Company. Under the Agreement, the Company may, at any time, require RDG, at RDG's option, to sell back to the Company any shares of Common Stock issued to RDG under the Agreement at their Resale Price or terminate any future price protection for such shares. In such event, RDG would have the right to resell to the Company a portion of any such shares and to retain the remainder, which remaining shares would not have any future price protection; however, RDG would not be liable to the Company for any additional funds received upon the sale of such shares in excess of their Resale Price.

     As further consideration for the transfer of the RDG Note to the Company, the Company agreed to issue RDG a warrant (the "Warrant") for the purchase of 120,000 shares of Common Stock at a price equal to the average closing sale price of the Common Stock for the ten full trading days ending on the third business day immediately preceding the closing date (such price is referred to a the "Average Closing Price"); however, in the event that the average closing price of the Common Stock for the 90 day period after the closing date is less than the Average Closing Price, the purchase price for the Common Stock under the Warrant will be changed on the 91st day after the closing date to the average closing price for such 90 day period. The Warrant will be exercisable at any time within five years after the closing date.

     Upon the request of RDG (or, in the event that the Warrant is distributed to the stockholders of RDG upon the dissolution of RDG, upon the request of a majority in interest of the stockholders of RDG), at any time after June 1, 1996, and prior to the fifth anniversary of the closing date, the Company will promptly prepare and file a registration statement under which the shares of Common Stock to be issued upon the exercise of the Warrant will be registered (the "Warrant Share Registration Statement"). The Company will pay all expenses related to such registration, except that RDG (or the RDG stockholders) shall bear the expense of any fees of RDG's (or the stockholders') advisors, including legal counsel. The Warrant Share Registration Statement will be kept effective for a period of ten days, during which time RDG (or the stockholders of RDG, in the event that the Warrant has been distributed by RDG) will have the opportunity to purchase Common Stock pursuant to the terms of the Warrant. Prior to such time, or thereafter, Common Stock may be purchased pursuant to the warrant in private, unregistered transactions, provided an exemption from registration under the Securities Act is available.

     If, and only if, the Commission will not permit the registration of the shares of Common Stock to be issued upon the exercise of the Warrant, upon the request of RDG (or, in the event that the Warrant is distributed to the stockholders of RDG upon the dissolution of RDG, upon the request of a majority in interest of the stockholders of RDG), at any time after June 1, 1996, and prior to the fifth anniversary of the closing date, the Company will promptly prepare and file a registration statement (a "Warrant Share Resale Registration Statement") under which the Company shall register the shares of Common Stock issued prior to or at such time pursuant to the Warrant, subject to the Company's ability to delay filing under certain conditions set forth in the Agreement. The Company will use its commercially reasonable best efforts to keep the Warrant Share Resale Registration Statement effective for 90 days, subject to the Company's ability to suspend (and later recontinue) sales under certain conditions set forth in the RDG Agreement.

     The Company is obligated to pay to it in cash an amount each quarter equal to 2.5% of the value of the Common Stock held by it on such date (such value being deemed to be the RDG Purchase Price less the net proceeds previously received from the sale of Common Stock issued under the RDG Agreement). The Company was required to pay RDG $100,000 on the execution of the June 1997 amendment to the RDG Agreement and $100,000 per month commencing on July 15, 1997 (which amounts reduced the outstanding principal amount of the RDG Note) until the registration statement with respect to the RDG Agreement was declared effective. An aggregate of $500,000 was paid to RDG pursuant to such provision
before such registration statement was declared effective on November   , 1997.

     NTDT Note. On April 11, 1996, the Company entered into a Note Repayment Agreement, as amended and restated in July 1997 (the "NTDT Agreement"). Pursuant to the original NTDT Agreement, the Company was to issue shares of Common Stock to NTDT in blocks of 200,000 shares each, valued at the closing price of the Common Stock on the day prior to the date they were delivered to NTDT, and the amount outstanding under the NTDT Note was to be reduced by the value of the stock so delivered to NTDT. Pursuant to the terms of the NTDT Agreement, as amended and restated, the term of the NTDT Note has been extended to the earlier of the closing of the NTDT agreement or November 16, 1997, and the Company has agreed to purchase the NTDT Note for a purchase price (the "NTDT Purchase Price") equal to the outstanding principal amount of and accrued unpaid interest on the NTDT Note, payable in the form of the New NTDT Notes. The New NTDT Notes will bear interest at the rate of 18% per annum and will be convertible into Common Stock, based on the average per share closing sale price of the Common Stock on the NMS for the three full trading days ending on the business day immediately preceding the date on which NTDT delivers a notice of conversion to the Company. The Company has the right to pay NTDT cash in lieu of issuing shares of Common Stock upon receipt of a notice of conversion. The total amount of principal outstanding and accrued unpaid interest under the NTDT Note was $728,730 as of October 17, 1997. The NTDT Note is, and the New NTDT Notes will be, fully subordinated to the Restated Credit Agreement and secured by the property acquired upon issuance of the NTDT Note.

     Under the NTDT Agreement, the Company has guaranteed that if NTDT sells all of the Common Stock issued upon conversion of the New NTDT Notes in a reasonably prompt manner (subject to limitations described under "Risk Factors -- Shares Eligible for Future Sale"), NTDT will receive net proceeds from such sale equal to the NTDT Purchase Price. If NTDT receives less than such amount, the Company will issue additional shares of Common Stock to NTDT until NTDT receives net proceeds equal to the NTDT Purchase Price. The Company is also required to register the sale of such additional shares of Common Stock by NTDT under federal and state securities laws. The Company has the right to deliver cash in lieu of additional shares of Common Stock.

     The acquisition of the NTDT Note is contingent upon certain conditions, including approval of the NTDT Agreement by the partners of NTDT. Pursuant to the NTDT Agreement, the NTDT Note is due no later than November 15, 1997; provided if the partners of NTDT fail to approve the NTDT Agreement within 30 days after the registration statement relating thereto is declared effective; the term of the NTDT Note is to be extended to December 31, 1998 and the interest rate is to be reduced to 12% per annum.

     The Company is required to pay NTDT in cash an amount each month equal to 18% per annum of the value of the shares of Common Stock issued upon conversion of the New NTDT Notes held by NTDT on such date (such value being deemed to be the applicable conversion price). The Company was required to pay NTDT $100,000 on execution of the NTDT Agreement in July 1997 and $100,000 on the 15th day of each month thereafter (which amounts reduced the outstanding principal amount of the NTDT Note) until the registration statement with respect to the NTDT Agreement was declared effective. An aggregate of $400,000 was paid to NTDT pursuant to such provision before such registration statement was declared
effective on November   , 1997.

     Private Placement. On February 21, 1997, the Company completed a private placement (the "Private Placement") of 8,771,929 shares of Common Stock and 87,719 shares of Preferred Stock. The Company received approximately $19.5 million in proceeds from the Private Placement. The Company used the Private Placement proceeds as follows: $8 million was utilized to reduce the principal balance due under the Restated Credit Agreement; $2.5 million was utilized to repay the Secondary Credit Line; $2.3 million was utilized to pay outstanding balances to various key food and paper distributors; and the remaining amount was used primarily to pay down outstanding balances due certain other vendors. The reduction of the debt under the Restated Credit Agreement and the Secondary Credit Line, both of which carry a 13% interest rate reduced the Company's interest expense by more than $1.3 million annually. The Private Placement purchase agreement required that the Company submit to its shareholders for vote at its 1997 Annual Meeting of Stockholders the conversion of the Preferred Stock into Common Stock. The Company's stockholders approved such conversion at the Annual Meeting of Stockholders held on August 6, 1997, and the Preferred Stock was automatically converted into 9,382,414 shares of Common Stock.

     Sales of Assets. In the fiscal year ended December 30, 1996, the Company raised approximately $1.8 million from the sale of various of its assets to third parties, including both personal and excess real property from closed or undeveloped restaurant locations. Under the terms of the Loan Agreement and the Restated Credit Agreement, approximately 50% of those sales proceeds were utilized to reduce outstanding principal. The Company also received $3.5 million in connection with the reduction of a note receivable which funds were generally used to supplement working capital. During the first two quarters of 1997, the Company sold eight parcels of excess real property and eight modular restaurant packages, resulting in net proceeds to the

Company of $2.8 million. As of September 8, 1997, the Company owned or leased approximately 42 parcels of excess real property which it intends to continue to aggressively market to third parties, and had an inventory of approximately 28 used modular restaurant packages which it intends to continue to aggressively market to franchisees and third parties. There can be no assurance that the Company will be successful in disposing of these assets. Of the proceeds from the sale of such assets, 50% must be used to reduce the principal balance under the Restated Credit Agreement.

     Working Capital. The Company had negative working capital of $14.5 million at September 8, 1997 (determined by subtracting current liabilities from current assets). It is anticipated that the Company will continue to have negative working capital since approximately 86.2% of the Company's assets are long-term (property, equipment, and intangibles), and since all operating trade payables, accrued expenses, and property and equipment payables are current liabilities of the Company. The Company has not reported a profit for any quarter since September 1994.

     The Company currently does not have significant development plans for additional Company restaurants during 1997.

     The Company implemented aggressive programs at the beginning of fiscal year 1997 designed to improve food, paper and labor costs in the restaurants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Introduction." These costs totalled 63.7% of net restaurant revenues in the third quarter of 1997, compared to 72.1% of net restaurant revenues in fiscal 1996 despite a 6.4% decrease in Company-owned same store sales in the third quarter of 1997 as compared to the third quarter of the prior year. The Company also reduced the corporate and regional staff by 32 employees in the beginning of fiscal year 1997. Overall, the Company believes fundamental steps have been taken to improve the Company's profitability, but there can be no assurance that it will be able to do so. Management believes that cash flows generated from operations and the Private Placement should allow the Company to meet its financial obligations and to pay operating expenses. The Company must, however, also successfully consummate the purchase of the Notes as described above. If the Company is unable to consummate one or more of these transactions, and if the Company is thereafter unable to reach some other arrangements with Rall-Folks, RDG or NTDT, as the case may be, this will result in obligations to repay the Notes, and the Company may default under the terms of the Restated Credit Agreement.

     The Company's prior operating results are not necessarily indicative of future results. The Company's future operating results may be affected by a number of factors, including: uncertainties related to the general economy; competition; costs of food and labor; the Company's ability to obtain adequate capital and to continue to lease or buy successful sites and construct new restaurants; and the Company's ability to locate capable franchisees. The price of the Company's Common Stock can be affected by the all of these factors. Additionally, any shortfall in revenue or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of the Company's Common Stock in a given period. See "Risk Factors -- Continued Listing on NASDAQ National Market."


     The balance of the reserves resulting from the accounting charges and loss provisions through the 3rd quarter of 1997 are comprised primarily of charges for closing and relocating of restaurants and settlement of leases ($2,412,000) and legal settlements ($1,068,323). The Company anticipates that these reserve balances will be utilized over a period of approximately three years. Therefore, the Company believes that the utilization of these reserves will not have a material impact on the Company's ability to meet its financial obligations in any future reporting period.


     SFAS 121. The Company must examine its assets for potential impairment where circumstances indicate that such impairment may exist, in accordance with Generally Accepted Accounting Principles and the SFAS 121. As a retailer, the Company believes such examination requires the operations and store level economics of individual restaurants be evaluated for potential impairment. The Company recorded significant write-downs of its assets in the fourth quarter of fiscal year 1995 and during fiscal year 1996 pursuant to SFAS 121. No assurance can be given that even an overall return to profitability will preclude the write-down of assets associated with the operation of an individual restaurant or restaurants in the future.

                                THE TRANSACTION

PURCHASE OF THE RALL-FOLKS NOTES

     Pursuant to the Rall-Folks Agreement, the Company has agreed to acquire the three Rall-Folks Notes using shares of the Company's Common Stock. The aggregate amount due under the Rall-Folks Notes was $1,295,284 as of October 17, 1997. The Company is paying interest on the Rall-Folks Notes, at the prime rate, on a current basis. Rall-Folks received the Rall-Folks Notes from the Company in May 1994 as partial consideration for its sale to the Company of seven Rally's double drive through restaurants in the Atlanta, Georgia area. The Rall-Folks Notes are unsecured and fully subordinated to the Restated Credit Agreement.

     The Rall-Folks Notes were initially due on August 4, 1995. The term of the Rall-Folks Notes has been extended until the earlier of the closing of the Rall-Folks Agreement (which is to occur on or before December 15, 1997), or until 20 days after the termination of the Rall-Folks Agreement in accordance with its terms. The acquisition of the Rall-Folks Notes is contingent upon certain conditions, including approval of the Rall-Folks Agreement by the stockholders of Rall-Folks.

     In consideration of the transfer of the Rall-Folks Notes to the Company, the Company will deliver to Rall-Folks shares of Common Stock (the "Stock Payment") with a value equal to the Rall-Folks Purchase Price, i.e., the outstanding balance due under the Rall-Folks Notes (principal and accrued interest) on the closing date. The number of shares to be issued will be determined by dividing the Rall-Folks Purchase Price by the average of the per share closing sale price of the Common Stock as reported on the NMS for the five full trading days ending on the third business day immediately preceding the closing date.

     The Company has guaranteed that if Rall-Folks sells all of the Common Stock constituting the Stock Payment in a reasonably prompt manner (subject to certain limitations described below), Rall-Folks will receive net proceeds from the sale of such stock equal to the Rall-Folks Purchase Price. If Rall-Folks receives less than such amount, the Company has agreed to issue to Rall-Folks, at the option of Rall-Folks, either: (i) the number of additional shares of Common Stock (the "Second Stock Payment") with an aggregate market value equal to the difference between the Rall-Folks Purchase Price and the net amount received by Rall-Folks from the sale of the Common Stock constituting the Stock Payment (such difference is hereinafter referred to as the "Price Differential"); or
(ii) a six-month promissory note with a principal amount equal to the Price Differential, and providing for interest at 11% and subordination provisions identical to those contained in the Rall-Folks Notes. The number of shares of Common Stock constituting the Second Stock Payment will be determined by dividing the Price Differential by the average of the per share closing sale price of the Common Stock as reported on the NMS for the three full trading days immediately preceding the date on which the Company issues instructions to its transfer agent to issue the shares of Common Stock constituting the Second Stock Payment (such average closing price is hereinafter referred to as the "Resale Price" with respect to such shares).

     If the proceeds of such sales are not at least equal to the Price Differential, the entire procedure as described above will be repeated until Rall-Folks has received net proceeds from the sale of Common Stock equal to the Rall-Folks Purchase Price. The Company has further agreed that, if it issues a note to Rall-Folks in payment of a Price Differential, it will enter into an agreement with Rall-Folks substantially identical to the Rall-Folks Agreement pursuant to which the Company will agree to issue to Rall-Folks, following approval of such agreement by the stockholders of Rall-Folks and the satisfaction or waiver of all conditions precedent to such issuance, additional shares of Common Stock in payment of such note, which Common Stock will be registered by the Company in a registration statement prior to its issuance, provided that such registration is permitted under the rules of the Commission. The Company will pay all expenses of all registrations of Common Stock under the Rall-Folks Agreement, other than the expenses of counsel of Rall-Folks.

     The foregoing notwithstanding, the Company has the option at any time to deliver cash to Rall-Folks in lieu of a note or additional shares in order to pay any Price Differential. Under the Rall-Folks Agreement, the Company may, at any time, require Rall-Folks, either to, at Rall-Folks' option, (i) sell back to the Company all or any portion of the shares of Common Stock issued to Rall-Folks under the Rall-Folks Agreement at their Resale Price or (ii) terminate any future price protection for shares of Common Stock retained by Rall-Folks.

     The Company is obligated to pay to Rall-Folks in cash an amount each quarter equal to 2.5% of the value of the Common Stock held by it on such date (such value being deemed to be the Rall-Folks Purchase Price less the net proceeds prior from the sale of Common Stock issued under the Rall-Folks Agreement). The Company was required to pay Rall-Folks $100,000 on the execution of the May 1997 amendment to the Rall-Folks Agreement and $100,000 per month commencing July 15, 1997 (which amounts reduced the outstanding principal amount of the Rall-Folks Notes) until the registration statement with respect to the Rall-Folks Agreement was declared effective. An aggregate of $500,000 was paid to Rall-Folks pursuant to such provision before such registration statement was
declared effective on November   , 1997.

     In order to promote an orderly distribution of the Common Stock to be issued to and sold by Rall-Folks (and certain other persons holding notes of the Company which the Company is repaying in shares of Common Stock (see "Risk Factors -- Shares Eligible for Future Issuance and Sale; Dilution of Voting Power")), the Company has imposed the following limits on the sales that may be made by Rall-Folks, without the Company's prior consent: (i) Rall-Folks may sell not more than 50,000 shares of Common Stock per week; and (ii) Rall-Folks may sell not more than 25,000 shares in any one day; provided that it may sell additional shares in excess of such limits if such additional shares are sold at a price higher than the lowest then current bid price for the Common Stock.

BACKGROUND OF AND REASONS FOR THE ACQUISITION OF THE RALL-FOLKS NOTES

     The Company. The Rall-Folks Notes were issued in May 1994 in connection with the acquisition by the Company from Rall-Folks of seven Rally's double drive through restaurants in the Atlanta, Georgia area, and were initially due on August 4, 1995. The Company began negotiating with Rall-Folks in April 1995 for the repayment of the Rall-Folks Notes and continued such negotiations until an agreement was executed on August 2, 1995. In order to preserve the Company's available working capital and to comply with requirements in its primary debt facility, the Company negotiated with Rall-Folks for a complete settlement of the Rall-Folks Notes in shares of Common Stock on or before September 30, 1995. The agreement was amended in October 1995 to extend the closing date to May 1996. In connection therewith, the Company agreed to pay to Rall-Folks $100,000 in cash on November 30, 1995 and $100,000 in cash on February 1, 1996, if the Company had not filed a registration statement covering the shares of Common Stock to be issued to Rall-Folks in the Transaction by November 30, 1995. The Company did not file a registration statement by such date, and it made the required payments to Rall-Folks. The consummation of the acquisition of the Rall-Folks Notes was delayed, and the agreement with Rall-Folks was amended in April 1996 and June 1996, due to the Company's negotiations with various investor groups during 1996 concerning the restructure of the Company's debt. The agreement with Rall-Folks was further amended and restated in May 1997 to provide for the current terms described herein, including a termination date for acquisition of the Rall-Folks Notes of December 16, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of
Operation -- Liquidity and Capital Resources."

     Rall-Folks. The following information has been provided by the management of Rall-Folks.

     It became apparent to Rall-Folks that the Company would not be able to pay the Rall-Folks Notes in full on the maturity date. Given the subordinated position of the Rall-Folks Notes and the terms of the Company's senior indebtedness, the Rall-Folks Agreement appeared to Rall-Folks to be the best alternative for Rall-Folks to get paid over a short period of time, without further legal costs or management time invested. For the foregoing reasons and pursuant to the requirements of Georgia law in connection with the sale of all or substantially all of the assets of a Georgia corporation, Rall-Folks' Board of Directors voted to recommend the Transaction to Rall-Folks' shareholders.

DISSENTERS RIGHTS; SOLICITATION OF PROXIES, CONSENTS OR AUTHORIZATIONS

     The following information has been provided by the management of Rall-Folks.

     The Board of Directors of Rall-Folks will call a meeting of the
shareholders of Rall-Folks, to be held on November   , 1997, at the offices of
Rall-Folks, 6131 Peachtree Parkway, Norcross, Georgia 30092 at           a.m.,
local time, to consider and vote on the approval of the Rall-Folks Agreement and the Transaction. The form of the notice of meeting has been filed as an exhibit to the Registration Statement. The Board of Directors of Rall-Folks has indicated that it will recommend the Rall-Folks Agreement and the Transaction to the Rall-Folks shareholders, pursuant to Georgia law. The Board of Directors of Rall-Folks is not soliciting any proxy from the shareholders of Rall-Folks. Stockholders of Rall-Folks will have to attend the meeting in person or by proxy in order to vote on the approval of the Rall-Folks Agreement and the Transaction. The affirmative vote of a majority of the outstanding shares of common stock of Rall-Folks will be necessary to approve the Rall-Folks Agreement and the Transaction. Each shareholder is entitled to one vote per share held on the record date, the day before notice of the special meeting is sent to the shareholders. There are 95,000 shares of Rall-Folks common stock outstanding. The shares of the common stock of Rall-Folks are held 50% by Richard King, Secretary and a Director of Rall-Folks, and 50% by Richard Pratt, President and a Director of Rall-Folks. The address of each is 6131 Peachtree Parkway, Norcross, Georgia 30092. Any person appearing at the meeting as a proxy for a shareholder of Rall-Folks will be required to present a written proxy power meeting the requirements of Georgia law in order to vote such stockholder's shares at the meeting.

     Messrs. King and Pratt own three parcels of real property in Georgia which are leased by the Company for 15 year terms. Two of the leases expire on February 29, 2008, with rent for each at $3,000 per month, and the third lease expires on June 30, 2008, with rent at $2,000 per month.

     Pursuant to Georgia law (O.C.G.A. 14-2-1302(a)(3)), the stockholders of Rall-Folks are entitled to dissent from a stockholder vote approving the consummation of the Rall-Folks Agreement and the Transaction, as they contemplate the sale or exchange of substantially all of the assets of Rall-Folks. Those rights are available to any stockholder who does not vote for approval of the Rall-Folks Agreement and the Transaction at the meeting at which the Rall-Folks Agreement and the Transaction are approved, and who has, prior to that approval, given Rall-Folks the required written notice of his intention to demand payment for his shares if the Rall-Folks Agreement is approved. A copy of the Georgia statute describing dissenters' rights will be attached to the notice of the meeting at which the approval of the Rall-Folks Agreement is to be considered, copies of which have been filed as exhibits to the Registration Statement.

ACCOUNTING TREATMENT

     The Company will account for the Transaction as a payment of the liabilities represented by the Rall-Folks Notes, resulting in a reduction in the liabilities of the Company equal to the outstanding balance due under the Rall-Folks Notes, and the sale of Common Stock for an amount equal to the Rall-Folks Purchase Price, resulting in an increase in stockholders' equity in an equal amount.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     This section discusses the material federal income tax consequences under current law of (i) the exchange of the Rall-Folks Notes for Common Stock pursuant to the Transaction, and (ii) the ownership, conversion and/or disposition of the Common Stock. It does not, however, discuss every aspect of federal income taxation that may be relevant to Rall-Folks' particular circumstances and income tax situation, nor does it discuss the effect of any applicable foreign, state, or local tax laws.

     Except as otherwise indicated, statements of legal conclusion regarding tax treatments, tax effects or tax consequences that are set forth in this section reflect the opinion of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP ("Counsel"), counsel for the Company. The conclusions are based primarily upon the Internal Revenue Code of 1986, as amended (the "Code"), the existing regulations thereunder, and the current rulings and decisions interpreting such provisions, all of which are subject to change. Moreover, due to the lack of definitive judicial authority and administrative guidance, substantial uncertainties exist with respect to many of the tax consequences of the Transaction. No ruling has been requested from the Internal Revenue Service ("IRS") on any aspect of the Transaction, nor will such a ruling be requested. Accordingly, no assurance can be given that the IRS will necessarily agree with the conclusions set forth below, or that, if challenged in a court of competent jurisdiction, that such court will necessarily concur with such conclusions.

     THEREFORE, RALL-FOLKS IS ADVISED TO CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF EXCHANGING THE RALL-FOLKS NOTES FOR COMMON STOCK, AND THE OWNERSHIP, CONVERSION AND/OR DISPOSITION OF THE COMMON STOCK.

                                       I.

                            TAXATION OF THE EXCHANGE

     A. The Exchange. The exchange of the Rall-Folks Notes for Common Stock will be a taxable exchange and not a tax-free recapitalization under Section 368(a)(1)(E) of the Code. In order to obtain tax-free treatment pursuant to sec. 368(a)(1)(E), both the Rall-Folks Notes and the Common Stock would have to be classified as "securities". Whether a note will qualify as a "security" for purposes of sec. 368(a)(1)(E) depends upon an overall evaluation of the nature of the debt instruments, with the primary focus being on whether the instruments represent a substitute for cash. Instruments with a maturity of five years or less are generally not treated as "securities" for federal income tax purposes. See Majorie Lloyd Smith v. Commissioner, 116 F.2d 642 (2nd Cir. 1941), cert. denied 313 U.S. 588 (1941); Pinellas Ice & Cold Storage Co. v. Commissioner, 287 U.S. 462 (1933). In the case of the Rall-Folks Notes, because of their short-term maturities, Counsel is of the opinion that the Rall-Folks Notes should not qualify as "securities." Thus, sec. 368(a)(1)(E) will not apply.

     Accordingly, as a result of the exchange:

          1. An amount equal to the accrued interest on the Rall-Folks Notes through the date of exchange for the Common Stock will be taxed as ordinary income to Rall-Folks (whether paid in cash or Common Stock) to the extent not previously included in income;

          2. The amount of gain or loss recognized by Rall-Folks will equal the difference between (i) the fair market value of the of Common Stock (less the interest income recognized as set forth above), and (ii) Rall-Folks' adjusted basis in the Rall-Folks Notes. Such adjusted basis will also reflect any gain or loss previously recognized as a result of prior taxable modifications of the Rall-Folks Notes. Gain or loss will be capital gain or loss if the property disposed of is a capital asset in the hands of Rall-Folks. Capital gain or loss will be capital gain or loss from the sale or exchange of mid-term property if Rall-Folks' holding period exceeds twelve (12) months and long-term capital gain or loss if the holding period exceeds eighteen (18) months;

          3. Rall-Folks' basis for the Common Stock will be the fair market value of such stock on the date of exchange, less interest income recognized above;

          4. Rall-Folks' holding period for the Common Stock will commence on the day after the exchange; and

          5. The Company's reimbursement of Rall-Folks legal fees will constitute ordinary income to Rall-Folks.

                                      II.

                  TAX CONSEQUENCES OF EXCHANGE TO THE COMPANY

     A. Cancellation of Debt. If a debtor satisfies its outstanding debt obligation for less than its principal amount, the debtor generally realizes cancellation of indebtedness ("COD") income. In the case of an exchange such as in the Transaction, where outstanding indebtedness is canceled in exchange for Common Stock, the amount of such COD income is, in general, equal to the excess of the adjusted issue price (including accrued but unpaid interest) of the indebtedness satisfied over the fair market value of Common

Stock. The Company believes that the amount and fair market value of the Common Stock is equal to the principal and interest due on the Rall-Folks Notes. Therefore, no COD income will result to the Company as a consequence of the exchange.

                                      III.

                   POST-EXCHANGE TAX ISSUES AND CONSEQUENCES

     A. Classification of Common Stock. The classification of the Common Stock as either debt or equity for federal income tax purposes is inherently factual in nature and no single characteristic or factor is determinative. Such classification will determine the income tax effects of ownership and disposition of the Common Stock by the holder. See John Kelley Co. v. Commissioner, 326 U.S. 521, 530 (1945). Although courts have used a number of factors to determine whether an instrument is "debt" or "equity" for federal income tax purposes, each case must be decided on its own facts. Among the factors that various courts have used are the following: (1) the names given to the certificates evidencing the indebtedness; (2) the presence or absence of a fixed maturity date; (3) the source of payments; (4) the right to enforce payment of principal and interest; (5) participation in management flowing as a result; (6) the relative position of the contribution with respect to the other creditors; (7) the intent of the parties; (8) thin or adequate capitalization;
(9) identity of interest between creditor and shareholder; (10) source of interest payments; (11) the ability of the corporation to obtain loans from outside lending institutions; (12) the extent to which the advance was used to acquire capital assets; and (13) the failure of the debtor to repay on the due date or to seek a postponement. See Selves v. U.S., 778 F.2d 769 n.9 (11th Cir.
1985).

     Although the Company is issuing its Common Stock to Rall-Folks, factors that might be used to re-characterize such instrument as Company "debt" for federal income tax purposes are as follows: (1) the Company shall pay Rall-Folks interest on the value of the unsold Common Stock at an interest rate equal to the rate of interest currently paid on the Rall-Folks Notes; and (2) the Company has guaranteed Rall-Folks that it will receive cash from the aggregate proceeds of the sale of Common Stock equal to, but not in excess of, the Rall-Folks Purchase Price.

     Counsel is of the view that the Common Stock should be regarded as equity, rather than debt, for federal income tax reporting purposes and that such characterization is most likely to prevail. However, because of the foregoing factors and the highly factual nature of the issue, no assurance can be given that the IRS will not challenge such characterization, or that a court will not sustain such a challenge.

     The following discussion assumes the Common Stock in the Transaction will be treated as equity, as opposed to debt, for federal income tax purposes.

     B. Disposition of Common Stock. Rall-Folks will recognize gain or loss upon a sale, redemption, or other taxable disposition of the Common Stock measured by the difference between (i) the amount of cash and the fair market value of property received, and (ii) its tax basis in the Common Stock. Such gain or loss will be capital gain or loss if the Common Stock is a capital asset in the hands of Rall-Folks. If the Common Stock is a capital asset, any gain or loss will be capital gain or loss attributable to the sale or exchange of mid-term property if Rall-Folks' holding period exceeds twelve (12) months and long-term capital gain or loss if the holding period exceeds eighteen (18) months.

     C. Limitation on Net Operating Losses. Section 382 of the Code generally limits a corporation's use of its net operating losses (and may limit a corporation's use of certain built-in losses recognized within a five-year period) if the corporation undergoes an "ownership change." An ownership change generally occurs when the percentage of the corporation's stock by value held by certain persons (including creditors who exchange debt for stock and warrants) increases by more than 50 percentage points over a three-year testing period. If an ownership change occurs, a corporation's annual use of its net operating losses (and certain built-in losses) is limited to the value of the corporation's equity immediately before the ownership change multiplied by the long-term tax-exempt rate. The Company believes that the Transaction will not cause an ownership change under the general rules of Section 382 of the Code.

     D. Purchase Price Guarantee. In the event the Company is required to issue additional shares of Common Stock or deliver cash to Rall-Folks under the Transaction's purchase price guarantee, such proceeds may be treated as additional purchase price received upon disposition of the Common Stock with capital gain or loss recognized by Rall-Folks if the property disposed of is a capital asset in the hands of Rall-Folks. Due to the factual nature of the matter and lack of definitive judicial or administrative authority, counsel is unable to provide unqualified legal assurance to this issue. The IRS may challenge this position and treat Rall-Folks' receipt of such proceeds as ordinary taxable income.

FEDERAL SECURITIES LAW CONSEQUENCES

     All shares of Common Stock received by Rall-Folks or the Rall-Folks stockholders may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. Rule 145 limits the amount of Common Stock that such persons may sell during any three-month period and specifies certain other restrictions on resale. Pursuant to the terms of the Rall-Folks Agreement, the following limits have been imposed on the sales that may be made by Rall-Folks without the Company's consent: (i) Rall-Folks may sell not more than 50,000 shares of Common Stock per week; and (ii) Rall-Folks may sell not more than 25,000 shares in any one day, provided that it may sell additional shares in excess of such limits if such additional shares are sold at a price higher than the lowest then current bid price for the Common Stock. See "The
Agreement -- Certain Covenants."

REGULATORY APPROVALS

     Neither the Company nor Rall-Folks is aware of any material federal or state regulatory approvals which must be obtained in connection with the purchase and sale of the Note, other than the continued effectiveness of the Registration Statement under the Securities Act through the date of issuance of the shares of the Common Stock to Rall-Folks pursuant to the Rall-Folks Agreement.

                                 THE AGREEMENT

     The following is a brief summary of certain terms of the Rall-Folks Agreement, which is attached to this Prospectus as Appendix A and incorporated herein by this reference. The description of the terms of the Rall-Folks Agreement and the transactions contemplated therein are qualified in their entirety by reference to the Rall-Folks Agreement.

GENERAL

     The Rall-Folks Agreement provides that, following the satisfaction or waiver of the conditions to the purchase of the Rall-Folks Notes, Rall-Folks will transfer the Rall-Folks Notes to the Company in return for shares of Common Stock equal to the total amount then outstanding under the Rall-Folks Notes. See "The Transaction -- Purchase of the Rall-Folks Notes."

CLOSING DATE AND EFFECTIVE TIME

     The Rall-Folks Agreement provides that, if all other conditions to the purchase have been satisfied or waived by all parties and the Rall-Folks Agreement has not been terminated according to its terms, the closing of the transfer of the Rall-Folks Notes to the Company and the Common Stock to Rall-Folks will be held on the third business day following the date on which the stockholders of Rall-Folks approve the Rall-Folks Agreement and the Transaction, but in no event later than December 15, 1997 (the "Closing Date"). The Rall-Folks Agreement further provides that a meeting of such holders will be held within 30 days after notice is delivered to Rall-Folks of the effectiveness of the Registration Statement of which this Prospectus is a part.

REPRESENTATIONS AND WARRANTIES

     The Rall-Folks Agreement contains various representations and warranties of Rall-Folks relating to, among other things: (a) organization and good standing of Rall-Folks; (b) Rall-Folks' corporate authority; (c) corporate authorization and enforceability of the Rall-Folks Agreement; (d) title to the Rall-Folks Notes; (e) litigation and disputes relating to the Rall-Folks Notes or the Transaction; and (f) the accuracy of information relating to Rall-Folks supplied in connection with the Registration Statement.

     The Rall-Folks Agreement also contains various representations and warranties by the Company relating to, among other things: (a) its organization and good standing; (b) corporate authority; (c) corporate authorization and enforceability of the Rall-Folks Agreement; (d) the capital structure of the Company; (e) required consents; and (f) the accuracy of information concerning the Company in the Registration Statement.

CERTAIN COVENANTS

     Pursuant to the Rall-Folks Agreement, Rall-Folks has agreed to, among other things: (a) refrain from any sale or pledge of the Rall-Folks Notes or any other action inconsistent with its representations, warranties or obligations under the Rall-Folks Agreement; (b) extend the term of the Rall-Folks Notes until the earlier of the Closing Date or 20 days after termination of the Agreement; (c) furnish such information concerning Rall-Folks as is required to be set forth in the Registration Statement for the Common Stock or any other governmental filings; (d) call a meeting of its stockholders within 30 days after the date Rall-Folks receives notice of the effectiveness of the Registration Statement of which this Prospectus is a part for the purpose of obtaining approval of the Rall-Folks Agreement and the transactions described therein; (e) use its commercially reasonable efforts to cause the release of the Rall-Folks Notes from a bank pledge; (f) either dissolve and wind up its affairs or otherwise distribute the shares of the Common Stock received under the Rall-Folks Agreement to its stockholders within one year after the Closing Date; and (g) comply with securities law requirements for all resales of the Common Stock. To insure that such sales will be made in an orderly manner, Rall-Folks has agreed that (i) it will not sell more than 50,000 shares of Common Stock per week and
(ii) it will not sell more than 25,000 shares in any one day, provided that it may sell additional shares in excess of such limits if such additional shares are sold at a price higher than the lowest then current bid price for the Common Stock (on an "uptick"). Rall-Folks has further agreed that, upon the distribution of any of the Common Stock to any stockholder of Rall-Folks, it will cause such person to deliver an agreement to the Company which will contain the covenants set forth in subparagraph (g) above with a proportionate limitation on sales of Common Stock.

     The Rall-Folks Agreement also contains various covenants of the Company relating to, among other things: (a) registration of the shares of Common Stock to be issued for the Rall-Folks Notes; (b) preparation of the Registration Statement; (c) issuance of additional notes and/or shares of Common Stock to Rall-Folks under certain circumstances to make up any differential between the Purchase Price for the Rall-Folks Notes and the proceeds from the Common Stock received by Rall-Folks; and (d) refrain from any activity or transaction inconsistent with any of its representations, warranties and obligations under the Rall-Folks Agreement.

     Each of the Company and Rall-Folks have also agreed, among other things: to
(a) maintain the confidentiality of all confidential information provided to it by the other party; (b) cooperate and consult with the other party in the preparation of the Registration Statement; and (c) use its best efforts to cause the transactions contemplated by the Agreement to be consummated.

CONDITIONS

     The respective obligations of the Company and Rall-Folks to effect the purchase and sale of the Rall-Folks Notes are subject to the following conditions, among others: (a) no order, decree or injunction enjoining or prohibiting the transactions contemplated by the Rall-Folks Agreement shall be in effect; (b) the stockholders of Rall-Folks shall have approved the purchase and sale of the Rall-Folks Notes pursuant to the terms of the Rall-Folks Agreement; (c) the Registration Statement shall not be subject to any stop order or any threatened stop order; and (d) the Closing Date shall be on or before December 15, 1997 (collectively, the "Mutual Conditions").

     In addition, the obligations of the Company to consummate the purchase of the Rall-Folks Notes are subject to the following conditions, among others: (a) all of the representations and warranties of Rall-Folks shall be true and correct in all material respects as of the Closing Date, as though made on the Closing Date (subject to certain limitations); (b) Rall-Folks shall have performed in all material respects its obligations under the Rall-Folks Agreement; and (c) First Citizens Bank shall have released the Rall-Folks Notes from Rall-Folks' pledge (collectively, the "Company Conditions").

     The obligations of Rall-Folks to consummate the sale of the Rall-Folks Notes are subject to the following additional conditions, among others: (a) all of the representations and warranties of the Company shall be true and correct in all material respects as of the Closing Date, as though made on the Closing Date (subject to certain limitations); (b) the Company shall have performed in all material respects its obligations under the Rall-Folks Agreement; and (c) there shall have been no material adverse change in the financial condition, results of operations, business or prospects of the Company and its subsidiaries, taken as a whole, since January 2, 1996 (collectively, the "Rall-Folks Conditions").

TERMINATION

     The Rall-Folks Agreement may be terminated at any time prior to the Closing
Date: (i) upon mutual written consent of the Boards of Directors of the Company and Rall-Folks, or their respective Presidents pursuant to duly delegated authority; (ii) by the Board of Directors of Rall-Folks if any Rall-Folks Condition or Mutual Condition is not satisfied or waived; (iii) by the Board of Directors of the Company if any of the Company Conditions or the Mutual Conditions is not satisfied or waived; (iv) by the Board of Directors of Rall-Folks if there is a breach of or failure by the Company to perform in any material respect any of the representations, warranties, commitments, covenants or conditions under the Rall-Folks Agreement, which breach or failure is not cured within five days after written notice thereof is given to the Company; (v) by the Board of Directors of the Company if there is breach of or failure by Rall-Folks to perform in any material respect any of the representations, warranties, commitments, covenants or conditions under the Rall-Folks Agreement, which breach or failure is not cured within five days after written notice thereof is give to

Rall-Folks; or (vi) by the Board of Directors of either Rall-Folks or the Company at any time on or after December 16, 1997.

AMENDMENT AND WAIVER

     Subject to applicable law, (a) the Rall-Folks Agreement may be amended at any time by the Company and Rall-Folks, and (b) either party may extend the time for performance of the obligations of the other party to the Rall-Folks Agreement, waive any inaccuracies in the representations and warranties of the other party contained in the Rall-Folks Agreement, waive compliance with any agreements or conditions contained in the Rall-Folks Agreement, or waive or modify performance of any of the obligations of the other party under the Rall-Folks Agreement.

INDEMNIFICATION

     Rall-Folks and the Company have each agreed to indemnify the other for all claims, liabilities, obligations, losses, damages and expenses arising out of or attributable to: (a) the breach of any of its warranties or the inaccuracy of any of its representations contained in the Rall-Folks Agreement or otherwise made or given in writing in connection with the Rall-Folks Agreement; (b) any failure of it to perform or observe its respective covenants or conditions; or
(c) claims arising out of or based upon material misstatements in or omissions from the Registration Statement or any Resale Registration Statement insofar as such claims arise out of or are based upon written information provided by such party for inclusion in the Registration Statement or any Resale Registration Statement. In addition, the Company has agreed to indemnify Rall-Folks for any failure by the Company to comply with the provisions of the Securities Act or any applicable state securities law in connection with the registration of any of the Common Stock issued under the Rall-Folks Agreement.

EXPENSES

     The Rall-Folks Agreement provides that each party shall pay all expenses incurred by it in connection with the negotiation of the Rall-Folks Agreement and the consummation of the transactions contemplated therein, except that the Company paid Rall-Folks $10,000 in legal expenses upon execution of the Rall-Folks Agreement in May 1997 and has agreed to pay all expenses relating to the preparation and filing of the Registration Statement, any resale registration statement and all NMS and state securities law filings.

                            MARKET FOR COMMON STOCK
                                 AND DIVIDENDS

MARKET INFORMATION

     The Common Stock is traded on the NMS under the symbol CHKR. The following table sets forth the high and low closing sale price of the Common Stock as reported on the NMS for the periods indicated:

1995                                                          HIGH     LOW
----                                                          -----   -----
First Quarter...............................................  $4.06   $1.88
Second Quarter..............................................  $2.81   $1.81
Third Quarter...............................................  $3.25   $1.72
Fourth Quarter..............................................  $1.97   $0.92
1996
----
First Quarter...............................................  $1.75   $1.19
Second Quarter..............................................  $1.50   $1.13
Third Quarter...............................................  $1.25   $0.75
Fourth Quarter..............................................  $1.97   $0.78
1997
----
First Quarter...............................................  $3.00   $1.69
Second Quarter..............................................  $1.84   $1.09
Third Quarter...............................................  $1.69   $1.09
Fourth Quarter(1)...........................................  $       $

---------------

(1) Through November   , 1997.

     The last reported per share sale price of the Common Stock as reported on
the NMS on November   , 1997 was $          . At July 16, 1997, the Company had
approximately 7,300 stockholders of record.

DIVIDENDS

     Dividends are prohibited under the terms of the Restated Credit Agreement. The Company has never paid or declared cash distributions or dividends (other than the payment of cash in lieu of fractional shares in connection with its stock splits). Any permitted future cash dividends will be determined by the Board of Directors based on the Company's earnings, financial condition, capital requirements and other relevant factors.

                                    BUSINESS

INTRODUCTION

     The Company develops, produces, owns, operates and franchises quick-service "double drive-thru" restaurants under the name "Checkers(R)" (the "Restaurants"). The Restaurants are designed to provide fast and efficient automobile-oriented service incorporating a 1950's diner and art deco theme with a highly visible, distinctive and uniform look that is intended to appeal to customers of all ages. The Restaurants feature a limited menu of high quality hamburgers, cheeseburgers and bacon cheeseburgers, specially seasoned french fries, hot dogs, and chicken sandwiches, as well as related items such as soft drinks and old fashioned premium milk shakes.

     As of September 8, 1997, there were 480 Restaurants operating in the States of Alabama, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Louisiana, Maryland, Michigan, Mississippi, Missouri, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, West Virginia, Wisconsin, Washington D.C. and in Puerto Rico (232 Company-operated (including 13 joint ventured) and 248 franchised).

     As of January 1, 1994, the Company changed from a calendar reporting year ending on December 31st to a fiscal year which will generally end on the Monday closest to December 31st. Each quarter consists of three 4-week periods, with the exception of the fourth quarter which consists of four 4-week periods.

RESTAURANT DEVELOPMENT AND ACQUISITION ACTIVITIES

     During 1996, the Company opened five Restaurants, acquired 18 Restaurants and partnership interests in an additional nine Restaurants from franchisees, sold or leased 15 Restaurants to franchisees and closed 27 Restaurants for a net reduction of ten Company-operated Restaurants in 1996. Franchisees opened 25 Restaurants, acquired or leased 15 Restaurants from the Company, sold or transferred 27 Restaurants to the Company and closed 24 Restaurants for a net reduction of 11 franchisee-operated Restaurants in 1996. During the first three quarters of 1997, the Company and its franchises experienced a net increase of two Restaurants.

     During 1996, the Company focused its efforts on existing operating markets of highest market penetration ("Core Markets"). It is the Company's intent in the near future to continue that focus and to grow only in its Core Markets through acquisitions or new Restaurant openings. The Company will continue to seek to expand through existing and new franchisees. From time to time, the Company may close or sell additional Restaurants when determined by management and the Board of Directors to be in the best interests of the Company.

     Franchisees operated 248, or 51%, of the total Restaurants open at September 8, 1997. The Company's long-term strategy is for 60% to 65% of its Restaurants to be operated by franchisees. Because of the Company's limited capital resources, it will rely on franchisees for a larger portion of chain expansion to continue market penetration. The inability for franchisees to obtain sufficient financing capital on a timely basis may have a materially adverse effect on expansion efforts.

     On March 25, 1997, Checkers agreed in principle to a merger transaction pursuant to which Rally's would have become a wholly-owned subsidiary of Checkers. Rally's, together with its franchisees, operates approximately 471 double drive-thru hamburger restaurants primarily in the midwestern United States. Negotiations with Rally's were terminated in June 1997.

RESTAURANT OPERATIONS

     Concept. The Company's operating concept includes: (i) offering a limited menu to permit the maximum attention to quality and speed of preparation; (ii) utilizing a distinctive Restaurant design that features a "double drive-thru" concept, projects a uniform image and creates significant curb appeal; (iii) providing fast service using a "double drive-thru" design for its Restaurants and a computerized point-of-sale system that expedites the ordering and preparation process; and (iv) great tasting quality food and drinks at a fair price.

     Restaurant Locations. As of September 8, 1997, there were 232 Restaurants owned and operated by the Company in 11 states and the District of Columbia (including 13 Restaurants owned by partnerships in which the Company has interests ranging from 10.55% to 65.83%) and 248 Restaurants operated by the Company's franchisees in 20 States, the District of Columbia and Puerto Rico. The following table sets forth the locations of such Restaurants.

                                COMPANY-OPERATED
                               (232 RESTAURANTS)

        Florida (136)                  Missouri (6)                    Kansas (2)
        Georgia (38)                  Mississippi (5)                 Delaware (1)
      Pennsylvania (13)                Tennessee (2)                 New Jersey (4)
        Alabama (12)                                               Washington D.C. (1)
        Illinois (12)

                                   FRANCHISED
                               (248 RESTAURANTS)

        Florida (57)                     Texas (9)                    Wisconsin (3)
        Illinois (25)                  Maryland (14)                  New York (3)
        Georgia (48)                  New Jersey (9)                 Puerto Rico (2)
        Alabama (19)                   Tennessee (8)                West Virginia (2)
     North Carolina (15)               Virginia (5)                   Missouri (1)
     South Carolina (9)                 Indiana (3)                     Iowa (2)
        Louisiana (9)                  Michigan (3)                  Mississippi (1)
                                                                   Washington D.C. (1)

     Of these Restaurants, 30 were opened in 1996 (five Company-operated and 25 franchised), 12 of which included fully equipped manufactured modular buildings, "Modular Restaurant Packages" ("MRP's"), produced by the Company and nine of which included MRP's which were relocated from other sites, and eight were opened in the first two quarters of 1997 (one Company-operated and seven franchised). The Company currently expects approximately 13 additional Restaurants to be opened during the remainder of 1997 (primarily by franchisees) with substantially all of these Restaurants to include MRP's relocated from closed sites. If either the Company or the franchisee(s) are unable to obtain sufficient capital on a timely basis, the Company's ability to achieve its 1997 expansion plans may be materially adversely affected. The Company's growth strategy for the next two years is to focus on the controlled development of additional franchised and Company-operated Restaurants primarily in its existing Core Markets and to further penetrate markets currently under development by franchisees, including select international markets. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

     Site Selection. The Company believes that the location of a Restaurant is critical to its success. Management inspects and approves each potential Restaurant site prior to final selection of the site. In evaluating particular sites, the Company considers various factors including traffic count, speed of traffic, convenience of access, size and configuration, demographics and density of population, visibility and cost. The Company also reviews competition and the sales and traffic counts of national and regional chain Restaurants operating in the area. Approximately 84% of Company-operated Restaurants are located on leased land and the Company intends to continue to use leased sites where possible. The Company believes that the use of the MRP provides the Company and its franchisees with additional flexibility in the size, control and location of sites.

     Restaurant Design and Service. The Restaurants are built to Company-approved specifications as to size, interior and exterior decor, equipment, fixtures, furnishings, signs, parking and site improvements. The Restaurants have a highly visible, distinctive and uniform look that is intended to appeal to customers of all ages. The Restaurants are less than one-fourth the size of the typical Restaurants of the four largest fast food hamburger chains (generally 760 to 980 sq. ft.) and require approximately one-third to one-half the land area (approximately 18,000 to 25,000 square feet). Substantially all of the Restaurants consist of MRP's produced and installed by the Company. Prior to February 15, 1994, the MRP's were produced and installed by Champion Modular Restaurant Company, Inc., a Florida corporation ("Champion") and wholly-owned subsidiary of the Company. Champion was merged with and into the Company effective February 15, 1994. The Company believes that utilization of a modular Restaurant building generally costs less than comparably built Restaurants using conventional, on-site construction methods.

     The Company's standard Restaurant is designed around a 1950's diner and art deco theme with the use of white and black tile in a checkerboard motif, glass block corners, a protective drive-thru cover on each side of the Restaurant supported by red aluminum columns piped with white neon lights and a wide stainless steel band piped with red neon lights that wraps around the Restaurant as part of the exterior decor. All Restaurants utilize a "double drive-thru" concept that permits simultaneous service of two automobiles from opposite sides of the Restaurant. Although a substantial proportion of the Company's sales are made through its drive-thru windows, service is also available through walk-up windows. While the Restaurants do not have an interior dining area, most have parking and a patio for outdoor eating. The patios contain canopy tables and benches, are well landscaped and have outside music in order to create an attractive and "fun" eating experience. Although each sandwich is made-to-order, the Company's objective is to serve customers within 30 seconds of their arrival at the drive-thru window. Each Restaurant has a computerized point-of-sale system which displays each individual item ordered on a monitor in front of the food and drink preparers. This enables the preparers to begin filling an order before the order is completed and totaled and thereby increases the speed of service to the customer and the opportunity of increasing sales per hour, provides better inventory and labor costs control and permits the monitoring of sales volumes and product utilization. The Restaurants are generally open from 12 to 15 hours per day, seven days a week, for lunch, dinner and late-night snacks and meals. Operational enhancements are being implemented to facilitate product delivery with reduced overhead costs.

     Restaurant Development Costs. During the two fiscal years ended December 30, 1996, the average cost of opening a Company-operated Restaurant (exclusive of land costs) utilizing an MRP was $424,000 which included modular building costs, fixtures, equipment and signage costs, site improvement costs and various soft costs (e.g., engineering and permit fees). This average dropped 37.5% from 1994 due to the use of used MRP's in 1995 and 1996. Future costs, after all remaining used MRP's are relocated, may be more consistent with that of prior years. During 1995 and 1996, there were no land acquisitions. The Company believes that utilization of MRP's generally costs less than comparably built Restaurants using conventional, on-site construction methods.

     Menu. The menu of a Restaurant includes hamburgers, cheeseburgers and bacon cheeseburgers, chicken, grilled chicken, hot dogs and deluxe chili dogs and specially seasoned french fries, as well as related items such as soft drinks, old fashioned premium milk shakes and apple nuggets. The menu is designed to present a limited number of selections to permit the greatest attention to quality, taste and speed of service. The Company is engaged in product development research and seeks to enhance the variety offered to consumers from time to time without substantially expanding the limited menu. In 1996, the Company and various franchise restaurants conducted a test of the Company's proprietary L.A. Mex Mexican brand. The Company has decided to discontinue the test in the majority of test units.

     Supplies. The Company and its franchisees purchase their food, beverages and supplies from Company-approved suppliers. All products must meet standards and specifications set by the Company. Management constantly monitors the quality of the food, beverages and supplies provided to the Restaurants. The Company has been successful in negotiating price concessions from suppliers for bulk purchases of food and paper supplies by the Restaurants. The Company believes that its continued efforts over time have achieved cost savings, improved food quality and consistency and helped decrease volatility of food and supply costs for the Restaurants. All essential food and beverage products are available or, upon short notice, could be made available from alternate qualified suppliers. Among other factors, the Company's profitability is dependent upon its ability to anticipate and react to changes in food costs. Various factors beyond the Company's control, such as climate changes and adverse weather conditions, may affect food costs.

     Management and Employees. Each Company-operated Restaurant employs an average of approximately 20 hourly employees, many of whom work part-time on various shifts. The management staff of a typical Restaurant operated by the Company consists of a general manager, one assistant manager and a shift manager. The Company has an incentive compensation program for store managers that provides the store managers with a quarterly bonus based upon the achievement of certain defined goals. A Restaurant general manager is generally required to have prior Restaurant management experience, preferably within the fast food industry, and reports directly to a market manager. The market manager typically has responsibility for eight to twelve Restaurants.

     Supervision and Training. The Company requires each franchisee and Restaurant manager to attend a comprehensive training program of both classroom and in-store training. The program was developed by the Company to enhance consistency of Restaurant operations and is considered by management as an important step in operating a successful Restaurant. During this program, the attendees are taught certain basic elements that the Company believes are vital to the Company's operations and are provided with a complete operations manual, together with training aids designed as references to guide and assist in the day-to-day operations. In addition, hands-on experience is incorporated into the program by requiring each attendee, prior to completion of the training course, to work in and eventually manage an existing Company-operated Restaurant. After a Restaurant is opened, the Company continues to monitor the operations of both franchised and Company-operated Restaurants to assist in the consistency and uniformity of operation.

     Advertising and Promotion. The Company communicates with its customers using several different methods at the store level. Menuboards, value meal extender cards, pole banners and the readerboards are all utilized in tandem to present a simple, unified, coherent message to the customers. Outdoor billboards and radio commercials are used to reach customers at the critical time when they are making their purchase decisions. As of June 16, 1997, the Company and its franchisees had five active advertising co-ops covering 217 restaurants. The Company requires franchisees to spend a minimum of 4% of gross sales on marketing their restaurant which includes a combination of local store marketing, co-op advertising and other advertising. In addition, each Company and franchise restaurant pays into a National Production Fund that provides broadcast, creative and Point of Purchase materials for each promotion. Ongoing consumer research is utilized to track attitudes, awareness and market share of not only Checkers' customers, but also of its major competitor's customers as well. In addition, customer focus groups and sensory panels are conducted in the Company's Core Markets to provide both qualitative and quantitative data. This research data is vital to better understand the Company's customers for building both short and long-term marketing strategies.

     Restaurant Reporting. Each Company-operated Restaurant has a computerized point-of-sale system coupled with a back office computer. With this system, management is able to monitor sales, labor and food costs, customer counts and other pertinent information. This information allows management to better control labor utilization, inventories and operating costs. Each system at Company-operated Restaurants is polled daily by a computer at the principal offices of the Company.

     Joint Venture Restaurants. As of September 8, 1997, there were 13 Restaurants owned by 12 separate general and limited partnerships in which the Company owns general and limited partnership interests ranging from 10.55% to 65.83%, with other parties owning the remaining interests (the "Joint Venture Restaurants"). The Company is the managing partner of 13 of the 14 Joint Venture Restaurants, and in 12 of those Joint Venture Restaurants the Company receives a fee for such services of 1% to 2.5% of gross sales. All of the Joint Venture Restaurants pay the standard royalty fee of 4% of gross sales. The agreements for four of the Joint Venture Restaurants (excluding Illinois partnerships) in which the Company is the managing partner are terminable through a procedure whereby the initiating party sets a price for the interest in the joint venture and the other party must elect either to sell its interest in the joint venture or purchase the initiating party's interest at such price. Some, but not all of the partnership agreements also contain the right of the partnership to acquire a deceased individual partner's interest at the fair market value thereof based upon a defined formula set forth in the agreement. None of these partnerships have been granted area development agreements. See "Business -- Franchise Operations."

     Inflation. The Company does not believe inflation has had a material impact on earnings during the past three years. Substantial increases in costs could have a significant impact on the Company and the industry. If operating expenses increase, management believes it can recover increased costs by increasing prices to the extent deemed advisable considering competition.

     Seasonality. The seasonality of Restaurant sales due to consumer spending habits can be significantly affected by the timing of advertising, competitive market conditions and weather related events. While certain quarters can be stronger, or weaker, for Restaurant sales when compared to other quarters, there is no predominant pattern.

FRANCHISE OPERATIONS

     Strategy. In addition to the acquisition and development of additional Company-operated Restaurants, the Company encourages controlled development of franchised Restaurants in its existing markets as well as in certain additional states. The primary criteria considered by the Company in the selection, review and approval of prospective franchisees are the availability of adequate capital to open and operate the number of Restaurants franchised and prior experience in operating fast food Restaurants. Franchisees operated 248, or 52%, of the total Restaurants open at September 8, 1997. The Company has acquired and sold, and may in the future acquire or sell, Restaurants from and to franchisees when the Company believes it to be in its best interests to do so. In the future, the Company's success will continue to be dependent upon its franchisees and the manner in which they operate and develop their Restaurants to promote and develop the Checkers concept and its reputation for quality and speed of service. Although the Company has established criteria to evaluate prospective franchisees, there can be no assurance that franchisees will have the business abilities or access to financial resources necessary to open the number of Restaurants the Company and the franchisees currently anticipate to be opened in 1997 or that the franchisees will successfully develop or operate Restaurants in their franchise areas in a manner consistent with the Company's concepts and standards.

     As a result of inquiries concerning international development, the Company may develop a limited number of international markets and has begun the process of registering its trademarks in various foreign countries. The most likely format for international development is through the issuance of master franchise agreements and/or joint venture agreements. The terms and conditions of these agreements may vary from the standard Area Development Agreement and Franchise Agreement in order to comply with laws and customs different from those of the United States.

     Franchisee Support Services. The Company maintains a staff of well-trained and experienced Restaurant operations personnel whose primary responsibilities are to help train and assist franchisees in opening new Restaurants and to monitor the operations of existing Restaurants. These services are provided as part of the Company's franchise program. Upon the opening of a new franchised Restaurant by a new franchisee, the Company typically sends a Restaurant team to the Restaurant to assist the franchisee during the first four days that the Restaurant is open. This team works in the Restaurant to monitor compliance with the Company's standards as to quality of product and speed of service. In addition, the team provides on-site training of all Restaurant personnel. This training is in addition to the training provided to the franchisee and the franchisee's management team described under "Restaurant
Operations -- Supervision and Training" above. The Company also employs Franchise Business Consultants ("FBCs"), who have been fully trained by the Company to assist franchisees in implementing the operating procedures and policies of the Company once a Restaurant is open. As part of these services, the FBC rates the Restaurant's hospitality, food quality, speed of service, cleanliness and maintenance of facilities. The franchisees receive a written report of the FBC's findings and, if any deficiencies are noted, recommended procedures to correct such deficiencies.

     The Company also provides site development and construction support services to its franchisees. All sites and site plans are submitted to the Company for its review prior to construction. These plans include information detailing building location, internal traffic patterns and curb cuts, location of utilities, walkways, driveways, signs and parking lots and a complete landscape plan. The Company's construction personnel also visit the site at least once during construction to meet with the franchisee's site contractor and to review construction standards.

     Franchise Agreements. The Unit Franchise Agreement grants to the franchisee an exclusive license at a specified location to operate a Restaurant in accordance with the Checkers(R) system and to utilize the Company's trademarks, service marks and other rights of the Company relating to the sale of its menu items. The term of the current Unit Franchise Agreement is generally 20 years. Upon expiration of a Unit Franchise Agreement, the franchisee will be entitled to acquire a successor franchise for the Restaurants on the terms and conditions of the Company's then current form of Unit Franchise Agreement if the franchisee remains in compliance with the Unit Franchise Agreement throughout its term and if certain other conditions are met (including the payment of a $5,000 renewal fee).

     In some instances, the Company grants to the franchisee the right to develop and open a specified number of Restaurants within a limited period of time and in a defined geographic area (the "Franchised Area") and thereafter to operate each Restaurant in accordance with the terms and conditions of a Unit Franchise Agreement. In that event, the franchisee ordinarily signs two agreements, an Area Development Agreement and a Unit Franchise Agreement. Each Area Development Agreement establishes the number of Restaurants the franchisee is to construct and open in the Franchised Area during the term of the Area Development Agreement (normally a maximum of five Restaurants) after considering many factors, including the residential, commercial and industrial characteristics of the area, geographic factors, population of the area and the previous experience of the franchisee. The franchisee's development schedule for the Restaurants is set forth in the Area Development Agreement. Of the 248 franchised Restaurants at September 8, 1997, 228 were being operated by multiple unit operators and 20 were being operated by single unit operators. The Company may terminate the Area Development Agreement of any franchisee that fails to meet its development schedule.

     The Unit Franchise Agreement and Area Development Agreement require that the franchisee select proposed sites for Restaurants within the Franchised Area and submit information regarding such sites to the Company for its review, although final site selection is at the discretion of the franchisee. The Company does not arrange or make any provisions for financing the development of Restaurants by its franchisees. The Company does offer the franchisees an opportunity to buy a Modular Restaurant Package from the Company in those geographic areas where the Modular Restaurant Package can be installed in compliance with applicable laws. Each franchisee is required to purchase all fixtures, equipment, inventory, products, ingredients, materials and other supplies used in the operation of its Restaurants from approved suppliers, all in accordance with the Company's specifications. The Company provides a training program for management personnel of its franchisees at its corporate offices. Under the terms of the Unit Franchise Agreement, the Company has adopted standards of quality, service and food preparation for franchised Restaurants. Each franchisee is required to comply with all of the standards for Restaurant operations as published from time to time in the Company's operations manual.

     The Company may terminate a Unit Franchise Agreement for several reasons including the franchisee's bankruptcy or insolvency, default in the payment of indebtedness to the Company or suppliers, failure to maintain standards set forth in the Unit Franchise Agreement or operations manual, material continued violation of any safety, health or sanitation law, ordinance or governmental rule or regulation or cessation of business. In such event, the Company may also elect to terminate the franchisee's Area Development Agreement.

     Franchise Fees and Royalties. Under the current Unit Franchise Agreement, a franchisee is generally required to pay fees of $30,000 for each Restaurant opened by the franchisee. If a franchisee is awarded the right to develop an area pursuant to an Area Development Agreement, the franchisee typically pays the Company a $5,000 Development Fee per store which will be applied to the Franchisee Fee as each Restaurant is developed. Each franchisee is also generally required to pay the Company a semi-monthly royalty of 4% of the Restaurant's gross sales and to expend certain amounts for advertising and promotion.

MANUFACTURING OPERATIONS

     Strategy. The Company believes that the integration of its Restaurant operations with its production of Modular Restaurant Packages for use by the Company and sale to its franchisees provides it with a competitive advantage over fast food companies that use conventional, on-site construction methods. These advantages include more efficient construction time, direct control of the quality, consistency and uniformity of the Restaurant image as well as having standard Restaurant operating systems. In addition, the Company believes the ability to relocate a Modular Restaurant Package provides greater economies and flexibility than alternative methods. Due to the number of Modular Restaurant Packages currently available for relocation from closed Restaurant sites, it is not anticipated that any significant new construction of Modular Restaurant Packages will occur during fiscal year 1997. In the short term, the Company's construction facility located in Largo, Florida will be utilized to store and refurbish used Modular Restaurant Packages for sale to franchisees or others and use by the Company. The facility will also be utilized for construction of modular convenience store units on a very limited basis pursuant to an existing agreement with a third party convenience store chain. Administrative personnel of the construction facility have been reduced to a total of two as of September 8, 1997, and substantially all of the labor in the manufacturing and refurbishment process is done through independent contractors, the number of which may be increased or decreased with demand.

     Construction. The Company has the ability to produce a complete Modular Restaurant Package ready for delivery and installation at a Restaurant site. The Modular Restaurant Packages are built and refurbished in a Company-owned facility in Largo, Florida, using assembly line techniques and a fully integrated and complete production system. Each Modular Restaurant Package consists of a modular building complete with all mechanical, electrical and plumbing systems (except roof top systems which are installed at the site), along with all Restaurant equipment. The modular building is a complete operating Restaurant when sited, attached to its foundation and all utilities are connected. All Modular Restaurant Packages are constructed in accordance with plans and specifications approved by the appropriate governmental agencies and are typically available in approximately eight weeks after an executed agreement.

     Capacity. As of September 8, 1997, the Company had six substantially completed new Modular Restaurant Packages in inventory, one of which is under contract for sale to a franchisee. Additionally, the Company has contracted with a third party convenience store chain for the construction of modular convenience store units. The Company had two modular convenience store units in various stages of construction. As of September 8, 1997, the Company had 32 used Modular Restaurant Packages available for relocation to new sites, seven of which have been moved to the Champion production facility for refurbishment, and 25 of which are at closed sites. Although the Company does not require a franchisee to use a Modular Restaurant Package, because of the expected benefits associated therewith, the Company anticipates that substantially all of the Restaurants developed by it or its franchisees will include Modular Restaurant Packages produced by the Company, or relocated from other sites. Modular Restaurant Packages from closed sites are being marketed at various prices depending upon age and condition.

     Transportation and Installation. Once all site work has been completed to the satisfaction of the Company and all necessary governmental approvals have been obtained for installation of the Modular Restaurant Package on a specified site, the Modular Restaurant Package is transported to such site by an independent trucking contractor. All transportation costs are charged to the customer. Once on the site, the Modular Restaurant Package is installed by independent contractors hired by the Company or franchisee, in accordance with procedures specified by the Company. The Company's personnel inspect all mechanical, plumbing and electrical systems to make sure they are in good working order, and inspect and approve all site improvements on new Modular Restaurant Packages sold by the Company. Used Modular Restaurant Packages are typically sold without warranties. Once a Modular Restaurant Package has been delivered to a site, it takes generally three to four weeks before the Restaurant is in full operation.

COMPETITION

     The Company's Restaurant operations compete in the fast food industry, which is highly competitive with respect to price, concept, quality and speed of service, Restaurant location, attractiveness of facilities, customer recognition, convenience and food quality and variety. The industry includes many fast food chains, including national chains which have significantly greater resources than the Company that can be devoted to advertising, product development and new Restaurants. In certain markets, the Company will also compete with other quick-service double drive-thru hamburger chains with operating concepts similar to the Company.

The fast food industry is often significantly affected by many factors, including changes in local, regional or national economic conditions affecting consumer spending habits, demographic trends and traffic patterns, changes in consumer taste, consumer concerns about the nutritional quality of quick-service food and increases in the number, type and location of competing quick-service Restaurants. The Company competes primarily on the basis of speed of service, price, value, food quality and taste. In addition, with respect to selling franchises, the Company competes with many franchisors of Restaurants and other business concepts. All of the major chains have increasingly offered selected food items and combination meals, including hamburgers, at temporarily or permanently discounted prices. Beginning generally in the summer of 1993, the major fast food hamburger chains began to intensify the promotion of value priced meals, many specifically targeting the 99c price point at which the Company sells its quarter pound "Champ Burger(R)". This promotional activity has continued at increasing levels, and management believes that it has had a negative impact on the Company's sales and earnings. Increased competition, additional discounting and changes in marketing strategies by one or more of these competitors could have an adverse effect on the Company's sales and earnings in the affected markets.

     With respect to its Modular Restaurant Packages, the Company competes primarily on the basis of price and speed of construction with other modular construction companies as well as traditional construction companies, many of which have significantly greater resources than the Company.

EMPLOYEES

     As of September 8, 1997, the Company employed approximately 6,500 persons in its Restaurant operations, approximately 800 of whom are Restaurant management and supervisory personnel and the remainder of whom are hourly Restaurant personnel. Of the approximately 140 corporate employees, excluding manufacturing operations, approximately six are in management positions and the remainder are professional and administrative or office employees.

     As of September 8, 1997, the Company employed approximately five persons in its manufacturing operations, two of whom were corporate personnel and three of whom were production personnel, including welders and warehouse personnel. Of the two corporate employees, one was in a management position and one was an administrative employee. Substantially all of the labor performed in the manufacturing operations is being done through independent contractors.

     The Company considers its employee relations to be good. Most employees, other than management and corporate personnel, are paid on an hourly basis. The Company believes that it provides working conditions and wages that compare favorably with those of its competition. None of the Company's employees is covered by a collective bargaining agreement.

TRADEMARKS AND SERVICE MARKS

     The Company believes its trademarks and service marks have significant value and are important to its marketing efforts. The Company has registered certain trademarks and service marks (including the name "Checkers", "Checkers Burgers - Fries - Colas" and "Champ Burger" and the design of the Restaurant building) in the United States Patent and Trademark office. The Company has also registered the service mark "Checkers" individually and/or with a rectangular checkerboard logo of contiguous alternating colors to be used with Restaurant services in the states where it presently does, or anticipates doing, business. The Company has various other trademark and service mark registration applications pending. It is the Company's policy to pursue registration of its marks whenever possible and to oppose any infringement of its marks.

GOVERNMENT REGULATION

     The Company has no material contracts with the United States government or any of its agencies.

     The restaurant industry generally, and each Company-operated and franchised Restaurant specifically, are subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and those relating to building, zoning, health, accommodations for disabled members of the public, sanitation, safety, fire, environmental and land use requirements. The Company and its franchisees are also subject to laws governing their relationship with employees, including minimum wage requirements, accommodation for disabilities, overtime, working and safety conditions and citizenship requirements. The Company is also subject to regulation by the FTC and certain laws of States and foreign countries which govern the offer and sale of franchises, several of which are highly restrictive. Many State franchise laws impose substantive requirements on the franchise agreement, including limitations on noncompetition provisions and on provisions concerning the termination or nonrenewal of a franchise. Some States require that certain materials be registered before franchises can be offered or sold in that state. The failure to obtain or retain food licenses or approvals to sell franchises, or an increase in the minimum wage rate, employee benefit costs (including costs associated with mandated health insurance coverage) or other costs associated with employees could adversely affect the Company and its franchisees. A mandated increase in the minimum wage rate was implemented in 1996 and current federal law requires an additional increase in 1997.

     The Company's construction, transportation and placement of Modular Restaurant Packages is subject to a number of federal, state and local laws governing all aspects of the manufacturing process, movement, end use and location of the building. Many states require approval through state agencies set up to govern the modular construction industry, other states have provisions for approval at the local level. The transportation of the Company's Modular Restaurant Package is subject to state, federal and local highway use laws and regulations which may prescribe size, weight, road use limitations and various other requirements. The descriptions and the substance of the Company's warranties are also subject to a variety of state laws and regulations.

PROPERTIES

     Of the 232 Restaurants which were operated by the Company as of September 8, 1997, the Company held ground leases for 196 Restaurants and owned the land for 36 Restaurants. The Company's leases are generally written for a term of from five to twenty years with one or more five year renewal options. Some leases require the payment of additional rent equal to a percentage of annual revenues in excess of specified amounts. Ground leases are treated as operating leases. Leasehold improvements made by the Company generally become the property of the landlord upon expiration or earlier termination of the lease; however, in most instances, if the Company is not in default under the lease, the building, equipment and signs remain the property of the Company and can be removed from the site upon expiration of the lease. In the future, the Company intends, whenever practicable, to lease land for its Restaurants. For further information with respect to the Company's Restaurants, see "Business -- Restaurant Operations."

     The Company has nine owned parcels of land and 34 leased parcels of land which are available for sale or sub-lease. Of these parcels, 34 are related to restaurant closings as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The other parcels primarily represent surplus land available from multi-user sites where the Company developed a portion for a Restaurant, and undeveloped sites which the Company ultimately decided it would not develop.

     The Company's executive offices are located in approximately 19,600 square feet of leased space in the Barnett Bank Building, Clearwater, Florida. The Company's lease will expire on April 30, 1998.

     The Company owns a 89,850 square foot facility in Largo, Florida. This includes a 70,850 square foot fabricated metal building for use in its Modular Restaurant manufacturing operations, and two buildings totalling 19,000 square feet for its office and warehouse operations. See "Business -- Manufacturing Operations."

     The Company also leases approximately 5,000 aggregate square feet in two regional offices.

LITIGATION

     Except as described below, the Company is not a party to any material litigation and is not aware of any threatened material litigation:

     In re Checkers Securities Litigation, Master File No. 93-1749-Civ-T-17A. On October 13, 1993, a class action complaint was filed in the United States District Court for the Middle District of Florida, Tampa Division, by a stockholder against the Company, certain of its officers and directors, including Herbert G. Brown, Paul C. Campbell, George W. Cook, Jared D. Brown, Harry S. Cline, James M. Roche, N. John Simmons, Jr. and James F. White, Jr., and KPMG Peat Marwick, the Company's auditors. The complaint alleges, generally, that the Company issued materially false and misleading financial statements which were not prepared in accordance with generally accepted accounting principles, in violation of Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder, and Florida common law and statute. The allegations, including an allegation that the Company inappropriately selected the percentage of completion method of accounting for sales of modular restaurant buildings, are primarily directed to certain accounting principles followed by Champion. The plaintiffs seek to represent a class of all purchasers of the Company's Common Stock between November 22, 1991 and October 8, 1993, and seek an unspecified amount of damages. Although the Company believes this lawsuit is unfounded and without merit, in order to avoid further expenses of litigation, the parties have reached an agreement in principle for the settlement of this class action. The agreement for settlement provides for one of the Company's director and officer liability insurance carriers and another party to contribute to a fund for the purpose of paying claims on a claims-made basis up to a total of $950,000. The Company has agreed to contribute ten percent (10%) of claims made in excess of $475,000 for a total potential liability of $47,500. The settlement is subject to the execution of an appropriate stipulation of settlement and other documentation as may be required or appropriate to obtain approval of the settlement by the Court, notice to the class of pendency of the action and proposed settlement, and final court approval of the settlements.

     Greenfelder et al. v. White, Jr., et al. On August 10, 1995, a state court complaint was filed in the Circuit Court of the Sixth Judicial Circuit for Pinellas County, Florida, Civil Division, entitled Gail P. Greenfelder and Powers Burgers, Inc. v. James F. White, Jr., Checkers Drive-In Restaurants, Inc., Herbert G. Brown, James E. Mattei, Jared D. Brown, Robert G. Brown and George W. Cook, Case No. 95-4644-C1-21. The original complaint alleged, generally, that certain officers of the Company intentionally inflicted severe emotional distress upon Ms. Greenfelder, who is the sole stockholder, president and director of Powers Burgers, a Checkers franchisee. The original complaint further alleged that Ms. Greenfelder and Powers Burgers were induced to enter into various agreements and personal guarantees with the Company based upon misrepresentations by the Company and its officers and the Company violated provisions of Florida's Franchise Act and Florida's Deceptive and Unfair Trade Practices Act. The original complaint alleged that the Company is liable for all damages caused to the plaintiffs as follows: damages in an unspecified amount in excess of $2,500,000 in connection with the claim of intentional infliction of emotional distress; $3,000,000 or the return of all monies invested by the plaintiffs in Checkers franchises in connection with the misrepresentation of claims; punitive damages; attorneys' fees; and such other relief as the court may deem appropriate. The Court has granted, in whole or in part, three (3) motions to dismiss the plaintiff's complaint, as amended, including an order entered on February 14, 1997, which dismissed the plaintiffs' claim of intentional infliction of emotional distress, with prejudice, but granted the plaintiffs leave to file an amended pleading with respect to the remaining claims set forth in their amended complaint. The Company believes that this lawsuit is unfounded and without merit, and intends to continue to defend it vigorously. No estimate of any possible loss or range of loss resulting from the lawsuit can be made at this time.

     Checkers Drive-In Restaurants, Inc. v. Tampa Checkmate Food Services, Inc., et al. On August 10, 1995, a state court counterclaim and third-party complaint was filed in the Circuit Court of the Thirteenth Judicial Circuit in and for Hillsborough County, Florida, Civil Division, entitled Tampa Checkmate Food Services, Inc., Checkmate Food Services, Inc., and Robert H. Gagne v. Checkers Drive-In Restaurants, Inc., Herbert G. Brown, James E. Mattei, James F. White, Jr., Jared D. Brown, Robert G. Brown and George W. Cook, Case No. 95-3869. In the original action, filed by the Company in July 1995 against Mr. Gagne and Tampa Checkmate Food Services, Inc., a company controlled by Mr. Gagne, the Company is seeking to collect on a promissory note and foreclose on a mortgage securing the promissory note issued by Tampa Checkmate and Mr. Gagne, and obtain declaratory relief regarding the rights of the respective parties under Tampa Checkmate's franchise agreement with the Company. On July 1, 1997, the court entered an order requiring Tampa Checkmate to deliver possession to the Company of the restaurant formerly operated under its franchise agreement. On July 14, 1997, Tampa Checkmate filed for protection under Chapter 11 of the U.S. Bankruptcy laws. The counterclaim and third party complaint allege, generally, that Mr. Gagne, Tampa Checkmate and Checkmate Food Services, Inc. were induced into entering into various franchise agreements with and personal guarantees to the Company based upon misrepresentations by the Company. The counterclaim and third party complaint seeks damages in the amount of $3,000,000 or the return of all monies invested by Checkmate, Tampa Checkmate and Gagne in Checkers franchises, punitive damages, attorneys' fees and such other relief as the court may deem appropriate. The counterclaim was dismissed by the court on January 26, 1996 with the right to amend. On February 12, 1996 the counterclaimants filed an amended counterclaim alleging violations of Florida's Franchise Act, Florida's Deceptive and Unfair Trade Practices Act, and breaches of implied duties of "good faith and fair dealings" in connection with a settlement agreement and franchise agreement between various of the parties. The amended counterclaim seeks a judgment for damages in an unspecified amount, punitive damages, attorneys' fees and such other relief as the court may deem appropriate. The Company has filed a motion to dismiss the amended counterclaim. The Company believes that this lawsuit is unfounded and without merit, and intends to continue to defend it vigorously. No estimate of any possible loss or range of loss resulting from the lawsuit can be made at this time.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names and ages of the Directors and executive officers of the Company and the positions they hold with the Company. Executive officers serve at the pleasure of the Board of Directors.

NAME                                     AGE                          POSITION
----                                     ---                          --------
C. Thomas Thompson.....................  47    Chief Executive Officer and Vice Chairman of the Board
                                               of Directors (term expiring in 1999)
Richard E. Fortman.....................  47    President and Chief Operating Officer
Joseph N. Stein........................  36    Executive Vice President, Chief Administrative Officer
                                               and Chief Financial Officer
James T. Holder........................  38    Senior Vice President, General Counsel and Secretary
Michael T. Welch.......................  45    Vice President, Operations, Marketing, Restaurant
                                               Support Services and Research & Development
David D. Miller........................  44    Vice President of Franchise Operations, Sales and
                                               Development
Wendy A. Beck..........................  32    Vice President of Treasury & Tax, Treasurer
William P. Foley, II(1)(2).............  52    Chairman of the Board, Director (term expiring in
                                               1999)
Frederick E. Fisher....................  66    Director (term expiring in 1998)
Terry N. Christensen(1)................  56    Director (term expiring in 1998)
Clarence V. McKee(1)(2)................  54    Director (term expiring in 1999)
Burt Sugarman..........................  58    Director (term expiring in 2000)
Jean Giles Wittner.....................  62    Director (term expiring in 2000)

---------------

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee and the Stock Option Committee.

     C. Thomas Thompson has served as a Director of the Company since November 1996 and as Chief Executive Officer and Vice Chairman of the Board of Directors of the Company since December 1996. Mr. Thompson has been President and Chief Operating Officer of Carl Karcher Enterprises, Inc., a wholly owned subsidiary of CKE, owner and franchisor of the Carl's Jr. restaurant chain, since October 1994 and as President of CKE since December 1984. Since 1984, Mr. Thompson has been a partner in a partnership which owns and operates 15 restaurants under the Carl's Jr. franchise system. Mr. Thompson is a director of Rally's.

     Richard E. Fortman has served as President and Chief Operating Officer of the Company since January 1997. For approximately 27 years, prior to joining the Company, Mr. Fortman was employed by Carl Karcher Enterprises, Inc. in various capacities. From August 1993 through December 1996, he served as Regional Vice President, from August 1992 through August 1993, he served as Director of Regional Operations, and from July 1984 through August 1992, he served as Regional Director.

     Joseph N. Stein has served as Executive Vice President, Chief Administrative Officer and Chief Financial Officer of the Company since January 1997. From May 1995 through December 1996, Mr. Stein was Senior Vice President and Chief Financial Officer for Carl Karcher Enterprises, Inc. For more than five years prior to his employment with Carl Karcher Enterprises, Inc., Mr. Stein was Senior Vice President, Director, National Agency Operation at Fidelity National Title Company.

     James T. Holder has served as Senior Vice President and General Counsel of the Company since January 1997, as Chief Financial Officer of the Company from May to December 1996, and as Secretary since September 1995. Mr. Holder served as Vice President and General Counsel of the Company from September 1995 to June 1996, as senior legal counsel for the Company from December 1994 through August 1995 and corporate counsel from November 1993 through November 1994. Mr. Holder was engaged in the private practice of law from January 1991 to November 1993, in Tampa, Florida.

     Michael T. Welch has served as Vice President, Operations, Marketing, Restaurant Support Services and Research & Development of the Company since March 1995. From May 1994 to March 1995, Mr. Welch served as Regional Vice President of Operations, responsible for all Company operations outside Florida. From 1987 to May 1994, Mr. Welch was President and a principal of W-S Acquisition Corporation, which owned and operated several Wendy's franchises.

     David D. Miller has served as Vice President, Franchise Operations of the Company since May 1996. Mr. Miller served as Vice President Marketing from March 1996 to April 1996, as Senior Director of Operations from October 1995 to March 1996, as Senior Director of Franchise Operations from January 1991 to October 1995 and as Franchise Business Consultant from November 1989 to January 1991.

     Wendy A. Beck has served as Treasurer of the Company since November 1995 and as Vice President of Treasury and Tax since April 1997 and prior thereto as Senior Director of Treasury & Tax from August 1995. Since joining the Company in March 1993, Ms. Beck has served in various positions with the Company. Prior to joining the Company, Ms. Beck served as Senior Tax Accountant for Lincare Holdings, Inc., a national provider of home health care services, where she was employed since October 1987.

     William P. Foley, II has served as a Director of the Company since November 1996 and as Chairman of the Board from since June 1997. Mr. Foley has been the Chairman of the Board and Chief Executive Officer of Fidelity National Financial, Inc., which through its subsidiaries is a title insurance underwriting company ("Fidelity"), since its formation in 1984. Mr. Foley was also President of Fidelity from 1984 until December 31, 1994. He has been Chairman of the Board and Chief Executive Officer of Fidelity National Title Insurance Company since April 1981. Mr. Foley is also currently serving as Chairman of the Board of Directors and Chief Executive Officer of CKE and as Chairman of the Board of Rally's. He is also a director of Micro General Corporation and Rally's.

     Terry N. Christensen has served as a Director of the Company since November 1996. Mr. Christensen has been a partner in the law firm of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, since May 1988. Mr. Christensen is a director of GIANT, Rally's and MGM Grand, Inc.

     Frederick E. Fisher has served as a Director of the Company since February 1995 and as Chairman of the Board from November 1996 to June 1997. Mr. Fisher is a private investor and has been a leader in many community and state charitable organizations since his retirement in 1983. Mr. Fisher was Chairman and Chief Executive Officer of U.S. Capital Corporation, a resort development company, in 1982 and 1983. Mr. Fisher served as the Vice Chairman and Chief Financial Officer of U.S. Home Corporation from 1969 to 1981, during which time it grew from a local building company to the nation's largest home builder.

     Clarence V. McKee has served as a Director of the Company since June 1996. Mr. McKee has been the President and Chief Executive Officer of McKee Communications, Inc., a Tampa, Florida based company engaged in the acquisition and management of communications companies, since October 1992. From 1987 to October 1992, Mr. McKee was the co-owner, Chairman and Chief Executive Officer of WTVT-Inc., the licensee of television channel 13 in Tampa, Florida. Mr. McKee is a member of the Boards of Directors of the Florida Progress Corporation and its subsidiary, Florida Power Corporation, and Barnett Banks, Inc. He is a former chairman of the Florida Association of Broadcasters.

     Burt Sugarman has served as a Director of the Company since June 1997. Mr. Sugarman has been the Chairman of the Board, President and Chief Executive Officer of GIANT, a New York Stock Exchange Company, for more than the past five years and served as the Chief Executive Officer of Rally's, owner and franchisor of a chain of approximately 470 double drive-thru restaurants, from 1990 and as the Chairman of the Board of Directors of Rally's from 1991, resigning from these offices from February 1994. Mr. Sugarman also served as Chairman of the Board of Directors of Rally's in November 1994 to October 1997. Mr. Sugarman is a Director of GIANT and Rally's.

     Jean Giles Wittner has served as a Director of the Company since August 1997. Ms. Giles Wittner has been President of Wittner & Company, a diversified company specializing in life insurance brokerage, employee benefit consulting, benefit administration an commercial property management, from 1988 to the present. She is a director of First Progress Corporation, Raymond James Bank and the Pinellas County

Education Foundation and a trustee of Florida Progress Foundation, Eckard College and Menorah Manor. She also serves on the Pinellas Work Force Development Board.

     In October 1997, the Company and Rally's entered into an employment agreement with James J. Gillespie, whereby, effective November 10, 1997, Mr. Gillespie will serve as Chief Executive Officer, and on the Boards of Directors, of the Company and Rally's. Mr. Gillespie served as President of the Applebee's Division of Apple South, Inc., franchisee of 254 Applebee restaurants from January to October 1997. Prior thereto, Mr. Gillespie served since 1976 in various capacities with Long John Silver's Inc., operator and franchisor of Long John Silver's restaurants, including as Senior Vice President -- Franchise Operations and, prior to that position, as Divisional Vice President, Southwest Division. Checkers and Rally's intend to share the costs related to Mr. Gillespie's employment. See "Management -- Compensation of Executive Officers."

     No family relationships exist between any of the Directors of the Company, the persons listed as nominees for election as Directors at the Meeting and the executive officers of the Company. There are no arrangements or understandings between any Director or nominee and any other person concerning service or nomination as a Director.

     The Board of Directors has Audit, Compensation and Stock Option Committees; it does not have a Nominating Committee. The entire Board of Directors functions as a Nominating Committee, and the Board will consider written recommendations from stockholders for nominations to the Board of Directors in accordance with the procedures set forth in the By-Laws of the Company.

     The Board of Directors held 29 meetings during 1996 and acted seven times by unanimous written consent without a meeting.

     During 1996, the Audit Committee consisted of Frederick E. Fisher, Chairman, Andrew H. Hines, Jr. and Clarence V. McKee and held two meetings. The Audit Committee recommends the appointment of the independent public accountants of the Company, discusses and reviews the scope and fees of the prospective annual audit and reviews the results thereof with the independent public accountants, reviews and approves non-audit services of the independent public accountants, reviews compliance with existing major accounting and financial policies of the Company, reviews the adequacy of the financial organization of the Company, reviews management's procedures and policies relative to the adequacy of the Company's internal accounting controls and compliance with federal and state laws relating to accounting practices, and reviews and approves (with the concurrence of the majority of the disinterested Directors of the Company) transactions, if any, with affiliated parties.

     During 1996, the Compensation Committee consisted of Frederick E. Fisher, Chairman, and Andrew H. Hines, Jr. and held two meetings. Its principal function is to make recommendations to the Board of Directors with respect to the compensation and benefits to be paid to officers, and it performs other duties prescribed by the Board with respect to employee stock plans and benefit programs.

     During 1996, the Stock Option Committee consisted of Frederick E. Fisher, Chairman and Andrew H. Hines, Jr. and acted two times by unanimous written consent without a meeting. Its principal function is to make recommendations to the Board of Directors with respect to the Company's 1991 Stock Option Plan and other duties prescribed by the Board.

     In 1996, each incumbent Director attended at least 75% of the meetings of the Board of Directors and of each committee of which he was a member.

     Directors who are not employees are compensated on the basis of $1,000 plus out-of-pocket expenses for each Board and committee meeting attended. Non-employee Directors also participate in the 1994 Stock Option Plan For Non-Employee Directors, which provides for the automatic grant to each non-employee Director upon election to the Board of Directors of a non-qualified, ten-year option to acquire 100,000 shares of the Company's Common Stock, with the subsequent automatic grant on the first day of each fiscal year thereafter during the time such person is serving as a non-employee Director of a non-qualified, ten-year option to acquire an additional 20,000 shares of Common Stock. All such options are immediately exercisable and have an exercise price equal to the closing sale price of the Common Stock on the date of grant. Directors who are employees of the Company receive no extra compensation for their services as Directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors, officers and holders of more than 10% of the Company's Common Stock to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and any other equity securities of the Company. To the Company's knowledge, based solely upon a review of the forms, reports and certificates filed with the Company by such persons, all such Section 16(a) filing requirements were complied with by such persons in 1996, except as follows:

     Herbert G. Brown, a former director of the Company, failed to file two Forms 4 with respect to two transactions and filed Forms 5 with respect thereto late; Robert G. Brown, a former director, filed one report late with respect to two transactions; George W. Cook, a former director, filed two reports late with respect to 19 transactions; Terry N. Christensen, a director, filed a Form 3 late and one report with respect to one transaction late; and Andrew J. Hines, Jr., a director, filed one report late with respect to one transaction.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table is a summary of the compensation paid or accrued by the Company for the last three fiscal years for services in all capacities to each of the persons who qualified as a "named executive officer" (as defined in Item 402(a)(3) of Regulation S-K under the Exchange Act) during the year ended December 30, 1996 ("Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG TERM
                                                                                          COMPENSATION
                                                             ANNUAL COMPENSATION             AWARDS
                                                      ---------------------------------   ------------
                                                                              OTHER        SECURITIES
                                                                              ANNUAL       UNDERLYING
                                              YEAR     SALARY     BONUS    COMPENSATION     OPTIONS
NAME AND PRINCIPAL POSITION                   ENDED     ($)        ($)        ($)(1)         (#)(2)
---------------------------                   -----   --------   -------   ------------   ------------
C. Thomas Thompson(3).......................  1996    $     --   $    --     $     --        12,000
  Vice Chairman/CEO
James T. Holder.............................  1996    $140,350   $23,077     $    120(4)     90,500
  Senior Vice President,                      1995      80,617        --        3,112(5)         --
  General Counsel and Secretary               1994      70,923        --           --         8,500
Michael T. Welch(6).........................  1996    $125,390   $ 2,467     $    372(4)     80,000
  Vice President,                             1995      99,773    15,200       13,261(8)         --
  Operations Services and
  Research & Development
Albert J. DiMarco(7)........................  1996    $275,000        --     $  5,691(5)    100,000
  President and CEO                           1995     100,769                    475       200,000
Anthony L. Austin(6)........................  1996    $109,645        --     $131,628(9)         --
  Vice President, Human                       1995     133,249        --       27,069(10)    35,000
  Resources, Training and Urban Affairs

---------------

 (1) Certain perquisites were provided to certain of the Named Executive Officers, but in no event did the value of the perquisites provided in any year exceed 10% of the amount of the executive's salary for that year.
 (2) The options listed were granted pursuant to the Company's 1991 Stock Option Plan or 1994 Stock Option Plan for Non-Employee Directors (the "Director Plan").

 (3) Mr. Thompson was appointed Chief Executive Officer and Vice Chairman of the Company in December 1996. The options listed were granted pursuant to the Director Plan prior to such appointment.
 (4) Consists of life insurance premiums.
 (5) Consists of automobile allowance.
 (6) Messrs. Welch and Austin became executive officers of the Company in March 1995 and January 1995, respectively. Mr. Austin relinquished his position with the Company in July 1996.
 (7) Mr. DiMarco became President, Chief Executive Officer and a Director of the Company in July 1995 and relinquished such positions in December 1996.
 (8) Includes moving expenses ($8,815) and automobile allowance ($4,446).
 (9) Consists of severance pursuant to employment agreement.
(10) Consists of moving allowance.

  Employment Agreements


     The Company and Rally's have entered into an employment agreement with James J. Gillespie, effective November 10, 1997, pursuant to which he is to serve as Chief Executive Officer of the Company and Rally's. Mr. Gillespie is also to serve as a director of the Company and Rally's. The term of employment is for two years, subject to automatic renewal by the Company and Rally's for one-year periods thereafter, at an annual base salary of $282,500. Mr. Gillespie is also entitled to participate in the inventive bonus plans of the Company and Rally's. Upon execution of the employment agreement, Mr. Gillespie was granted an option to purchase 300,000 shares of Rally's common stock, $.10 par value per share, at an exercise price equal to the closing price on November 10, 1997 as reported in the Wall Street Journal, and is entitled to receive, on November 10, 1997, a signing bonus of $50,000. The option vests in three equal annual installments commencing on November 10, 1998; provided, that if the term of the agreement is not extended to November 10, 2000, the option shall become fully vested on November 10, 1999. Mr. Gillespie is entitled to choose to participate in either the Company's or Rally's employee benefit plans and programs and is entitled to reimbursement of his reasonable moving expenses and a relocation fee of $5,000. The agreement may be terminated at any time for cause. If Mr. Gillespie is terminated without cause, he will be entitled to receive his base annual salary, and any earned unpaid bonus, through the unexpired term of the agreement, payable in a lump sum or as directed by Mr. Gillespie. Cause is defined as (i) a material default or breach under the agreement, (ii) the willful and habitual failure to perform duties under the agreement or corporate policies, or (iii) misconduct, dishonestly, insubordination or other act that has a direct, substantial and adverse effect on the reputation of the Company or Rally's or their relationships with their customers or employees. Mr. Gillespie has agreed to keep confidential all nonpublic information about the Company and Rally's during the term of his employment and for a two-year period thereafter. In addition, Mr. Gillespie has agreed that he will not, during his employment, engage in any business which is competitive with either the Company or Rally's. The Company and Rally's intend to share the costs associated with this agreement.


     Albert J. DiMarco. On July 28, 1995, the Company entered into an employment agreement with Albert J. DiMarco with respect to his employment as President and Chief Executive Officer of the Company and its subsidiaries and his service as a Director of the Company. The employment agreement provided for a term of employment ending on December 31, 1997, a compensation package consisting of an initial base annual salary in the amount of $250,000 through December 31, 1995 and a minimum of $275,000 thereafter (subject to annual increases at the discretion of the Board), as well as other miscellaneous benefits (including moving expense, expense allowances, health insurance and potential cash bonuses) and the grant, at the commencement of Mr. DiMarco's employment agreement, of a non-qualified option to acquire 200,000 shares of Common Stock, at an exercise price of $2.28. Pursuant to a Severance, Release and Indemnity Agreement dated January 27, 1997 entered into by Mr. DiMarco and the Company, Mr. DiMarco's employment agreement was terminated, and Mr. DiMarco received a note of the Company in the principal amount of $360,000 payable, in cash or by certified check or wire transfer, through March 31, 1997 in installments equal to his regular salary with the balance payable upon the earlier to occur of (a) the Company obtaining new equity through a rights offering and/or private placement or (b) March 31, 1997. The note was paid in full on February 20, 1997. In addition, pursuant to such agreement options to purchase up to 300,000 shares of

Common Stock held by Mr. DiMarco became fully vested and are exercisable until January 27, 1999, and the Indemnity Agreement dated July 28, 1995 between the Company and Mr. DiMarco is to remain in effect.

     Anthony L. Austin. On January 4, 1995, the Company entered into an employment agreement with Anthony L. Austin with respect to his employment as Vice President, Human Resources, Training and Urban Affairs. The employment agreement provided for a term of employment ending on December 31, 1996, a compensation package consisting of an initial base annual salary in the amount of $132,500, as well as other miscellaneous benefits (including moving expense, expense allowances, health insurance and potential cash bonuses) and the grant at the commencement of Mr. Austin's employment agreement of a non-qualified option to acquire 35,000 shares of Common Stock, at an exercise price of $2.19. The option for 35,000 shares was terminated upon termination of Mr. Austin's employment by the Company.

     Stock Option Grants. The following table details individual grants of stock options made in fiscal year ended December 30, 1996 to any of the Named Executive Officers. No grants of stock appreciation rights (SARS) were made in fiscal year ended December 30, 1996. The table also indicates the potential realizable value of each grant of options assuming that the market price of the underlying security appreciates in value from the date of the grant to the end of the option term at the specified annualized rates.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                        INDIVIDUAL GRANTS(1)
                                       -----------------------
                                                    % OF TOTAL                POTENTIAL REALIZABLE VALUE
                                       NUMBER OF     OPTIONS                    AT ASSUMED ANNUAL RATES
                                       SECURITIES    GRANTED                  OF STOCK PRICE APPRECIATION
                                       UNDERLYING       TO       EXERCISE         FOR OPTION TERM(2)
                                        OPTIONS     EMPLOYEES    OR BASE    -------------------------------
                                        GRANTED     IN FISCAL     PRICE     EXPIRATION
NAME                                      (#)          YEAR       ($/SH)       DATE      5% ($)    10% ($)
----                                   ----------   ----------   --------   ----------   -------   --------
C. Thomas Thompson...................    12,000          --          --            --         --         --
James T. Holder......................    90,500         9.3%      $1.53       7/12/06    $87,080   $220,678
Michael T. Welch.....................    80,000         8.2        1.53       7/12/06     76,977    195,074
Albert J. DiMarco....................   100,000        10.2        1.53       7/12/06     96,221    243,843
Anthony L. Austin....................       -0-         -0-          --            --         --         --

---------------

(1) All options were granted pursuant to the 1991 Stock Option Plan, except for those granted to C. Thomas Thompson which were granted prior to the date Mr. Thompson became an employee of the Company. Mr. Thompson's options were granted pursuant to the Director Plan.
(2) The 5% and 10% assumed annual rates of stock price appreciation are provided in compliance with Regulation S-K under the Exchange Act. The Company does not necessarily believe that these appreciation calculations are indicative of actual future stock option values or that the price of the Common Stock will appreciate at such rates.

     Stock Option Exercises and Year End Option Values. No stock options were exercised by any of the Named Executive Officers during fiscal year ended December 30, 1996. The following table details the fiscal year-end value of unexercised options on an aggregated basis for all Named Executive Officers.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                               VALUE OF
                                                                              NUMBER OF       UNEXERCISED
                                                                             UNEXERCISED     IN-THE-MONEY
                                                                              OPTIONS AT      OPTIONS AT
                                                                              FY-END(#)      FY-END($)(1)
                                                                            --------------   -------------
                                      SHARES ACQUIRED ON   VALUE REALIZED    EXERCISABLE/    EXERCISABLE/
NAME                                     EXERCISE (#)           ($)         UNEXERCISABLE    UNEXERCISABLE
----                                  ------------------   --------------   --------------   -------------
C. Thomas Thompson..................          -0-                -0-          -0-/12,000       -0-/-0-
Albert J. DiMarco...................          -0-                -0-         300,000/-0-     $25,125/-0-
Anthony L. Austin...................          -0-                -0-             -0-             -0-
James T. Holder.....................          -0-                -0-        23,291/76,709     $5,685/-0-
Michael T. Welch....................          -0-                -0-        20,000/80,000     $5,625/-0-
David D. Miller.....................          -0-                -0-        43,062/56,938     $3,722/-0-

---------------

(1) Calculation of the value of unexercised in-the-money options is based upon unexercised options at fiscal year end which have an exercise price below $1.78125, the closing price of the Common Stock as reported on the NMS on December 30, 1997.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The information set forth herein briefly describes certain transactions between the Company and certain affiliated parties and/or certain of their relatives. Management of the Company believes that such transactions have been on terms no less favorable to the Company than those that could have been obtained from unaffiliated parties. Any such transactions since November 15, 1991 have been approved by a majority of the Company's disinterested Directors.

     Transactions in which Current Affiliated Parties May Have an Interest. On November 22, 1996, the Company entered into the Restated Credit Agreement with CKE, as agent of the various lenders named therein (the "Lenders"). The Lenders include CKE, Fidelity, C. Thomas Thompson, William P. Foley, II, Burt Sugarman and KCC Delaware Company ("KCC"), a wholly owned subsidiary of GIANT. Pursuant to the Restated Credit Agreement, the Company's primary debt aggregating approximately $35.8 million principal amount, which had been acquired by the Lenders on November 14, 1996, was restructured by, among other things, extending its maturity by one year to July 31, 1999, fixing the interest rate at 13.0% per annum, eliminating or relaxing certain covenants, delaying scheduled principal payments until May 19, 1997 and eliminating $6.0 million in restructuring fees and charges. In connection with the restructuring, the Company issued to the Lenders warrants to purchase an aggregate of 20 million shares of Common Stock at an exercise price of $0.75 per share, the approximate market price of the Common Stock on the day prior to the announcement of the acquisition of the Company's debt by the Lenders. The Lenders specified above received warrants in the following amounts: CKE, 7,350,428; Fidelity, 2,108,262; C. Thomas Thompson, 28,490; William P. Foley, II, 854,700; Burt Sugarman, 712,250; and KCC. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     On February 20, 1997, the Company received $20 million in consideration for issuing an aggregate of 8,771,929 shares of Common Stock for $1.14 per share and 87,719 shares of Preferred Stock for $114.00 per share in a private placement. The purchase price was based upon the closing price ($1.34) of the Common Stock on December 16, 1996, the day prior to the approval of the transaction by the Board of Directors, less a discount for the fact that such shares are not freely transferable for a one-year period. The purchasers in the private placement included: CKE (6,162,299 shares of Common Stock and 61,636 shares of Preferred Stock); Fidelity (438,596 shares of Common Stock and 4,385 shares of Preferred Stock); C. Thomas Thompson

(21,929 shares of Common Stock and 219 shares of Preferred Stock); Terry N. Christensen (21,929 shares of Common Stock and 219 shares of Preferred Stock); William P. Foley, II (219,298 shares of Common Stock and 2,192 shares of Preferred Stock); and Burt Sugarman (54,824 shares of Common Stock and 548 shares of Preferred Stock). The purchasers in the private placement also received certain piggyback and demand registration rights and agreed not to sell any shares of Common Stock received in the private placement in the open market for a one-year period. The Preferred Stock was converted into an aggregate of 9,382,414 shares of Common Stock on August 6, 1997, upon approval by the Company's stockholders of such conversion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, a law firm of which Terry N. Christensen is a partner (see "Management -- Directors and Executive Officers"), has performed legal services for the Company. Such services have related to compliance with securities laws and other business matters.

     Transactions in Which Former Affiliated Parties May Have an Interest. In January 1996, the Company entered into an Agreement for Lease with Option for Asset Purchase with George W. Cook, a Director of the Company until June 1996, in which the Company was granted certain rights for three years in and to a restaurant in Clearwater, Florida. Checkers (a) entered into a sublease for the real property and an equipment lease for the fixed assets at a combined monthly rental of $3,000, and (b) agreed to purchase the inventory located at the Restaurant.

     On December 5, 1995, Checkers of Asheville ("C of A"), a North Carolina corporation in which George W. Cook is the principal officer and shareholder, took possession of three under performing Company Restaurants pursuant to a verbal agreement, and entered into Unit Franchise Agreements which provided for waiver of the initial franchise fee but required the payment to the Company of the standard royalty fee. On January 1, 1996, C of A entered into leases for these Restaurants for a term of three years for the land, building and equipment at a monthly rental of: (i) 4% of gross sales during the first year, 6% of gross sales the second year, and a direct pass through of land rent during the third year; (ii) 1% of gross sales payable from and after the fourth month of the lease; and (iii) 3% of gross sales, respectively. Mr. Cook executed a continuing guaranty, which provides for the personal guaranty of all of the obligations of the franchisee under the franchise agreements. Pursuant to Options for Asset Purchase dated January 1, 1996, C of A was granted the option, for a period of three years, to purchase these Restaurants for the greater of (a) 50% of their sales for the prior year, or (b) $350,000 each.

     On July 17, 1995, C of A took possession of two under performing Company Restaurants pursuant to a verbal agreement and entered into franchise agreements which provided for waiver of the initial franchise fee but required the payment to the Company of a royalty fee of 1%, 2% and 3% during the first, second and third years, respectively, and 4% thereafter. On January 1, 1996, C of A entered into leases for these restaurants for a term of three years for (i) the building and equipment at a monthly rental of 1.5%, 3% and 4.5% of gross sales during the first, second and third years respectively, and (ii) the land at a monthly rental of 3% of gross sales for the first year and 4% of gross sales thereafter. Total sums received by the Company in fiscal year ended December 30, 1996 for these restaurant were: (a) $6,351 in royalty fees pursuant to the Unit Franchise Agreement, and (b) $17,500 in rent. Mr. Cook executed a continuing guaranty, which provides for the personal guaranty of all of the obligations of the franchisee under the franchise agreements. Pursuant to Options for Asset Purchase dated January 1, 1996, Checkers of Raleigh ("C of R"), a North Carolina corporation in which George W. Cook is the principal officer and shareholder, was granted the option, for a period of three years, to purchase these Restaurants for the greater of (a) 50% of their sales for the prior year, or (b) $350,000 each.

     Effective as of July 28, 1995, the Company, InnerCityFoods ("ICF"), a joint venture 75% owned by a subsidiary of the Company and 25% owned by La-Van Hawkins, who ceased being a director of the Company January 1996, InnerCityFoods Leasing Company and InnerCityFoods Joint Venture Company (collectively, the "Checkers Parties") and La-Van Hawkins Group, Inc. ("Hawkins Group"), Mr. Hawkins and La-Van Hawkins InnerCityFoods, LLC (collectively, the "Hawkins Parties"), entered into an Asset Purchase

Agreement (the "Hawkins Agreement") providing for the purchase of the interest of the Hawkins Parties in ICF, the sale by ICF of its three restaurants in Baltimore, Maryland to the Hawkins Parties, the grant of certain development rights to the Hawkins Parties, and the termination of all of the agreements between the Checkers Parties and the Hawkins Parties relating to the operation of ICF.

     The transactions contemplated by the Hawkins Agreement were consummated on August 15, 1995. On that date, the Company purchased all of the rights, title and interest of Hawkins Group in and to ICF. The component of the purchase price based upon the Net After Tax Earnings of ICF was zero, and the amounts owed by the Hawkins Parties to the Checkers Parties was in excess of the remaining $1,250,000 purchase price. Accordingly, there was no net purchase price payable to the Hawkins Parties by the Company for Hawkins Group's interest in ICF. The Checkers Parties also sold all of their respective rights, titles and interests in the three Baltimore Restaurants to the Hawkins Parties for a purchase price of $4,800,000. The purchase price was paid by the delivery of a promissory note in the amount of $4,982,355, which amount includes the purchase price for the three restaurants, the approximately $107,355 owed by the Hawkins Parties to the Checkers Parties in connection with the operation of ICF that was not offset by the $1,250,000 purchase price for Hawkins Group's interest in ICF, and an advance of $75,000 to the Hawkins Parties which was used primarily to pay closing costs related to the transaction. The note bears interest at a floating rate which is the lesser of 10.5% or .25% above the current borrowing rate of the Company under its primary credit facility. Interest only is payable for the first six months with principal and interest being payable thereafter based on a 15-year amortization rate with the final payment of principal and interest due on August 15, 2002. The note is secured by a pledge of all the assets sold. Royalty fees for the three restaurants are at standard rates provided that the Company will receive an additional royalty fee of 4% on all sales in excess of $1,800,000 per Restaurant.

     The Hawkins Parties were granted development rights for Restaurants in certain defined areas of Baltimore, Maryland, Washington, D.C., Bronx, New York, and Harlem, New York, as well as a right of first refusal for certain territories in California and Virginia. Franchise fees and royalty rates for all Restaurants developed under such development rights will be at standard rates provided that the Company will receive an additional royalty fee of 4% on all sales in excess of $1,800,000 per Restaurant.

     In February 1995, the Company entered into two separate Unit Franchise Agreements for the operation of two Restaurants in North Carolina, with GNB, Inc., a corporation owned by George W. Cook, Norma Cook and Michael Perez, his wife and her son, which agreements provided for payment to the Company of the standard royalty fee. The Restaurants were existing Restaurants purchased by Mr. Cook from the prior franchisee, and the agreements provide for the franchise fee to be waived. In connection with the transaction, Mr. Cook executed a continuing guaranty, which guaranty provides for the personal guaranty of Mr. Cook of all obligations of the franchisee under the franchise agreement. Total royalty fees received by the Company in fiscal years ended January 1, 1996 and December 30, 1996 pursuant these agreements were $37,295 and 47,965, respectively.

     The Company incurred approximately $105,000 and $334,000, respectively, of expenses for services provided by the law firm of MacFarlane Ausley Ferguson & McMullen in 1995 and 1994, respectively. The firm continues to provide legal services to the Company. Harry S. Cline, a Director of the Company from 1991 until June 1996, is a partner in the firm.

     In July 1993, the Company entered into an Area Development Agreement with New Iberia Drive-In, Inc. ("New Iberia"), a corporation in which the cousin of Herbert G. Brown, a Director of the Company until April 1996, was the sole shareholder. The agreement was transferred in November 1993 from New Iberia to Walker-LA Louisiana Partnership, a Louisiana general partnership in which that cousin and Mr. Brown's son-in-law each hold a 50% ownership interest. The agreement provides for the payment to the Company of the standard development fee, a standard franchise fee per Restaurant and payment of standard royalty fees. Six Unit Franchise Agreements have been granted pursuant to the agreement in the names of various entities in which the cousin and son-in-law each hold a 50% ownership interest. Total royalty fees received by the Company in fiscal years ended January 1, 1996 and December 30, 1996 pursuant to these Unit Franchises Agreements were $193,582 and $187,165, respectively.

     In December 1993, the Company sold one of its restaurants in Ft. Lauderdale, Florida, to Dania-Auger, Inc., a Florida corporation in which the father-in-law of Jared D. Brown, formerly a beneficial owner of more than 5% of the Common Stock and a Director of the Company until June 1996, is the principal officer and stockholder. The sales price was $905,000 and the Company received $705,000 in cash and a promissory note for $200,000. A gain of approximately $470,000 was recognized by the Company. The term of the promissory note was for two years bearing interest at prime plus 2% with interest only payments due quarterly and one balloon principal payment due on or before December 31, 1995. Dania-Auger is currently negotiating for the sale of the Restaurant to another franchisee. The Company agreed to extend the term of the note to the earlier of May 31, 1996 or the date the Restaurant is sold. The note, which remains outstanding, is secured by property in Broward County, Florida. Total royalty fees received by the Company in fiscal years ended January 1, 1996 and December 30, 1996 pursuant to the Unit Franchise Agreement for the Restaurant were $31,378 and $24,652, respectively.

     In January 1992, the Company entered into a Unit Franchise Agreement for the operation of a single Restaurant in the Clearwater, Florida area with George
W. Cook, Norma Cook and Michael Perez, his wife and her son, which agreement provided for payment to the Company of a standard $25,000 franchise fee and a standard royalty fee of 4% of sales. In connection with the transaction, Mr. Cook and Mr. Perez executed a continuing guaranty, which guaranty provides for the personal guaranty of each of the individuals of all obligations of the franchisee under the franchise agreement. Total sums received in royalty fees by the Company in fiscal years ended January 1, 1996 and December 30, 1996 pursuant to the Unit Franchise Agreement were $37,461 and $23,674, respectively.

     In September 1991, the Company entered into a Unit Franchise Agreement for the operation of a single Restaurant in Dania, Florida, with Dania-Auger, Inc., a Florida corporation in which Paul Auger, the father-in-law of Jared D. Brown, is the principal officer and stockholder. The Unit Franchise Agreement provided for payment to the Company of a standard $25,000 franchise fee and a standard royalty fee of 4% of sales. In connection with the transaction, Mr. Auger and his wife, Donna Auger, executed a continuing guaranty, which guaranty provides for the personal guaranty of both of the individuals of all obligations of the franchisee under the franchise agreement. Total sums received in royalty fees by the Company in fiscal years ended January 1, 1996 and December 30, 1996 pursuant to the unit franchise agreement were $31,286 and $26,584, respectively.

     In March 1990, a general partnership was formed between the Company (50% interest) and GNC Investments, Inc. (50% interest), a Florida corporation ("GNC") in which George W. Cook is the principal officer and stockholder, for the purpose of owning and operating a joint venture Restaurant in Clearwater, Florida. The term of the partnership agreement was for 30 years unless sooner terminated by the affirmative vote of a majority of the partners. The Company was required to operate the Restaurant and was entitled to receive a royalty fee of 2% of sales. In the event of the death of George W. Cook, the partnership was required to pay the Company a management fee of 2.5% and a royalty fee of 4%, respectively, of sales. On December 31, 1993, the Company sold its 50% partnership interest to GNC for $422,000 and recognized a gain of $200,218. GNC assumed all liabilities of the Company for any partnership obligations, and entered into a standard form Unit Franchise Agreement with the Company. A Management Agreement was signed on December 31, 1993, between the Company and GNC whereby the Company agreed to manage the operations of the Restaurant until the earlier of such date that GNC has hired a management team for such Restaurant or April 30, 1994. GNC reimbursed the Company for all of its out-of-pocket expenses in managing and operating the Restaurant during such period. On January 1, 1996, the Company leased the Restaurant and subleased the real property from GNC for a combined monthly rental of $3,000. Total sums received by the Company in fiscal years ended January 1, 1996 and December 30, 1996 pursuant to the unit franchise agreement were $14,082 and $2,285 in royalty fees, respectively.

     In May 1989 and March 1990, the Company entered into joint ventures (50% interest) and a Florida corporation (50% interest) owned 100% and equally by Donna M. Brown-McMullen and her husband Thomas W. McMullen. The joint ventures own and operate Restaurants in Clearwater, Florida. The term of each agreement is for 30 years unless sooner terminated by the affirmative vote of a majority of the partners. The Company is required to operate the Restaurants and is entitled to receive royalty fees of 2% and 4% and a management fee of 2.5% and 0% of sales, respectively. The partnership agreement contains certain restrictions on transfer of partnership interests and rights of first refusal in favor of each of the partners. Total fees received by the Company from the partnership in fiscal years ended January 1, 1996 and December 30, 1996 were $102,835 and $43,882, respectively. Donna M. Brown-McMullen is the daughter of Herbert G. Brown.

          PRINCIPAL STOCKHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth, as of October 1, 1997, information as to:
(a) the beneficial ownership of the Company's Common Stock and Preferred Stock by (i) each person serving the Company as a Director on such date and each nominee for Director, (ii) each person who qualifies as a "named executive officer" as defined in Item 402(a)(3) of Regulation S-K under the Exchange Act, and (iii) all of the Directors and executive officers of the Company as a group; and (b) the beneficial ownership of the Company's Common Stock by each person known to the Company as having beneficial ownership of more than 5% of the Company's Common Stock.

                                                                    COMMON STOCK
                                                              -------------------------
                                                              NUMBER OF      PERCENT OF
NAME                                                          SHARES(1)       CLASS(2)
----                                                          ----------     ----------
C. Thomas Thompson..........................................     236,243(3)        *
James T. Holder.............................................     123,291(4)        *
Michael T. Welch............................................      23,333(4)        *
Albert J. DiMarco...........................................     300,000(4)        *
Anthony L. Austin...........................................         -0-          --
Terry N. Christensen........................................     357,753(5)        *
Frederick E. Fisher.........................................       5,800(4)        *
William P. Foley, II........................................   1,610,254(6)      2.3%
Clarence V. McKee...........................................       3,400           *
Burt Sugarman...............................................   1,125,689(7)      1.6%
Jean Giles Wittner..........................................         -0-          --
All Directors and executive officers as a group (13
  persons)..................................................   4,829,816(8)      6.5%
NAME AND ADDRESS OF 5% BENEFICIAL OWNER
-------------------------------------

CKE Restaurants, Inc........................................  20,105,313(9)     26.0%
  1700 N. Harbor Blvd.
  Anaheim, California 92801

---------------

  * Less than 1%
 (1) Based upon information furnished to the Company by the named persons and information contained in filings with the Commission. Under the rules of the Commission, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or which the person has the right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the named persons have sole voting and investment power with respect to their respective shares. Excludes shares of Common Stock which will be received upon conversion of the Preferred Stock if such conversion is approved by the Company's stockholders.
 (2) Based on 69,919,903 shares of Common Stock outstanding as of October 1, 1997. Shares of Common Stock subject to options or warrants exercisable within 60 days are deemed outstanding for computing the percentage of class of the persons holding such options or warrants but are not deemed outstanding for computing the percentage of class for any other person.
 (3) Includes 162,400 shares subject to options and 28,490 shares subject to warrants exercisable on or prior to December 1, 1997.
 (4) Shares subject to stock options exercisable on or prior to December 1, 1997.
 (5) Includes 302,400 shares subject to options exercisable on or prior to December 1, 1997.
 (6) Includes 854,700 Shares subject to warrants and 302,400 shares subject to options exercisable prior to December 1, 1997; but excludes 1,680,616 shares held by Fidelity and 2,108,262 shares subject to exercisable warrants held by Fidelity and 12,754,885 shares held by CKE and 7,350,423 shares subject to warrants exercisable prior to December 1, 1997 held by CKE, all as to which Mr. Foley disclaims beneficial ownership. Mr. Foley is the Chairman of the Board and Chief Executive Officer of Fidelity and CKE, and he owns 20.3% of the outstanding common stock of Fidelity. A limited partnership whose general partner is controlled by Mr. Foley owns 15.8% of the outstanding common stock of CKE, and Fidelity owns 2.2% of the outstanding common stock of CKE. Mr. Foley may be deemed to be a controlling person of CKE and Fidelity.
 (7) Includes 712,251 shares subject to warrants and 300,000 shares subject to options exercisable on or prior to December 1, 1997. Excludes 272,230 shares and 27,169 shares held by Mr. Sugarman's spouse and by his son, respectively, and 200,000 shares held by GIANT, of which Mr. Sugarman is Chairman of the Board, President and Chief Executive Officer, as to which Mr. Sugarman disclaims beneficial ownership.
 (8) Includes 579,728 shares subject to stock options exercisable on or prior to December 1, 1997, for other executive officers not listed above.
 (9) Includes 7,350,428 shares subject to warrants exercisable on or prior to December 1, 1997.

     On September 21, 1997, CKE, Fidelity, GIANT and Rally's entered into a letter of intent whereby it is anticipated that Rally's would acquire all shares of the Company's Common Stock held of record on September 19, 1997 by CKE, Fidelity, GIANT and certain related persons. The acquisition is subject to a number of conditions, including negotiations and execution of a definitive agreement, receipt by Rally's of a fairness opinion, receipt of any required approvals and expiration of any required waiting periods. Upon consummation of the acquisition, Rally's would own a minimum of approximately 24% of the Company's outstanding Common Stock. CKE, Fidelity and GIANT would continue to hold warrants to purchase an aggregate of approximately 12.3 million shares of the Company's Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of (i) 150,000,000 shares of common stock, $.001 par value per share (the "Common Stock"), and (ii) 2,000,000 shares of preferred stock, $.001 par value per share. The Company has had, and may in the future have from time to time, discussions with franchisees and others concerning the possible acquisition of Restaurants using Common Stock as consideration. The Company has entered into agreements with the holders of other subordinated promissory notes of the Company, pursuant to which the Company will issue Common Stock in payment of all outstanding principal due under the notes. See "Risk Factors -- Proposed Acquisition of Certain Notes" and "Risk Factors -- Shares Eligible for Future Issuance and Sale" and "The Transaction."

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the prior rights of the holders of preferred stock, holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor, and to share ratably in the assets of the Company legally available for distribution to the stockholders in the event of liquidation or dissolution. The Common Stock has no preemptive rights and no subscription or redemption privileges. The Common Stock does not have cumulative voting rights, which means the holder or holders of more than half the shares voting for the election of Directors can elect all the Directors then being elected. All the outstanding shares of Common Stock are, and the shares to be issued in the Transaction when issued will be, fully paid and not liable for further call or assessment.

PREFERRED STOCK

     The Company is authorized to issue 2,000,000 shares of preferred stock. The preferred stock may be issued from time to time in one or more series, and the Board of Directors is authorized to fix the dividend rights, dividend rates, any conversion or exchange rights, any voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, the liquidation preferences and any other rights, preferences, privileges and restrictions of any series of preferred stock and the number of shares constituting such series and the designation thereof. The Company has no present plans to issue any shares of preferred stock. Depending upon the rights of such preferred stock, the issuance of preferred stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult or resulting in restrictions upon payment of dividends and other distributions to the holders of Common Stock.

DIRECTORS' LIABILITY

     As authorized by the Delaware General Corporation Law ("DGCL"), the Restated Certificate limits the liability of Directors to the Company for monetary damages. The effect of this provision in the Restated Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a Director for breach of fiduciary duty as a Director (including breaches resulting from negligent behavior) except in certain limited situations. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a Director's fiduciary duty. These provisions will not alter the liability of Directors under federal securities laws.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to the provisions of Section 203 of the DGCL. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an "Interested Stockholder" for a period of three years from the date that such person became an Interested Stockholder unless: (a) the transaction resulting in a person's becoming an Interested Stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an Interested Stockholder, (b) the Interested Stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an Interested Stockholder (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans) or (c) on or after the date the person becomes an Interested Stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the Interested Stockholder. An "Interested Stockholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Stockholder.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

     Certain provisions of the Restated Certificate and the By-laws of the Company (the "By-laws") could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of Directors and to discourage certain types of transactions, described below, which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights. The Board of Directors believes that, as a general rule, such takeover proposals would not be in the best interests of the Company and its stockholders.

RESTATED CERTIFICATE OF INCORPORATION

     Classified Board of Directors. The Company's Restated Certificate of Incorporation, as amended (the "Restated Certificate"), provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year.

     The Board of Directors believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and the business strategies and policies of the Company as determined by the Board of Directors, because the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board will be enhanced by staggered three-year terms.

     The classified board provisions could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, the classified board provision could delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board for two years, unless they can show cause and obtain the requisite vote. See "Number of Directors; Removal" below.

     Special Meetings of the Stockholders. The Restated Certificate prohibits the taking of stockholder action by written consent without written consent without a meeting. The Restated Certificate provides that special meetings of stockholders of the Company may be called only by the Chairman, the President or by a majority of the members of the Board of Directors. Furthermore, if a proposal requiring stockholder action is made by or on behalf of an Interested Stockholder or a Director affiliated with an Interested Stockholder or where an Interested Stockholder otherwise seeks action requiring stockholder approval, the affirmative vote of a majority of the Continuing Directors (Directors who are not affiliates or associates of an Interested Stockholder and were Directors before such person became an Interested Stockholder and any successor of a Continuing Director who was approved by a majority of the Continuing Directors) will also be required to call a special meeting of stockholders. This provision will make it more difficult for stockholders to take action opposed by the Board of Directors. The term "Interested Stockholder" generally means any person (other than a stockholder who was a stockholder prior to August 27, 1991) who is a beneficial owner of or has announced a plan to acquire 10% or more of the outstanding shares of capital stock entitled to vote on matters generally submitted to stockholders ("Voting Stock") and an Affiliate or Associate (other than a stockholder who was a stockholder prior to August 27,1991) which, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the outstanding Voting Stock.

     Special Voting Requirements for Certain Transactions. The Restated Certificate provides that (i) any merger or consolidation of the Company or any subsidiary with (a) any Interested Stockholder or (b) any other corporation which is, or after such merger or consolidation would be, and affiliate or associate of an Interested Stockholder, (ii) if any sale, lease or other disposition to or with or on behalf of any Interested Stockholder or any affiliate or associate of any Interested Stockholder of 5% of the book value of the total assets of the Company or 5% of stockholders' equity, (iii) certain liquidations or dissolutions of the Company and any proposal to amend the Restated Certificate made on behalf of an Interested Stockholder or any affiliate or associate of an Interested Stockholder or (iv) certain reclassifications and recapitalizations or other transactions that have the effect of increasing an Interested Stockholder's proportionate share of the Company's capital stock (collectively "Business Combinations") require, subject to certain exceptions, the affirmative vote of the holders of at least 80% of the outstanding Voting Stock other than the Voting Stock of which an Interested Stockholder is the beneficial owner.

     The above requirements generally do not apply to a Business Combination approved by a disinterested majority of the Continuing Directors if certain other requirements are met. Such other requirements are designed to provide an incentive to an Interested Stockholder to treat the stockholders within a class equally, to discourage discriminatory two-tiered transactions and to encourage an Interested Stockholder to furnish timely information regarding such Business Combination.

     Amendment of Certain Provisions of the Restated Certificate. The Restated Certificate generally requires the affirmative vote of the holders of at least 80% of the outstanding Voting Stock in order to amend its provisions, including any provisions concerning (i) the classified board, (ii) the amendment of the By-laws, (iii) any proposed compromise or arrangement between the Company and its creditors, (iv) the authority of the stockholders to act by written consent,
(v) the liability of Directors, (vi) certain business combinations and (vii) the required vote to amend the Restated Certificate. These voting requirements will make it more difficult for stockholders to make changes in the Restated Certificate which would be designed to facilitate the exercise of control over the Company. In addition, the requirement for approval by at least an 80% stockholder vote will enable the holders of a minority of the voting securities of the Company to prevent the holders of a majority or more of such securities from amending such provisions of the Restated Certificate.

     Number of Directors; Removal. The Restated Certificate provides that the Board of Directors will consist of between five and fifteen members, the exact number to be fixed from time to time by resolution adopted by a majority of the Directors then in office. The Company currently has seven directors and no vacancies. Subject to the rights of the holders of any series of Preferred Stock then outstanding, the Restated Certificate provides that Directors of the Company may be removed only for cause and only by the affirmative vote of holders of a majority of the outstanding shares of Voting Stock. Additionally, if the proposal to remove a Director is made by or on behalf of an Interested Stockholder, removal will also require the affirmative vote of holders of a majority of Disinterested Shares (shares of Voting Stock held by stockholders other than any Interested Stockholder by or for whom a proposal to remove a Director is made). These provisions will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filing the vacancies created by such removal with its own nominees.

BY-LAWS

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The By-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as Director as well as for other stockholder proposals to be considered at stockholders' meetings.

     Notice of stockholder proposals and Director nominations must be timely given in writing to the Secretary of the Company prior to the meeting at which the matters are to be acted upon or the Directors are to be elected. To be timely, notice must be received at the principal executive offices of the Company (a) in the case of an annual meeting, not less than 60 nor more than 90 days prior to the meeting of stockholders; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or make to the stockholders, notice by the stockholder in order be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of stockholders called for the purpose of electing Directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

     A stockholders' notice to the Secretary (a) with respect to a stockholder proposal, shall set forth as to each matter the stockholder proposes to bring before the meeting, (ii) the reasons for conducting such business at the meeting, (iii) the name and record address of the stockholder proposing such business; (iv) the class or series and number of shares of the Company which are owned beneficially or of record by such stockholder, (v) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (vi) a representation that such stockholder intends to appear in person or by prosy at the annual meeting to bring such business before the meeting; and (b) with respect to a Director nomination, shall set forth (i) certain information about the nominee, (ii) the consent of the nominee to serve as a Director if elected, (iii) the name and record address of the nominating stockholder, (iv) the class or series and number of shares of the Company which are beneficially owned by such stockholder, (v) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person pursuant to which the nominations are to be made, (vi) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named and (vii) certain other information.

     The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about those matters.

     Amendment to By-law Provisions. The Restated Certificate provides that the By-laws are subject to adoption, amendment, repeal or rescission either by (a) a majority of the authorized number of Directors and, if one or more Interested Stockholder exists, by a majority of the Directors who are Continuing Directors or (b) the affirmative vote of the holders of not less than 80% of the outstanding shares of Voting Stock and, if such adoption, amendment, or repeal or rescission is proposed by or on behalf of an Interested Stockholder or a Director affiliated with and Interested Stockholder, by a majority of the Disinterested Shares. These provisions will make it more difficult for stockholders to make changes in the By-laws. The 80% vote will allow the holders of a minority of the voting securities to prevent the holders of a majority or more of voting securities from amending the By-laws.

TRANSFER AGENT AND REGISTRAR

     Chase Mellon Shareholder Services, L.L.C., Ridgefield Park, New Jersey, is the Transfer Agent and Registrar for the Common Stock.

                                 LEGAL MATTERS

     Certain legal matters in connection with the issuance of the shares of Common Stock offered hereby are being passed upon for the Company by James T. Holder, Esq., Senior Vice President, General Counsel and Secretary of the Company.

                                    EXPERTS

     The consolidated financial statements and schedules of Checkers Drive-In Restaurants, Inc. and subsidiaries as of December 30, 1996 and January 1, 1996 and for each of the years in the three-year period ended December 30, 1996, included herein and elsewhere in the Registration Statement, have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, given on the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets -- December 30, 1996 and January
  1, 1996...................................................  F-3
Consolidated Statements of Operations -- Years ended
  December 30, 1996, January 1, 1996 and January 2, 1995....  F-4
Consolidated Statements of Stockholders' Equity -- Years
  ended December 30, 1996, January 1, 1996 and January 2,
  1995......................................................  F-5
Consolidated Statements of Cash Flows -- Years ended
  December 30, 1996, January 1, 1996 and January 2, 1995....  F-6
Notes to Consolidated Financial Statements -- Years ended
  December 30, 1996, January 1, 1996 and January 2, 1995....  F-8
Schedule VIII -- Valuation Accounts.........................  F-31
Condensed Consolidated Balance Sheets -- September 8, 1997
  (Unaudited) and December 30, 1996.........................  F-32
Condensed Consolidated Statements of Operations -- Quarters
  ended September 8, 1999 and September 9, 1996 and Three
  Quarters ended September 8, 1997 and September 9, 1996....  F-33
Condensed Consolidated Statements of Cash Flows -- Three
  Quarters ended September 8, 1997 and September 9, 1996....  F-34
Notes to Condensed Consolidated Financial Statements........  F-36

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Checkers Drive-In Restaurants, Inc. and Subsidiaries:

     We have audited the consolidated financial statements of Checkers Drive-In Restaurants, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in Item 14. These consolidated financial statements and financial statement schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above presently fairly, in all material respects, the financial position of Checkers Drive-In Restaurants, Inc. and subsidiaries as of December 30, 1996 and January 1, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 30, 1996, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG Peat Marwick LLP

Tampa, Florida
March 3, 1997

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 30,    JANUARY 1,
                                                                  1996           1996
                                                              ------------   ------------
                                         ASSETS
CURRENT ASSETS:
Cash and cash equivalents
  Restricted................................................  $  1,505,000   $    687,500
  Unrestricted..............................................     1,551,493      2,676,296
Accounts receivable.........................................     1,544,137      1,942,544
Notes receivable............................................       214,063      2,885,962
Inventory...................................................     2,260,945      3,161,996
Property and equipment held for resale......................     7,607,879      4,338,964
Income taxes receivable.....................................     3,514,188      3,272,594
Deferred loan costs -- (note 1).............................     2,451,551             --
Prepaid expenses and other current assets...................       305,721      1,368,532
                                                              ------------   ------------
         Total Current Assets...............................    20,954,977     20,334,388
Property and equipment, at cost, net of accumulated
  depreciation and amortization (note 2)....................    98,188,550    119,949,100
Note receivable from related party (note 6).................            --      5,182,355
Goodwill and non-compete agreements, net of accumulated
  amortization of $4,186,132 in 1996 and $3,211,665 in 1995
  (note 6)..................................................    12,283,789     17,019,078
Deferred income taxes (note 4)..............................            --      3,358,000
Deferred loan costs -- less current portion (note 1)........     3,899,820             --
Deposits and other noncurrent assets........................       782,694        975,996
                                                              ------------   ------------
                                                              $136,109,830   $166,818,917
                                                              ============   ============
                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term debt (note 3)....................................  $  2,500,000   $  1,000,000
Current installments of long term debt (note 3).............     9,589,233     13,170,619
Accounts payable............................................    15,142,249     10,536,745
Accrued wages, salaries, and benefits.......................     2,527,993      2,637,830
Reserve for restructuring, Restaurant relocations and
  abandoned sites (note 8)..................................     3,799,770      2,290,223
Accrued liabilities.........................................    13,784,309     13,652,230
Deferred franchise fee income...............................       336,919        300,000
                                                              ------------   ------------
         Total current liabilities..........................    47,680,473     43,587,647
Long-term debt, less current installments (note 3)..........    39,905,987     38,090,278
Deferred franchise fee income...............................       465,500        763,000
Minority interests in joint ventures........................     1,454,672        549,255
Other noncurrent liabilities................................     6,262,813      3,852,729
                                                              ------------   ------------
         Total liabilities..................................    95,769,445     86,842,909
                                                              ------------   ------------
STOCKHOLDERS' EQUITY (NOTE 7):
Preferred stock, $.001 par value, Authorized 2,000,000
  shares, no shares outstanding.............................            --             --
Common stock, $.001 par value, authorized 100,000,000
  shares, 51,768,480 issued and outstanding at December 30,
  1996 and 51,528,480 at January 1, 1996....................        51,768         51,528
Additional paid-in capital..................................    90,339,098     90,029,213
Warrants (notes 7 and 10)...................................     9,463,132      3,000,000
Retained (deficit) earnings.................................   (59,113,613)   (12,704,733)
                                                              ------------   ------------
                                                                40,740,385     80,376,008
Less treasury stock, at cost, 578,904 shares................       400,000        400,000
                                                              ------------   ------------
Net stockholders' equity....................................    40,340,385     79,976,008
                                                              ------------   ------------
Commitments and related party transactions (notes 5 and
  9)........................................................  $136,109,830   $166,818,917
                                                              ============   ============

          See accompanying notes to consolidated financial statements.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
       YEARS ENDED DECEMBER 30, 1996, JANUARY 1, 1996 AND JANUARY 2, 1995

                                                                   FISCAL YEARS ENDED
                                                       ------------------------------------------
                                                       DECEMBER 30,    JANUARY 1,     JANUARY 2,
                                                           1996           1996           1995
                                                       ------------   ------------   ------------
REVENUES:
  Net Restaurant sales...............................  $155,392,311   $178,744,335   $194,921,500
  Royalties..........................................     7,436,720      7,606,060      6,917,688
  Franchise fees.....................................       929,662        960,769      1,876,750
  Modular restaurant packages........................     1,201,624      2,994,285     11,398,642
                                                       ------------   ------------   ------------
          Total revenues.............................   164,960,317    190,305,449    215,114,580
                                                       ------------   ------------   ------------
COSTS AND EXPENSES:
  Restaurant food and paper costs....................    54,706,940     63,726,528     69,171,769
  Restaurant labor costs.............................    57,301,817     58,245,114     58,771,755
  Restaurant occupancy expenses......................    12,926,386     11,562,191      9,743,089
  Restaurant depreciation and amortization...........     8,847,663     10,649,982     12,334,119
  Advertising expense................................     7,420,414      8,086,874      7,932,986
  Other restaurant operating expenses................    15,345,252     15,565,453     15,133,639
  Cost of modular restaurant package revenues........     1,703,623      4,853,502     10,484,926
  Other Deprecation and amortization.................     4,325,517      4,044,290      2,796,088
  Selling general and administrative expenses........    20,689,965     24,215,251     21,875,325
  Impairment of long-lived assets (notes 1 and 8)....    14,781,745     18,935,190             --
  Losses on assets to be disposed of (note 8)........     7,131,639      3,192,000      9,140,000
  Loss Provisions (note 8)...........................     1,991,295      4,445,000      5,631,000
                                                       ------------   ------------   ------------
          Total cost and expenses....................   207,172,256    227,521,375    223,014,696
                                                       ------------   ------------   ------------
          Operating loss.............................   (42,211,939)   (37,215,926)    (7,900,116)
                                                       ------------   ------------   ------------
Other income (expense)
     Interest income.................................       677,995        674,119        325,614
     Interest expense................................    (6,232,761)    (5,724,242)    (3,564,454)
                                                       ------------   ------------   ------------
  Loss before minority interest, and income tax
     expense (benefit)...............................   (47,766,705)   (42,266,049)   (11,138,956)
  Minority interest in (losses) earnings.............    (1,508,825)      (191,575)       185,298
                                                       ------------   ------------   ------------
  Loss before income tax expense (benefit)...........   (46,257,880)   (42,074,474)   (11,324,254)
  Income tax expense (benefit) (note 4)..............       151,000     (8,855,000)    (4,573,000)
                                                       ------------   ------------   ------------
Net Loss.............................................  $(46,408,880)  $(33,219,474)  $ (6,751,254)
                                                       ============   ============   ============
Net loss per common share............................  $       (.90)  $       (.65)  $       (.14)
                                                       ============   ============   ============
Weighted average number of common shares
  outstanding........................................    51,698,480     50,903,238     49,464,023
                                                       ============   ============   ============

          See accompanying notes to consolidated financial statements.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
       YEARS ENDED DECEMBER 30, 1996, JANUARY 1, 1996 AND JANUARY 2, 1995

                                             ADDITIONAL                                                NET
                                   COMMON      PAID-IN                    RETAINED     TREASURY    STOCKHOLDERS
                                    STOCK      CAPITAL      WARRANTS      EARNINGS       STOCK        EQUITY
                                   -------   -----------   ----------   ------------   ---------   ------------
Balance at, December 31, 1993.... $48,641    $83,356,420   $       --   $ 27,265,995   $(400,000)  $110,271,056
Issuance of 884,208 shares of
  common stock at $5.77 to $6.28
  per share to acquire
  Restaurants....................     884      5,427,998           --             --          --      5,428,882
Issuance of 664,045 shares of
  common stock as consideration
  for Restaurant acquisitions
  (note 6).......................     664        237,238           --             --          --        237,902
Net loss.........................      --             --           --     (6,751,254)         --     (6,751,254)
                                   -------   -----------   ----------   ------------   ---------   ------------
Balance at, January 2, 1995......  50,189     89,021,656            0     20,514,741    (400,000)   109,186,586
Issuance of 178,273 shares of
  common stock at $2.24 per share
  to acquire territory rights....     178        399,822           --             --          --        400,000
Issuance of 118,740 shares of
  common stock at $2.20 per share
  to acquire a promotional
  apparel company................     119        260,590           --             --          --        260,709
Issuance of 126,375 shares of
  common stock at $2.19 per share
  to acquire a Restaurant........     126        276,347           --             --          --        276,473
Issuance of 907,745 shares of
  common stock as consideration
  for Restaurant acquisition
  (note 6).......................     908         54,806           --             --          --         55,714
Issuance of 8,377 shares of
  common stock at $1.91 per share
  to pay consulting fees.........       8         15,992           --             --          --         16,000
Warrants issued in settlement of
  litigation.....................      --             --    3,000,000             --          --      3,000,000
Net Loss.........................      --             --           --    (33,219,474)         --    (33,219,474)
                                   -------   -----------   ----------   ------------   ---------   ------------
Balance at, January 1 1996.......  51,528     90,029,213    3,000,000    (12,704,733)   (400,000)    79,976,008
Issuance of 200,000 shares of
  common stock at $1.14 as
  payment on long-term debt......     200        221,925           --             --          --        222,125
Issuance of 40,000 shares of
  common stock at $1.19 per share
  to consulting fees.............      40         47,460           --             --          --         47,500
Warrants issued to investor
  group..........................      --             --    6,463,132             --          --      6,463,132
Employee stock options vested
  upon severance.................      --         40,500           --             --          --         40,500
Net loss.........................      --             --           --    (46,408,880)         --    (46,408,880)
                                   -------   -----------   ----------   ------------   ---------   ------------
Balance at, December 30, 1996.... $51,768    $90,339,098   $9,463,132   $(59,113,613)  $(400,000)  $ 40,340,385
                                   =======   ===========   ==========   ============   =========   ============

          See accompanying notes to consolidated financial statements.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
       YEARS ENDED DECEMBER 30, 1996, JANUARY 1, 1996 AND JANUARY 2, 1995

                                                                   FISCAL YEAR ENDED
                                                       ------------------------------------------
                                                       DECEMBER 30,    JANUARY 1,     JANUARY 2,
                                                           1996           1996           1995
                                                       ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Earnings (Loss)................................  $(46,408,880)  $(33,219,474)  $ (6,751,254)
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Deprecation and amortization....................    13,173,180     14,694,273     15,130,208
     Impairment of long-lived assets.................    15,281,745     18,935,190             --
     Provision for losses on assets to be disposed
       of............................................     7,131,639      3,192,000      9,140,000
     Provision for bad debt..........................     1,310,818      2,261,196        846,521
     Deferred loan cost amortization.................     1,300,081             --             --
     Loss Provisions.................................     1,991,295      3,800,000      4,669,847
     (Gain) loss on sale of property & equipment.....       (74,580)       125,816         68,375
     Minority interests in (losses) earnings.........    (1,508,825)      (191,575)       185,298
     Other...........................................            --             --        237,902
  Change in assets and liabilities:
     Increase in receivables.........................      (474,386)    (1,125,719)      (592,568)
     Decrease in notes receivables...................     3,011,825             --             --
     Decrease (Increase) in inventory................       370,590       (588,445)      (524,328)
     (Increase) Decrease in costs and earnings in
       excess of billings on uncompleted contracts...       (24,793)     1,041,847         70,872
     Increase in income tax receivable...............      (241,594)    (1,712,595)      (423,671)
     Decrease (Increase) in deferred income tax
       assets........................................     3,358,000     (3,358,000)            --
     (Increase) decrease in prepaid expenses.........       (89,972)       447,445     (4,477,970)
     Increase in deposits and other noncurrent
       assets........................................      (309,088)      (103,203)    (1,248,738)
     Increase (decrease) in accounts payable.........     4,272,963     (2,810,879)    (3,339,470)
     Increase in accrued liabilities.................     2,526,157      4,457,293      3,483,562
     (Decrease) increase in deferred income..........      (260,581)       205,500       (448,000)
     Decrease in deferred income taxes liabilities...            --     (2,540,000)    (3,701,000)
                                                       ------------   ------------   ------------
          Net cash provided by operating
            activities...............................     4,335,594      3,510,670     12,325,586
                                                       ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...............................    (4,240,449)    (2,876,491)   (34,763,515)
  Proceeds from sale of assets.......................     1,812,625      5,502,347     15,372,000
  Increase in goodwill and noncompete agreements.....        (3,875)            --       (156,206)
  Acquisitions of companies, net cash paid...........      (200,000)       (64,389)    (1,085,054)
                                                       ------------   ------------   ------------
          Net cash provided by (used in) investing
            activities...............................  $ (2,631,699)  $  2,561,467   $(20,632,775)
                                                       ============   ============   ============

          See accompanying notes to consolidated financial statements.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)

                                                                     FISCAL YEAR ENDED
                                                         -----------------------------------------
                                                         DECEMBER 30,    JANUARY 1,    JANUARY 2,
                                                             1996           1996          1995
                                                         ------------   ------------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of short-term debt-net........  $ 1,500,000    $  1,000,000   $        --
  Proceeds from issuance of long-term debt.............           --       4,183,195            --
  Borrowing on notes note payable to banks.............           --              --    18,000,000
  Repayments on notes payable to banks.................           --              --    (7,250,000)
  Principal payments on long-term debt.................   (3,584,309)    (11,239,365)   (2,097,525)
  Proceeds from investment by minority interest........      285,000              --            --
  Distributions to minority interest...................     (211,889)       (163,696)     (273,240)
                                                         -----------    ------------   -----------
          Net cash provided by (used in) financing
            activities.................................   (2,011,198)     (6,219,866)    8,379,235
                                                         -----------    ------------   -----------
          Net increase (decrease) in cash..............     (307,303)       (147,729)       72,046
CASH AT BEGINNING OF PERIOD............................    3,363,796       3,511,525     3,439,479
                                                         -----------    ------------   -----------
CASH AT END OF PERIOD..................................    3,056,493       3,363,796     3,511,525
                                                         ===========    ============   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Interest paid........................................    5,842,109       5,065,292     3,662,963
  Income taxes paid....................................           --         182,121       242,000
  Note received on sale of assets......................           --       4,982,355            --
  Capital lease obligations incurred...................      225,000       5,000,000       887,048
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  Acquisitions of companies:
     Fair value of assets acquired.....................    9,902,452       3,045,758    12,637,201
     Receivables forgiven..............................   (5,429,459)             --            --
     Reversal of deferred gain.........................    1,421,517              --            --
     Liabilities assumed...............................   (5,694,510)     (1,988,476)   (6,123,265)
     Stock issued......................................           --        (992,893)   (5,428,882)
                                                         -----------    ------------   -----------
          Total cash paid for the net assets
            acquired...................................      200,000          64,389     1,085,054
                                                         ===========    ============   ===========
  Stock issued for repayment of debt...................      228,125              --            --
                                                         ===========    ============   ===========
  Stock issued for payment of consulting fees..........  $    47,500    $         --   $        --
                                                         ===========    ============   ===========

          See accompanying notes to consolidated financial statements.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 30, 1996, JANUARY 1, 1996, AND JANUARY 2, 1995

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) PURPOSE AND ORGANIZATION. The principal business of Checkers Drive-In Restaurants, Inc. (the "Company") is the operation and franchising of Checkers Restaurants. At December 30, 1996, there were 478 Checkers Restaurants operating in 23 different states, the District of Columbia, and Puerto Rico. Of those Restaurants, 232 were Company-operated (including thirteen joint ventures) and 246 were operated by franchisees. The accounts of the joint ventures have been included with those of the Company in these consolidated financial statements.

     The consolidated financial statements also include the accounts of all of the Company's subsidiaries, including Champion Modular Restaurant Company, Inc. ("Champion"). Champion manufactures Modular Restaurant Packages primarily for the Company and franchisees. Effective February 15, 1994, Champion was merged into the Company and is currently operated as a division. Intercompany balances and transactions have been eliminated in consolidation and minority interests have been established for the outside partners' interests.

     As of January 1, 1994, the Company changed from a calendar reporting year ending on December 31st to a fiscal year which will generally end on the Monday closest to December 31st. Each quarter consists of three 4-week periods with the exception of the fourth quarter which consists of four 4-week periods.

     (b) ACCOUNTING CHANGE. As discussed in Note 7, the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation".

     (c) REVENUE RECOGNITION. Franchise fees and area development franchise fees are generated from the sale of rights to develop, own and operate Checkers Restaurants. Area development franchise fees are based on the number of potential Restaurants in a specific area which the franchisee agrees to develop pursuant to the terms of the Area Development Agreement between the Company and the franchisee and are recognized as income on a pro-rata basis when substantially all of the Company's obligations per location are satisfied (generally at the opening of a Restaurant). Both franchise fees and area development franchise fees are non-refundable. Franchise fees and area development franchises fees received prior to the substantial completion of the Company's obligations are deferred.

     The Company receives royalty fees from franchisees, generally in the amount of 4% of each Restaurant's revenues. Royalty fees are recognized as earned.

     Champion recognizes revenues on the percentage-of-completion method, measured by the percentage of costs incurred to the estimated total costs of the contract.

     (d) CASH AND CASH EQUIVALENTS. The Company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. Restricted Cash consists of cash on deposit with various financial institutions as collateral to support the Company's obligations to the States of Florida and Georgia for potential Workers' Compensation claims. This cash is not available for the Company's use until such time that the respective states permit its release.

     (e) RECEIVABLES. Receivables consist primarily of royalties due from franchisees and receivables from the sale of Modular Restaurant Packages. Allowances for doubtful receivables was $2,216,836 at December 30, 1996 and $1,357,938 at January 1, 1996.

     (f) INVENTORY. Inventories are stated at the lower of cost (first-in, first-out (FIFO) method) or market.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     (g) PRE-OPENING COSTS. Pre-opening costs are deferred and amortized over 12 months commencing with a Restaurant's opening. Such costs totalled $14,133 at December 30,1996 and $161,234 at January 1, 1996.

     (h) DEFERRED LOAN COSTS. Deferred loan costs of $6,805,677 incurred in connection with the Company's November 22, 1996 restructure of its primary credit facility (see Notes 3 and 10) are being amortized on the effective interest method.

     (i) PROPERTY AND EQUIPMENT AND PROPERTY AND EQUIPMENT HELD FOR
RESALE. Property and equipment (P & E) are stated at cost except for P & E that have been impaired, for which the carrying amount is reduced to estimated fair value. Property and equipment under capital leases are stated at their fair value at the inception of the lease. Property and equipment held for resale is carried at fair market value, adjusted for new market conditions on a quarterly basis. Depreciation and amortization are computed on straight-line method over the estimated useful lives of the assets.

     (j) IMPAIRMENT OF LONG LIVED ASSETS. During the fourth quarter of 1995, the Company early adopted the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121) which requires the write-down of certain intangibles and tangible property associated with under performing sites. In applying SFAS No. 121 during 1995 and in 1996, the Company reviewed all stores that recorded losses in the applicable fiscal years and performed a discounted cash flow analysis where indicated for each store based upon such results projected over a ten or fifteen year period. This period of time was selected based upon the lease term and the age of the building, which the Company believes is appropriate based upon its limited operating history and the estimated useful life of its modular restaurants.

     The Company recorded significant SFAS No. 121 impairment losses in 1995 and again in 1996 because sales continued to decline in both fiscal years, in spite of several marketing programs, which necessitated a review of the carrying value of its assets. The effect of applying SFAS No. 121 resulted in a reduction of property and equipment and goodwill of $15,281,745 in 1996 and $18,935,190 in 1995.

     (k) GOODWILL AND NON-COMPETE AGREEMENTS. Goodwill and non-compete agreements are being amortized over 20 years and 3 to 7 years, respectively, on a straight-line basis (SFAS 121 impairments of goodwill were $4,631,742 in 1996 and $5,850,447 in 1995).

     (l) INCOME TAXES. The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under the asset or liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (m) USE OF ESTIMATES. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     (n) DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS. The balance sheets as of December 30, 1996, and January 1, 1996, reflect the fair value amounts which have been determined, using available market information and appropriate valuation methodologies. However, considerable judgement is necessarily

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Cash and cash equivalents, receivables, accounts payable, and short-term debt -- The carrying amounts of these items are a reasonable estimate of their fair value.

     Long-term debt -- Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

     (o) STOCK SPLITS. The Company declared a three-for-two stock split, payable in the form of stock dividends effective June 30, 1993. All share information and per share information in these financial statements has been retroactively restated to reflect the split.

     (p) RECLASSIFICATIONS. Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation.

NOTE 2:  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                  DECEMBER 30,    JANUARY 1,    USEFUL LIFE
                                                      1996           1996        IN YEARS
                                                  ------------   ------------   -----------
Land and improvements...........................  $ 56,544,488   $ 59,534,146      15
Buildings.......................................    29,282,034     43,879,310    20-31.5
Equipment and fixtures..........................    46,285,823     41,980,907     5-10
Construction-in-progress........................            --      1,162,652
                                                  ------------   ------------
                                                   132,112,345    146,557,015
Less accumulated depreciation and
  amortization..................................    33,923,796     26,607,915
                                                  ------------   ------------
                                                  $ 98,188,550   $119,949,100
                                                  ============   ============

     Capitalized interest totalled approximately $328,000 for 1994 (none in 1995 or 1996).

NOTE 3:  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                              DECEMBER 30,   JANUARY 1,
                                                                  1996          1996
                                                              ------------   -----------
Notes payable under Loan Agreement..........................  $35,818,099    $37,021,241
Notes payable due at various dates, secured by buildings and equipment, with interest at rates primarily ranging from
  9.0% to 15.83%, payable monthly...........................    8,962,991     10,578,069
Unsecured notes payable, bearing interest at rates ranging
  from prime to 12%.........................................    3,480,852      3,580,852
Other.......................................................    1,233,278         80,735
                                                              -----------    -----------
Total long-term debt........................................   49,495,220     51,260,897
Less current installments...................................    9,589,233     13,170,619
                                                              -----------    -----------
Long-term debt, less current installments...................  $39,905,987    $38,090,278
                                                              ===========    ===========

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Aggregate maturities under the existing terms of long-term debt agreements for each of the succeeding five years are as follows:

1997........................................................  $ 9,589,233
1998........................................................    7,217,865
1999........................................................   31,391,670
2000........................................................    1,000,145
2001........................................................      234,618
Thereafter..................................................       61,689

     On October 28, 1993, the Company entered into a loan agreement (the "Loan Agreement") with a group of banks ("Bank Group") providing for an unsecured, revolving credit facility. The Company borrowed approximately $50 million under this facility primarily to open new Restaurants and pay off approximately $4 million of previously-existing debt. The Company subsequently arranged for the Loan Agreement to be converted to a term loan and collateralized the term loan and a revolving line of credit ranging from $1 million to $2 million (the "Credit Line") with substantially all of the Company's assets. On March 15, 1996, the Bank Group advanced an additional sum of approximately $1.5 million to the Company which funds were used for the payment of various property taxes (the "Property Tax Loan"). The Property Tax Loan, together with all accrued interest, was repaid in full on June 12, 1996, from proceeds of an income tax refund to the Company.

     On July 29, 1996, the debt under the Loan Agreement and Credit Line was acquired from the Bank Group by an investor group led by an affiliate of DDJ Capital Management, LLC (collectively, "DDJ"). The Company and DDJ began negotiations for restructuring of the debt. On November 14, 1996, and prior to consummation of a formal debt restructuring with DDJ, the debt under the Loan Agreement and Credit Line was acquired from DDJ by a group of entities and individuals, most of whom are engaged in the fast food restaurant business. This investor group (the "CKE Group") was led by CKE Restaurants, Inc., the parent of Carl Karcher Enterprises, Inc., Casa Bonita, Inc., and Summit Family Restaurants, Inc. Also participating were most members of the DDJ Group, as well as KCC Delaware, a wholly-owned subsidiary of Giant Group, Ltd., which is a controlling shareholder of Rally's Hamburgers, Inc. Waivers of all defaults under the Loan Agreement and Credit Line were granted through November 22, 1996, to provide a period of time during which the Company and the CKE Group could negotiate an agreement on debt restructuring.

     On November 22, 1996, the Company and the CKE Group executed an Amended and Restated Credit Agreement (the "Restated Credit Agreement") thereby completing a restructuring of the debt under the Loan Agreement. The Restated Credit Agreement consolidated all of the debt under the Loan Agreement and the Credit Line into a single obligation. At the time of the restructuring, the outstanding principal balance under the Loan Agreement and the Credit Line was $35.8 million. Pursuant to the terms of the Restated Credit Agreement, the term of the debt was extended by one (1) year until July 31, 1999, and the interest rate on the indebtedness was reduced to a fixed rate of 13%. In addition, all principal payments were deferred until May 19, 1997, and the CKE Group agreed to eliminate certain financial covenants, to relax others and to eliminate approximately $6 million in restructuring fees and charges. The Restated Credit Agreement also provided that certain members of the CKE Group agreed to provide to the Company a short term revolving line of credit of up to $2.5 million, also at a fixed interest rate of 13% (the "Secondary Credit Line"). In consideration for the restructuring, the Restated Credit Agreement required the Company to issue to the CKE Group warrants to purchase an aggregate of 20 million shares of the Company's common stock at an exercise price of $.75 per share, which was the approximate market price of the common stock prior to the announcement of the debt transfer. As of February 27, 1997, the Company has reduced the principal balance under the Restated Credit Agreement by $9.1 million and has repaid the Secondary Credit Line in full. A portion of the funds utilized to make these principal reduction payments were obtained by the Company from

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the sale of certain closed restaurant sites to third parties. Additionally, the Company utilized $10.5 million of the proceeds from the February 21, 1997, private placement which is described later in this section. Pursuant to the Restated Credit Agreement, the prepayments of principal made in 1996 and early in 1997 will relieve the Company of the requirement to make any of the regularly scheduled principal payments under the Restructured Credit Agreement which would have otherwise become due in fiscal year 1997. The Amended and Restated Credit Agreement provides however, that 50% of any future asset sales must be utilized to prepay principal.

     On August 2, 1995, the Company entered into a purchase agreement (as amended in October 1995 and April 1996 the "Rall-Folks Agreement") with Rall-Folks, Inc. ("Rall-Folks") pursuant to which the Company agreed to issue shares of its Common Stock in exchange for and in complete satisfaction of three promissory notes of the Company held by Rall-Folks (the "Rall-Folks Notes"). Pursuant to the Rall-Folks Agreement, the Company is to deliver to Rall-Folks shares of its Common Stock with a value equal to the outstanding balance due under the Rall-Folks Notes (the "Rall-Folks Purchase Price"). The total amount of principal outstanding under the Rall-Folks Notes was approximately $1,888,000 as of January 1, 1996 and $1,788,000 as of December 30, 1996. The Rall-Folks Notes are fully subordinated to the Company's existing bank debt.

     Under the terms of the Rall-folks Agreement, the Company guaranteed that if Rall-Folks sells all of the Common Stock issued for the Rall-folks Notes in a reasonably prompt manner (subject to certain limitations described below) Rall-Folks will receive net proceeds from the sale of such stock equal to the Rall-Folks Purchase Price. If Rall-Folks receives less than such amount, the Company will issue to Rall-Folks, at the option of Rall-Folks, either (i) additional shares of Common Stock, to be sold by Rall-Folks, until Rall-Folks receives an amount equal to the Rall-Folks Purchase Price, or (ii) a six-month promissory note bearing interest at 11%, with all principal and accrued interest due at maturity, and subordinated to the Company's bank debt pursuant to the same subordination provisions, equal to the difference between the Rall-Folks Purchase Price and the net amount received by Rall-Folks from the sale of the Common Stock.

     On August 3, 1995, the Company entered into a purchase agreement (as amended in October 1995 and April 1996, the "RDG Agreement") with Restaurant Development Group, Inc. ("RDG") pursuant to which the Company agreed to issue shares of its Common Stock in exchange for and in complete satisfaction of a promissory note of the Company held by RDG (the "RDG Note"). The total amount of principal outstanding under the RDG Note was approximately $1,693,000 as of January 1, 1996 and as of December 30, 1996. The RDG Note is fully subordinated to the Company's existing bank debt. In partial consideration of the transfer of the RDG Note to the Company, the Company will deliver to RDG shares of Common Stock with a value equal to the sum of (i) the outstanding balance due under the RDG Note on the closing date and (ii) $10,000 (being the estimated legal expenses of RDG to be incurred in connection with the registration of the Common Stock) (the "RDG Purchase Price").

     As further consideration for the transfer of the RDG Note to the Company, the Company agreed to issue RDG a warrant (the "Warrant") for the purchase of 120,000 shares of Common Stock at a price equal to the average closing sale price of the Common Stock for the ten full trading days ending on the third business day immediately preceding the closing date (such price is referred to a the "Average Closing Price"); however, in the event that the average closing price of the Common Stock for the 90 day period after the closing date is less than the Average Closing Price, the purchase price for the Common Stock under the Warrant will be changed on the 91st day after the closing date to the average closing price for such 90 day period. The Warrant will be exercisable at any time within five years after the closing date.

     Under the terms of the RDG Agreement, the Company has guaranteed that if RDG sells all of such Common Stock issued for the RDG note in a reasonably prompt manner (subject to certain limitations described below), RDG will receive net proceeds from the sale of such stock equal to at least 80% of the RDG

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Purchase Price. If RDG receives less than such amount, the Company will issue additional shares of Common Stock to RDG, to be sold by RDG, until RDG receives an amount equal to 80% of the Purchase Price.

     The Rall-Folks Notes and the RDG Notes were due on August 4, 1995. Pursuant to the Rall-Folks Agreement and the RDG Agreement, the Rall-Folks Notes and the RDG Note were to be acquired by the Company in exchange for Common Stock on or before September 30, 1995. The Company and Rall-folks and RDG amended the Rall-Folks Agreement and the RDG Agreement, respectively, to allow for a closing in May 1996 (subject to extension in the event closing is delayed due to review by the Securities and Exchange Commission of the registration statement covering the Common Stock to be issued in the transaction). The transactions with Rall-Folks and RDG have been delayed due to the Company's negotiations with the various investor groups during fiscal 1996 concerning the restructure of the Company's debt. Each of the parties has the right to terminate their respective Agreement.

     Pursuant to the Rall-Folks Agreement and the RDG Agreement, the term of the Notes will be extended until the earlier of the closing of the repurchase of the Notes or until approximately one month after the termination of the applicable Agreement by a party in accordance with its terms. Closing is contingent upon a number of conditions, including the prior registration under the federal and state securities laws of the Common Stock to be issued and the subsequent approval of the transaction by the stockholders of Rall-Folks and RDG of their respective transactions. In the event the Company complies with all of its obligations under the Rall-Folks Agreement and the stockholders of Rall-Folks do not approve the transaction, the term of the Rall-Folks Notes was to have been extended until December 1996. In the event the Company complies with all of its obligations under the RDG Agreement and the stockholders of RDG do not approve the transaction, the term of the RDG Note was to have been extended approximately one year. The Company intends to attempt to negotiate a further extension of these notes. No assurance can be given that the Company will be successful in any attempted negotiations.

     Under the terms of the Rall-Folks Agreement and the RDG Agreement, if the transaction contemplated therein is consummated, so long as Rall-Folks and RDG, respectively, is attempting to sell the Common Stock issued to it in a reasonably prompt manner (subject to the limitations described below), the Company is obligated to pay to it in cash an amount each quarter equal to 2.5% of the value of the Common Stock held by it on such date (such value being based upon the value of the Common Stock when issued to it).

     On April 11, 1996, the Company entered into a Note Repayment Agreement (the "NTDT Agreement") with Nashville Twin Drive-Thru Partners, L.P. ("NTDT") pursuant to which the Company may issue shares of its Common Stock in exchange for and in complete satisfaction of a promissory note of the Company held by NTDT which matured on April 30, 1996 (the "NTDT Note"). Pursuant to the NTDT Agreement, the Company is to issue shares of Common Stock to NTDT in blocks of two hundred thousand shares each valued at the closing price of the Common Stock on the day prior to the date they are delivered to NTDT (such date is hereinafter referred to as the "Delivery Date" and the value of the Common Stock on such date is hereinafter referred to as the "Fair Value"). The amount outstanding under the NTDT Note will be reduced by the Fair Value of the stock delivered to NTDT on each Delivery Date. The Company is obligated to register each block of Common Stock for resale by NTDT under the federal and state securities laws, and to keep such registration effective for a sufficient length of time to allow the sale of the block of Common Stock, subject to limitations on sales imposed by the Company described below. As each block of Common Stock is sold, the Company will issue another block, to be registered for resale and sold by NTDT, until NTDT receives net proceeds from the sale of such Common Stock equal to the balance due under the NTDT Note. The Company will continue to pay interest in cash on the outstanding principal balance due under the NTDT Note through the date on which NTDT receives net proceeds from the sale of Common Stock sufficient to repay the principal balance of the NTDT Note. On each Delivery Date and on the same day of each month thereafter if NTDT holds on such subsequent date any unsold shares of Common Stock, the Company will

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

also pay to NTDT in cash an amount equal to .833% of the Fair Value of the shares of Common Stock issued to NTDT as part of such block of Common Stock and held by NTDT on such date. Once the NTDT Note has been repaid in full, NTDT is obligated to return any excess proceeds or shares of Common Stock to the Company. The total amount of principal outstanding under the NTDT Note was approximately $1,354,000 as of December 30, 1996. The NTDT Note is fully subordinated to the Company's existing bank debt. The term of the NTDT Note was to have been extended until May 31, 1997, if the Company was in compliance with its obligations under the NTDT Agreement and NTDT had received at least $1.0 million from the sale of the Common Stock by January 31, 1997. The Company did not meet these obligations and the Note, therefore, was not extended. Such dates were to be extended if NTDT failed to make a commercially reasonable attempt to sell an average of 10,000 shares of Common Stock per day on each trading day that a registration statement covering unsold shares held by NTDT is in effect prior to such dates, or if the Company is delayed in filing a registration statement (or an amendment or supplement thereto) due to the failure of NTDT to provide information required to be provided to the Company under the NTDT Agreement. In the event that the Company files a voluntary bankruptcy petition, an involuntary bankruptcy petition is filed against the Company and not dismissed within 60 days, a receiver or trustee is appointed for the Company's assets, the Company makes an assignment of substantially all of its assets for the benefit of its creditors, trading in the Common Stock is suspended for more than 14 days, or the Company fails to comply with its obligations under the NTDT Agreement, the outstanding balance due under the NTDT Note will become due and NTDT may thereafter seek to enforce the NTDT Note. The Company has not complied with its obligations under the NTDT Agreement to date.

     If these transactions are consummated, it is anticipated that approximately 4,000,000 shares of Common Stock will be issued by the Company (representing approximately 6.2% of the shares outstanding after such issuance) as consideration for various assets, primarily the Rall-Folks Notes, the RDG Note and the NTDT Note (the "Notes") described above. The number of shares to be issued will be determined by dividing the outstanding balance due under the Notes (approximately $4.8 million as of March 1, 1997) or the purchase price for the assets (approximately $300,000) by the average of the closing sale price per share of the Common Stock for a set number of days prior to the closing date for each transaction. The shares will either be available for immediate sale by the persons and entities to whom they are issued,or the Company will be required to register them for sale under the federal and state securities laws. In order to promote an orderly distribution of the Common Stock to be issued to and sold by Rall-Folks, RDG and NTDT, the Company negotiated the following limits on the sales that may be made by Rall-Folks, RDG and NTDT: (i) each may sell not more than 50,000 shares of Common Stock per week (150,000 in the aggregate) and (ii) each may sell not more than 25,000 shares in any one day (75,000 shares in the aggregate); provided that each may sell additional shares in excess of such limits if such additional shares are sold at a price higher than the lowest then current bid price for the Common Stock. While it is anticipated that the foregoing limits, if the agreements containing such limits remain in effect, will allow an orderly distribution of the Common Stock to be issued to and sold by Rall-Folks, RDG and NTDT, the effect of a continuous offering of an average of 30,000 shares per day by Rall-Folks, RDG and NTDT is undeterminable at this time. The individuals or entities having registration rights for Common Stock to be issued upon the exercise of the warrants under the Restated Credit Agreement, (or any other individuals or entities having piggyback registration rights thereto) will be entitled to sell such stock upon exercise of the warrants subject to any limitations under federal securities laws resulting from their relationship to the Company. The individuals or entities having registration rights for Common Stock issued in connection with the Private Placement may be sold in the open market only after the expiration of one year from the date of issuance, also subject to any applicable federal securities laws. There can be no assurance that any of these sales will not have an adverse effect on the market price for the Common Stock.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The consummation of the transaction with each of Rall-Folks, RDG and NTDT has been delayed by the negotiations with the various investor groups during fiscal 1996 concerning the restructure of the Company's debt. Pursuant to the terms of the Restated Credit Agreement, the Company is obligated to purchase or repay the Rall-Folks Notes, the RDG Note and the NTDT Note using Common Stock, or may repay them in cash.

     On February 21, 1997, the Company completed a private placement (the "Private Placement") of 8,771,929 shares of the Company's common stock, $.001 par value, and 87,719 shares of the Company's Series A preferred stock, $114 par value (the "Preferred Stock"). CKE Restaurants, Inc. purchased 6,162,299 of the Company's common stock and 61,623 of the Preferred Stock and other qualified investors, including other members of the CKE Group of lenders under the Restated Credit Agreement, also participated in the Private Placement. The Company received approximately $20 million in proceeds from the Private Placement. The Company used $8 million of the Private Placement proceeds to reduce the principal balance due under the Restated Credit Agreement; $2.5 million was utilized to repay the Secondary Credit Line; $2.3 million was utilized to pay outstanding balances to various key food and paper distributors; and the remaining amount was used primarily to pay down outstanding balances due certain other vendors. The reduction of the debt under the Restated Credit Agreement and the Secondary Credit Line, both of which carry a 13% interest rate will reduce the Company's interest expense by more than $1.3 million annually.

NOTE 4:  INCOME TAXES

     Income tax expense (benefit) from continuing operations in fiscal years 1996, 1995 and 1994 amounted to $151,000, ($8,855,000), and ($4,573,000)
respectively.

     Income tax expense (benefit) consists of:

                                                    CURRENT      DEFERRED        TOTAL
                                                  -----------   -----------   -----------
1996
  Federal.......................................  $(3,397,000)  $ 3,397,000   $        --
  State.........................................      190,000       (39,000)      151,000
                                                  -----------   -----------   -----------
                                                  $(3,207,000)  $ 3,358,000   $   151,000
                                                  ===========   ===========   ===========
1995
  Federal.......................................  $(2,957,000)  $(4,523,000)  $(7,480,000)
  State.........................................           --    (1,375,000)   (1,375,000)
                                                  -----------   -----------   -----------
                                                  $(2,957,000)  $(5,898,000)  $(8,855,000)
                                                  ===========   ===========   ===========
1994
  Federal.......................................  $  (773,000)  $(3,094,000)  $(3,867,000)
  State.........................................      (99,000)     (607,000)     (706,000)
                                                  -----------   -----------   -----------
                                                  $  (872,000)  $(3,701,000)  $(4,573,000)
                                                  ===========   ===========   ===========

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Actual expense differs from the expected expense by applying the federal income tax rate of 35% to earnings before income tax as follows:

                                                            FISCAL YEAR ENDED
                                                -----------------------------------------
                                                  DEC. 30,       JAN. 1,        JAN. 2,
                                                    1996           1996          1995
                                                ------------   ------------   -----------
"Expected" tax (benefit) expense..............  $(16,190,000)  $(14,726,000)  $(3,963,000)
State taxes, net of federal benefit...........    (1,802,000)    (1,632,000)     (459,000)
Change in valuation allowance for deferred tax
  asset allocated to income tax expense.......    18,125,000      7,616,000            --
Adjustments to deferred taxes for enacted
  change in federal tax rate..................            --             --            --
Other, Net....................................        18,000       (113,000)     (151,000)
                                                ------------   ------------   -----------
Actual tax expense (benefit)..................  $    151,000   $ (8,855,000)  $(4,573,000)
                                                ============   ============   ===========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, are represented below:

                                                             DECEMBER 30,   JANUARY 1,
                                                                 1996          1996
                                                             ------------   -----------
Deferred Tax Assets:
  Impairment of long-lived assets under SFAS 121...........  $ 16,085,000   $ 7,365,000
  Accrued expenses and provisions for restructuring and
     Restaurant relocations and abandoned sites,
     principally due to deferral for income tax purposes...     8,581,000     6,156,000
  Federal net operating losses and credits.................    13,878,000     7,733,000
  State net operating losses and credits...................     2,210,000     1,275,000
  Deferral of franchise income and costs associated with
     franchise openings in progress........................       100,000       337,000
  Other....................................................       284,000       995,000
                                                             ------------   -----------
          Total gross deferred tax assets..................    41,138,000    23,861,000
  Valuation allowance......................................   (25,741,000)   (7,616,000)
                                                             ------------   -----------
          Net deferred tax assets..........................  $ 15,397,000   $16,245,000
                                                             ------------   -----------
Deferred Tax Liabilities:
  Property and equipment, principally due to differences in
     depreciation..........................................    15,276,000    12,824,000
  Pre-opening expense......................................       121,000        63,000
                                                             ------------   -----------
          Total gross deferred tax liabilities.............    15,397,000    12,887,000
                                                             ------------   -----------
          Net deferred tax assets..........................  $         --   $ 3,358,000
                                                             ============   ===========

     The net change in the valuation allowance in the year ended December 30, 1996 was an increase of $18,125,000. The total valuation allowance of $25,741,000 is maintained on deferred tax assets which the Company has not determined to be more likely than not realizable at this time. The Company will continue to review the valuation allowance on a quarterly basis and make adjustments as appropriate.

     The current year federal net operating loss was carried back for federal tax purposes. This resulted in an unused portion of the net operating loss and alternative tax net operating loss available for carryforward which are both reflected in Federal net operating losses and credits.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 30, 1996 the Company has net operating loss carryforwards for Federal income tax purposes of $31,513,000 which are available to offset future taxable income, if any, through 2011. The Company also has alternative minimum tax credit carryforwards of approximately $1,131,000 which are available to reduce future regular income taxes, if any, over an indefinite period as well as Targeted Jobs Tax Credit carryforwards in the amount of $446,000 which are available to reduce future regular income taxes, if any, through 2011.

     The Company was examined by the Internal Revenue Service (IRS) for 1991 and 1992 and received tax deficiency notices on February 23, 1995. The IRS challenged the life used for depreciation purposes by the Company for its modular restaurant buildings. The amount of the assessment for 1991 and 1992 was $579,551, before any related interest. The Company successfully appealed the tax deficiency notices and was notified by the IRS, and concurred with by the Joint Committee on Taxation, that the returns for the audited years be accepted as filed.

NOTE 5:  RELATED PARTIES

     In May 1989 and March 1990, the Company entered into joint ventures with related parties to operate two Restaurants. The joint venture agreements require royalty fees of 2 to 4% and one of the agreements requires a management fee of 2.5% be paid to the Company. Total fees received by the Company were $102,835 and $111,725 respectively during 1995 and 1994.

     In December 1993, the Company sold its 50% partnership interest in one of the above joint ventures back to the joint venture partner for $422,000 and recognized a gain of $200,218. This joint venture partner has an additional franchise Restaurant. Royalties paid by these Restaurants to the Company, for the time periods in which the Restaurants were owned 100% by the joint venture partner, were $67,935, and $62,222 in 1995 and 1994, respectively.

     In February 1990, the Company entered into a joint venture as a 50% partner with an unaffiliated Florida corporation to own and operate a Restaurant. In May, 1990, a related party leased to the partnership the land on which the Restaurant is located. Rent paid by the partnership in 1993 and 1994 was $43,656, and $43,656, respectively.

     In September 1991, the Company entered into a unit franchise agreement for the operation of a single restaurant in Dania, Florida, with a related party. The unit franchise agreement provided for payment to the Company of a standard $25,000 franchise fee and a standard royalty fee of 4% of sales. In connection with the transaction, the related party and his wife executed a continuing guaranty, which guaranty provides for the personal guaranty of both of the individuals of all obligations of the franchisee under the franchise agreement. Total sums received by the Company in royalty fees in fiscal years 1995 and 1994 pursuant to the unit franchise agreement were $31,286, and $32,827, respectively.

     In January 1992, the Company entered into a unit franchise agreement for the operation of a single restaurant in the Clearwater, Florida area with three related parties, which agreement provided for payment to the Company of a standard $25,000 franchise fee and a standard royalty fee of 4% of sales. In connection with the transaction, the related parties executed a continuing guaranty, which guaranty provides for the personal guaranty of each of the individuals of all obligations of the franchisee under the franchise agreement. Total sums received by the Company in royalty fees in fiscal years 1995 and 1994 pursuant to the unit franchise agreement were $17,932 and $33,296 respectively.

     In February 1992, a general partnership was formed between a Director and an unaffiliated Florida corporation, for the purpose of developing a shopping center in Ocala, Florida. In July, 1992, the partnership leased to the Company land on which a Restaurant was built. In October, 1994, the partnership sold the land the Company was leasing to an unaffiliated entity. Total rent paid during 1994 was $21,730.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In March 1993, a general partnership among certain related parties leased to the Company under a triple net lease a parcel of land on which a Checkers restaurant was to be built. The term of the lease was for five years, with five five-year option periods and monthly rent payments of $4,167 during the initial term. Due to the reductions in the Company's development plans, no restaurant was ever built on the property and the lease was terminated in 1994, with no rent ever having been paid by the Company. The Company did pay approximately $72,000 in development related fees to third parties in connection with its efforts to develop the property, approximately $30,000 of which were reimbursed to the Company by the partnership.

     In July 1993, the Company entered into an Area Development Agreement with two related parties. The Agreement provides for the payment to the Company of the standard development fee, a standard franchise fee per restaurant and payment of standard royalty fees. Six unit franchise agreements have been granted pursuant to the Agreement in the names of various entities in which the related parties each hold a fifty (50%) ownership interest. Total royalty fees received by the Company in fiscal years 1995 and 1994 and pursuant to the unit franchise agreements were $193,582 and $187,143 respectively.

     In December 1993, the Company sold one of its Restaurants in Ft. Lauderdale, Florida, to a related party, The sales price was $905,000 and the Company received $705,000 in cash and a promissory note for $200,000. A gain of approximately $470,000 was recognized by the Company. The term of the promissory note was for two years bearing interest at prime + 2% with interest only payments due quarterly and one balloon principal payment due on or before December 31, 1995. The related party is currently negotiating for the sale of the Restaurant to another franchisee. The Company has agreed to extend the term of the Note to the earlier of May 31, 1996 or the date the Restaurant is sold. The note is secured by property in Broward County, Florida. Total royalty fees received by the Company in fiscal years 1995 and 1994 pursuant to the unit franchise agreement for the Restaurant were $31,378 and $32,599 respectively.

     In September 1993, the Company acquired 13 Restaurants from a Director of the Company and a group of five partnerships (see note 6). The Company also entered into a joint venture agreement with an affiliate of the Director in September 1993, whereby the Director's affiliate served as the operating general partner and owned 25% interest in the joint venture. The agreement gave the Company the right to purchase, and gave the Director the right to require the Company to purchase, the Director's 25% interest in the joint venture at December 31, 1995 based on a formula price. The Director received compensation and distributions totalling approximately $179,916 in 1995 and $265,000 in 1994 from the joint venture. The joint venture also paid development fees of $200,000 in 1994 (none in 1995) to the Director and an affiliate of the Director. The joint venture subleased its office space in Atlanta from an affiliate of the Director in 1995 and 1994. Rent paid by the joint venture in 1995 and 1994 was $86,595 and $124,905 respectively. Total franchise fees received from the Director and his affiliate and recognized as income was and $96,250 in 1995 (none in 1994). The Company purchased the interest of the Director and his affiliations in the joint venture and sold three of these Restaurants to an affiliate of the Director in August 1995 (see Note 6 relating to InnerCityFoods).

     On July 17, 1995, Checkers of Raleigh, a North Carolina corporation ("C of R") in which a Director is the principal officer and shareholder, took possession of an under performing Company Restaurant pursuant to a verbal agreement, and entered into a franchise agreement which provided for waiver of the initial franchise fee but required the payment to the Company of a royalty fee of 1%, 2% and 3% during the first, second and third years, respectively, and 4% thereafter. On January 1, 1996, C of R entered into leases for this Restaurant for a term of three years for (i) the building and equipment at a monthly rental of 1.5%, 3% and 4.5% of gross sales during the first, second and third years respectively, and (ii) the land at a monthly rental of 3% of gross sales for the first year and 4% of gross sales thereafter. Total sums received by the Company in fiscal year 1995 for this Restaurant were: (a) $2,037 in royalty fees pursuant to the unit franchise agreement, and (b) -0- in rent. All sums due and owing to the Company under the leases as of December 30, 1996 were required to be paid on or before March 31, 1997. The Director executed a continuing guaranty, which provides for the

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

personal guaranty of all of the obligations of the franchisee under the franchise agreement. Pursuant to an Option for Asset Purchase dated January 1, 1996, C of R was granted the option to purchase this Restaurant for the greater of (a) 50% of its sales for the prior year, or (b) $350,000. On July 17, 1995, C of R took possession of another under performing Company Restaurant pursuant to a verbal agreement, and entered into a franchise agreement which provided for waiver of the initial franchise fee but required the payment to the Company of a royalty fee of 1%, 2% and 3% during the first, second and third years, respectively, and 4% thereafter. On January 1, 1996, C of R entered into leases for this Restaurant for a term of three years for (i) the building and equipment at a monthly rental of 1.5%, 3% and 4.5% of gross sales during the first, second and third years, respectively, and (ii) the land at a monthly rental of 3% of gross sales for the first year and 4% of gross sales thereafter. Total sums received by the Company in fiscal year 1995 for this Restaurant were: (a) $1,392 in royalty fees pursuant to the unit franchise agreement, and (b) -0- in rent. All sums due and owing to the Company under the leases as of January 1, 1996, were required to be paid on or before March 31, 1996. The Director executed a continuing guaranty, which provides for the personal guaranty of all of the obligations of the franchisee under the franchise agreement. Pursuant to an Option for Asset Purchase dated January 1, 1996, C of R was granted the option to purchase this Restaurant for the greater of (a) 50% of its sales for the prior year, or (b) $350,000.

     On December 5, 1995, Checkers of Asheville, a North Carolina corporation ("C of A") in which a Director is the principal officer and shareholder, took possession of an under performing Company Restaurant pursuant to a verbal agreement, and entered into a unit franchise agreement which provided for waiver of the initial franchise fee but required the payment to the Company of the standard royalty fee. On January 1, 1996, C of A entered into leases for this Restaurant for a term of three years for the land, building and equipment at a monthly rental of 4% of gross sales during the first year, 6% of gross sales the second year, and a direct pass through of land rent during the third year. The Director executed a continuing guaranty, which provides for the personal guaranty of all of the obligations of the franchisee under the franchise agreement. Pursuant to an Option for Asset Purchase dated January 1, 1996, C of A was granted the option to purchase this Restaurant for the greater of (a) 50% of its sales for the prior year, or (b) $350,000. On December 5, 1995, C of A took possession of another under performing Company Restaurant pursuant to a verbal agreement, and entered into a franchise agreement which provided for waiver of (i) the initial franchise fee, and (ii) royalties during the first three months, but requires the payment to the Company of the standard royalty fee thereafter. On January 1, 1996, C of A entered into leases for this Restaurant for a term of three years for the building and equipment at a monthly rental of 1% of gross sales payable from and after the fourth month of the lease. The Director executed a continuing guaranty, which provides for the personal guaranty of all of the obligations of the franchisee under the franchise agreement. Pursuant to an Option for Asset Purchase dated January 1, 1996, C of A was granted the option to purchase this Restaurant for the greater of (a) 50% of its sales for the prior year, or (b) $300,000. On December 5, 1995, C of A took possession of another under performing Company Restaurant pursuant to a verbal agreement and entered into a franchise agreement which provided for waiver of the initial franchise fee but required the payment to the Company of the standard royalty fee. On January 1, 1996, C of A entered into leases for this Restaurant for a term of three years for the land, building and equipment at a monthly rental of 3% of gross sales. The Director executed a continuing guaranty, which provides for the personal guaranty of all of the obligations of the franchisee under the franchise agreement. Pursuant to an Option for Asset Purchase dated January 1, 1996, C of A was granted the option to purchase this Restaurant for the greater of (a) 50% of its sales for the prior year, or (b) $300,000.

     In January 1996, the Company entered into an Agreement for Lease with Option for Asset Purchase ("Agreement") with a Director in which the Company was granted certain rights for three years in and to a Restaurant in Clearwater, Florida. Checkers (a) entered into a sublease for the real property and an equipment lease for the fixed assets at a combined monthly rental of $3,000, and
(b) agreed to purchase the inventory located at the Restaurant.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company incurred approximately $166,000 and $334,000 in legal fees for 1995 and 1994, respectively, from a law firm in which a Director of the Company, at the time, was a partner.

     Management believes that all of the above transactions were completed on terms comparable to those which could have been negotiated with independent third parties.

NOTE 6:  ACQUISITIONS AND DISPOSITIONS

     In May 1994, the Company completed an exchange agreement with Rally's Hamburgers, Inc. ("Rally's") in which the Company acquired or leased three Atlanta, Georgia Restaurant sites directly from Rally's and leased, assigned existing leases for, or sold 18 Checkers Restaurant sites to Rally's. Also in May 1994, the Company acquired eight Restaurant properties in Atlanta, Georgia from two Rally's franchisees, and nine Restaurant properties in Miami, Florida from a third Rally's franchisee. The aggregate purchase price for these acquisitions was approximately $9,708,000 (676,761 shares of Common Stock, $177,000 in cash, and approximately $5,295,000 in subordinated promissory notes and assumed liabilities). Goodwill of $5,760,814 resulted from these transactions.

     The Company acquired five additional Restaurants from three franchisees during 1994, for an aggregate of 207,457 shares of Common Stock, $908,000 in cash, and $828,000 in assumption of liabilities. Goodwill of $729,249 resulted from these transactions.

     On March 31, 1995, the Company re-acquired certain rights relating to the development and operation of Checkers Restaurants in the cities of Flint and Saginaw, Michigan. The purchase price was $400,000 payable by the delivery of 178,273 shares of Common Stock.

     Effective as of July 28, 1995, an Asset Purchase Agreement (the "Agreement") was entered into by and among InnerCityFoods, a Georgia general partnership ("ICF"), InnerCityFoods Joint Venture company, a Delaware corporation and wholly owned subsidiary of the Registrant ("ICF JVC"), InnercityFoods Leasing Company, a Delaware corporation and wholly owned subsidiary of the Company ("Leasing"), The La-Van Hawkins Group, Inc., a Georgia corporation ("Hawkins Group"), LaVan Hawkins InnerCityFoods, LLC, a Maryland limited liability company ("LHICF"), and La-Van Hawkins, an individual who was the President of ICF and a Director of the Company from August 1994 to January 1996 ("Hawkins"). For purposes of the disclosure in this term, ICF JVC, Leasing and the Company are collectively referred to as the "Checkers Parties" and Hawkins Group, LHICF and Hawkins are collectively referred to as the "Hawkins Parties".

     ICF was a joint venture between the Hawkins Group and ICF JVC, of which the Hawkins Group was the Operating Partner. The Hawkins Group is controlled by Hawkins. ICF was engaged in the operation of seven Checkers Restaurants in Atlanta, Georgia, six Checkers Restaurants in Philadelphia, Pennsylvania, and three Checkers Restaurants in Baltimore, Maryland. ICF JVC owned a 75% interest in ICF and the Hawkins Group owned a 25% interest in ICF. The physical assets comprising the Restaurants operated by ICF were owned by Leasing and leased to ICF.

     The Agreement consisted of two separate transactions. The first transaction was the purchase by the Company of all of the rights, titles, and interest of Hawkins Group in and to ICF for a purchase price of $1,250,000, plus an amount based on ICF's earnings times 1.25, minus all amounts owed by the Hawkins Parties to the Checkers Parties in connection with the operation of ICF. The component of the purchase price based upon the earnings of ICF was zero, and the amounts owed by the Hawkins Parties to the Checkers Parties was in excess of $1,250,000. Accordingly, there was no net purchase price payable to the Hawkins Parties by the Company for Hawkins Group's interest in ICF.

     The second transaction under the Agreement was the sale by the Checkers Parties of all of their respective rights, titles and interests in the three Checkers Restaurants located in Baltimore, Maryland, to

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

LHICF for a purchase price of $4,800,000. The purchase price was paid by the delivery of a promissory note in the amount of $4,982,355, which amount includes the purchase price for the three Restaurants, the approximately $107,355 owed by the Hawkins Parties to the Checkers Parties in connection with the operation of ICF that was not offset by the $1,250,000 purchase price for Hawkins Group's interest in ICF and an advance of $75,000 to Hawkins that was used primarily to pay closing costs related to the transaction. The note bears interest at a floating rate which is the lesser of (i) .25% above the current borrowing rate of the Company under its Loan Agreement and (ii) 10.5%. Interest only is payable for the first six months with principal and interest being payable thereafter based on a 15 year amortization rate with the final payment of principal and interest due August 2002. The note is secured by a pledge of all the assets sold. Royalty fees for the three Restaurants are at standard rates provided that the Company will receive an additional royalty fee of 4% on all sales in excess of $1,800,000 per Restaurant.

     In addition to the two transactions described above, the Agreement also provided for the Hawkins Parties to be granted, and such parties were granted on the closing date, development rights for Checkers Restaurants in certain defined areas of Baltimore, Maryland, Washington, D.C., Bronx, New York, and Harlem, New York, as well as a right of first refusal for certain territories in California and Virginia. Franchise fees and royalty rates for all Restaurants developed under such development rights will be at standard rates provided that the Company will receive an additional royalty fee of 4% on all sales in excess of $1,800,000 per Restaurant.

     The Agreement also provides that the Agreement supersedes all other prior agreements, understandings and letters related to the transactions contemplated by the Agreement including, but not limited to, the Joint Venture Agreement, dated as of August 10, 1993 and the Management Agreement, Engagement Agreement and Buy/Sell Agreement, each dated as of September 7, 1993, by and among certain of the Hawkins Parties and their affiliates and the Checkers Parties; provided, however, that any provisions of such agreements that would survive the termination of such agreements according to the terms of such agreements are deemed to have survived the termination of such agreements pursuant to the terms of the Agreement.

     The Company purchased two Checkers Restaurants in Nashville, Tennessee in March 1995 from a franchisee. Consideration consisted of approximately $50,000 in cash at closing, secured, subordinated promissory notes for approximately $1,550,000 and future cash payments of up to $800,000 consisting of $200,000 for a noncompete agreement ($40,000 per year for five years) and up to $600,000 through an earnout provision.

     In April 1995, the Company acquired the remaining 50% share of a joint venture Restaurant in St. Petersburg, Florida. Pursuant to the terms of the Assignment Agreement by and among the Company and the other partners of the joint venture, the Company acquired the one-half interest for 126,375 shares of Common Stock valued at approximately $280,000.

     In April 1995, the Company acquired substantially all of the assets of a promotional apparel distributor ("the Distributor") for a purchase price including (a) $67,400, payable in shares of Common Stock, and (b) the assumption of approximately $238,000 of liabilities, approximately $196,000 of which was represented by promissory notes payable to certain stockholders of the Distributor (the "Noteholders"). The Company issued a total of 118,740 shares of Common Stock to the Distributor in payment of the $67,400 purchase price and to the Noteholders in payment of their notes.

     As of the close of business July 1, 1996, the Company acquired certain general and limited partnership interests in nine Checkers restaurants in the Chicago area, three wholly-owned Checkers Restaurants and other assets and liabilities as a result of the bankruptcy of Chicago Double-Drive Thru, Inc. ("CDDT"). These assets were received in lieu of past due royalties, notes receivable and accrued interest, from CDDT which totalled, net of reserves, $3,333,014. Assets of $8,892,905 ($7,038,011 tangible and $1,854,894

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

intangible) and liabilities of approximately $3,018,760 were consolidated into the balance sheet of the Company as of the acquisition date. The Company has not received, from the bankruptcy trustee, closing financial statements for these partnerships and therefore, the resulting minority interests of approximately $2,341,131 recorded as of July 1, 1996, along with certain of the above-mentioned assets and liabilities are subject to adjustment.

     Long-term debt of $1,621,757 was assumed as a result of the acquisition of the assets of CDDT, including an obligation to the Internal Revenue Service of $545,000 and an obligation to the State of Illinois Department of Revenue of $155,000, each subject to interest at 9.125% per year. The remaining acquired notes $(921,757) are payable to a Bank and other parties with interest at rates ranging from 8.11% to 10.139%. Non-interest bearing notes payable, certain accrued liabilities and permitted encumbrances of $1,064,462 related to this acquisition were assumed by the Company. Accounts payable incurred by CDDT and its partnerships in the normal course of business amounting to $332,541 were also recorded in connection with this acquisition.

     On August 16, 1996, the Company received $3,500,000 and a Checkers Restaurant in Washington D.C., valued at $659,547, in settlement of a note receivable of $4,982,355, accrued interest of $319,924, and other receivables of $278,785. This transaction resulted in an elimination of a deferred gain of $1,421,517 which had been previously recorded as a liability upon the sale of three Checkers Restaurants located in Baltimore, Maryland on July 28, 1995 when the $4,982,355 note receivable was generated.

     The operations of these acquisitions are included in these financial statements from the date of purchase. The impact of the 1994, 1995 and 1996 acquisitions on the consolidated results of operations for the period prior to acquisitions is immaterial.

NOTE 7:  STOCK OPTION PLANS

     In August 1991, the Company adopted a stock option plan for employees whereby incentive stock options, nonqualified stock options, stock appreciation rights and restrictive shares can be granted to eligible salaried individuals. An option may vest immediately as of the date of grant and no option will be exercisable after ten years from the date of the grant. All options expire no later than 10 years from the date of grant. The Company has reserved 3,500,000 shares for issuance under the plan. In 1994, the Company adopted a stock option plan for non-employee directors, which provides for the automatic grant to each non-employee director upon election to the Board of Directors of a non-qualified, ten-year option to acquire 12,000 shares of the Company's common stock, with the subsequent automatic grant on the first day of each fiscal year thereafter during the time such person is serving as a non-employee director of a non-qualified ten-year option to acquire an additional 3,000 shares of common stock. The Company has reserved 200,000 shares for issuance under this plan. All such options have an exercise price equal to the closing sale price of the common stock on the date of grant. One-fifth of the shares of common stock subject to each initial option grant become exercisable on a cumulative basis on each of the first five anniversaries of the grant of such option. One-third of the shares of common stock subject to each subsequent option grant become exercisable on a cumulative basis on each of the first three anniversaries of the date of the grant of such option. As of December 30, 1996, there were 111,600 options outstanding with a weighted average exercise price of $2.93 per share. The plans provide that shares granted come from the Company's authorized but unissued or reacquired common stock. The price of the options granted pursuant to these plans will not be less than 100 percent of the fair market value of the shares on the date of the grant.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plan for employees been determined based on the fair value at the grant date for awards in fiscal 1994, 1995, and 1996

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                            FISCAL YEAR ENDED
                                                -----------------------------------------
                                                DECEMBER 30,    JANUARY 1,    JANUARY 2,
                                                    1996           1996          1995
                                                ------------   ------------   -----------
Net Earnings (Loss)
  As Reported.................................  $(46,408,880)  $(33,219,474)  $(6,751,254)
  Pro Forma...................................   (47,828,734)   (33,706,928)   (7,136,711)
Net Earnings (Loss) Per Common Share
  As Reported.................................         (0.90)         (0.65)        (0.14)
  Pro Forma...................................  $      (0.93)  $      (0.66)  $     (0.14)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1994, 1995 and 1996, respectively: dividend yield of zero percent for all years; expected volatility of 57, 60 and 64 percent, risk-free interest rates of 7.1, 6.2 and 6.5 percent, and expected lives of 4.7,
5.1 and 3.5 years. The compensation cost disclosed above may not be representative of the effects on reported income in future years, for example, because options vest over several years and additional awards are made each year. Information regarding the employee option plan for 1996, 1995 and 1994 is as follows.

SUMMARY OF THE STATUS OF THE COMPANY'S STOCK OPTION PLANS

                                                     1996                   1995                   1994
                                             --------------------   --------------------   ---------------------
                                                         WEIGHTED               WEIGHTED                WEIGHTED
                                                         AVERAGE                AVERAGE                 AVERAGE
                                                         EXERCISE               EXERCISE                EXERCISE
                                              SHARES      PRICE      SHARES      PRICE       SHARES      PRICE
                                             ---------   --------   ---------   --------   ----------   --------
Outstanding at the beginning of the year...  2,579,484    $4.75     2,915,074    $5.44      2,119,000    $9.95
Granted (exercise price equals market).....     24,100     1.00       500,182     2.37      1,855,376     3.85
Granted (exercise price exceeds market)....    953,056     1.54            --                      --
Exercised..................................         --                     --                      --
Forfeited..................................   (336,010)    2.07      (835,772)    4.00     (1,059,302)    5.09
                                             ---------              ---------              ----------
Outstanding at the end of the year.........  3,220,630     3.94     2,579,484     4.75      2,915,074     5.44
                                             =========              =========              ==========
Options Exercisable at year end............  2,165,934              1,147,650                 572,124
                                             ---------              ---------              ----------
Weighted-average fair value of options
  granted during the year..................  $    0.39(1)           $    1.08              $     2.01

---------------

(1) The weighted-average fair value of options granted whose exercise price exceeds market was also $0.39.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

SUMMARY OF COMPANY STOCK OPTION PLAN'S PRICES

                                                OPTIONS OUTSTANDING
                                     ------------------------------------------
                                                    WEIGHTED-                           OPTIONS EXERCISABLE
                                                     AVERAGE                      -------------------------------
                                       NUMBER       REMAINING      WEIGHTED-          NUMBER         WEIGHTED-
                                     OUTSTANDING   CONTRACTUAL      AVERAGE       EXERCISABLE AT      AVERAGE
RANGE OF EXERCISE PRICES              12/30/96     LIFE (YRS.)   EXERCISE PRICE      12/30/96      EXERCISE PRICE
------------------------             -----------   -----------   --------------   --------------   --------------
$0.75 to $2.00.....................     816,069        9.5            1.52            206,204           1.53
$2.01 to $3.00.....................     896,840        4.7            2.59            470,701           2.56
$3.01 to $4.00.....................     388,125        2.2            3.55            388,125           3.55
$4.01 to $5.00.....................          --         --              --                 --             --
$5.01 to $6.00.....................     816,001        2.6            5.13            801,097           5.13
$6.01 to $20.00....................     303,595        6.9           11.72            299,807          11.71
                                     ----------        ---           -----          ---------          -----
$0.75 to $20.00....................   3,220,630        5.3            3.94          2,165,934           4.86
                                     ==========        ===           =====          =========          =====

     In August 1994, employees granted $11.50, $11.63, $12.33 and $19.00 options were given the opportunity to forfeit those options and be granted an option to purchase a share at $5.13 for every two option shares retired. As a result of this offer, options for 662,228 shares were forfeited in return for options for 331,114 shares at $5.13 per share, and these changes are reflected in the above table.

     In February 1996, employees (excluding executive officers) granted options in 1993 and 1994 with exercise prices in excess of $2.75 were offered the opportunity to exchange for a new option grant for a lesser number of shares at an exercise price of $1.95, which represented a 25% premium over the market price of the Company's common stock on the date the plan was approved. Existing options with an exercise price in excess of $11.49 could be cancelled in exchange for new options on a four to one basis. Options with an exercise price between $11.49 and $2.75 could be cancelled in exchange for new options on a three for one basis. The offer to employees expired April 30, 1996 and, as a result of this offer, options for 49,028 shares were forfeited in return for options for 15,877 shares at the $1.95 exercise price. These changes are reflected in the tables above.

NOTE 8:  LOSS PROVISIONS

     The Company recorded accounting charges and loss provisions of $16,765,195 during the third quarter of 1996, $1,249,644 of which consisted of various selling, general and administrative expenses ($499,644 for bad debt expense and a $750,000 provision for state sales tax audits). Provisions totalling $14,169,777 to close 27 Restaurants and relocate 22 of them ($4,194,344), settle 16 leases on real property underlying these stores ($1,200,000) and sell land underlying the other 11 Restaurants ($307,347), and impairment charges related to an additional 28 under-performing Restaurants ($8,468,035) were recorded. Refinancing costs of $845,775 were also recorded to expense capitalized costs incurred in connection with the Company's previous lending arrangements with its bank group. A provision of $500,000 was also recorded for Champion's finished buildings inventory as an adjustment to fair market value.

     Additional accounting charges and loss provisions of $12,789,609 were recorded during the fourth quarter of 1996, $1,494,730 of which consisted of various selling, general and administrative expenses ($578,810 for severance, $346,000 for employee relocations, bad debt provisions of $366,078, and $203,842 for other charges). Provisions totalling $7,743,608 including $1,429,898 for additional losses on assets to be disposed of, $5,920,746 for impairment charges related to 9 under-performing Restaurants received by the Company as a result of the CDDT bankruptcy in July 1996 and $392,964 for other impairment charges were also recorded. Additionally, in the fourth quarter of 1996, a provision of $350,549 was recorded for legal settlements, a $1,140,746 provision for loss on the disposal of the L.A. Mex product line, workers compensation accruals of $1,093,000 (included in Restaurant labor costs), adjustments to goodwill of $513,676 (included in other depreciation and amortization) and a $453,300 charge for the assumption of minority interests in losses on

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

joint-venture operations as a result of the receipt by the Company of certain assets from the above mentioned CDDT bankruptcy.

     Third quarter 1995 accounting charges and loss provisions of $8,800,000 consisted of $2,934,000 in various selling, general and administrative expenses ($1,167,000) (write-off of receivables, accruals for $125,000 in recruiting fees, $304,000 in relocation costs, $274,000 in severance pay, $101,000 in state income and sales taxes, reserves for $700,000 in legal settlements, the write off of a $263,000 investment in an apparel company); $3,192,000 to provide for Restaurant relocation costs, write-downs and abandoned site costs; $344,000 to expense refinancing costs; $645,000 to provide for inventory obsolescence; $1,500,000 for workers compensation exposure included in Restaurant labor costs and $185,000 in other charges, net, including the $499,000 write-down of excess work in progress inventory costs and a minority interest credit of $314,000.

     Fourth quarter 1995 accounting charges included $3,000,000 for warrants to be issued in settlement of litigation (see Note 9 (b) - Lopez, et al vs. Checkers) to accrue approximately $800,000 for legal fees in connection with the settlement and continued defense of various litigation matters. Additionally, during the fourth quarter of 1995, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121) which required a write-down of certain intangibles and property related to under performing sites. The effect of adopting SFAS 121 was a total charge to earnings for 1995 of $18,935,190, consisting of a $5,850,447 write-down of goodwill and a $13,084,743 write-down of property and equipment.

     The significant loss provisions discussed above during 1995 and 1996 were caused by declining sales and a corresponding decline in cash flows which impacted the Company's ability to support its net assets as reviewed under SFAS No. 121. The result of declining sales and cash flows also necessitated the recording of additional provisions to account for reductions in corporate staffing and other overhead expenses associated with the restructuring required to bring the Company's corporate and support activities in line with the lower levels of sales and cash flows.

     In 1994 the Company recorded provisions totalling $4,500,000 in the first quarter and $11,396,000 in the fourth quarter of 1994. The first quarter $4,500,000 provision included $1,753,000 to provide for the write-off of site costs and the other costs to originally open Restaurants and $1,728,000 in lease liability settlements for the 21 underperforming or closed Restaurants. The fourth quarter 1994 provisions totalling $11,396,000 included a $1,690,000 charge to settle leases and $2,950,000 to expense site costs and other costs to originally open Restaurants for 12 under performing Restaurants to be relocated. These charges, along with the first quarter $4,500,000 charge described above are combined, and the total $9,140,000 was reflected in the Company's 1994 statement of operations. A restructuring charge of $5,631,000 was included in the fourth quarter 1994 provisions to provide for the Company's reorganization due to its inability to find sufficient capital on acceptable terms to maintain its growth rate and the resultant downsizing of staff and offices and the write-off of costs associated with sites which will not be developed and new Restaurant openings which have been delayed. The charge consisted of severance costs, closed office expense, and loss on sale of the Company plane totalling $680,000, and site costs and other costs to open previously anticipated new Restaurants of $4,951,000. Other fourth quarter 1994 provisions included $850,000 for legal costs and an allowance for royalty receivables due from a franchisee involved in a bankruptcy, and $275,000 for settlement of real estate title claims, both of which were included in 1994 selling, general and administrative expenses. Of the 1994 provisions which total $15,896,000, approximately $11,000,000 represents non-cash charges primarily for the write-off of site costs and other costs to originally open the Restaurants. The remaining $4,900,000 primarily represents cash expenditures to be made to settle lease liabilities (approximately $4,100,000) over the remaining lives (up to fourteen years) of the underlying leases.


     Lease payments, other cash charges and asset write-offs in 1996 and 1995 reduced the Reserve for restaurant relocations and abandoned sites by $5,455,767 and $5,190,960, respectively. Legal reserves were utilized by $3,000,000 in 1995 and $686,293 in 1996. Other provisions are typically utilized on a current basis.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                     ACCOUNTING CHARGES AND LOSS PROVISIONS


                                            1996                       1995                       1994
                                  ------------------------   ------------------------   ------------------------
                                   PROVISION     RESERVE      PROVISION     RESERVE      PROVISION     RESERVE
                                     TOTAL       BALANCE        TOTAL       BALANCE        TOTAL       BALANCE
                                  -----------   ----------   -----------   ----------   -----------   ----------
Workers compensation
  adjustments...................  $ 1,093,000   $            $ 1,500,000   $            $         0   $
                                  -----------                -----------                              ----------
Amortization adjustments........      513,676                          0                          0
                                  -----------                -----------                -----------
Excess work-in-progress
  inventory adjustment..........            0                    499,000                          0
                                  -----------                -----------                -----------
Unusual bad debt provisions.....      865,722      865,722     1,167,000            0       850,000            0
State income/sales tax audits...      750,000      750,000       101,000      101,000             0
Severance.......................      578,810      578,810       274,000      274,000             0
Relocations.....................      346,000      346,000       304,000      304,000             0
Recruiting fees.................            0                    125,000      125,000             0
Refinancing costs...............      845,775                    344,000                          0
Legal settlements...............            0       13,707       700,000      700,000             0
Write-off of investment in
  apparel Co....................            0                    263,000                          0
Other...........................      203,842                          0                    275,000
                                  -----------   ----------   -----------   ----------   -----------   ----------
         Total general and
           administrative.......    3,590,149    2,554,239     3,278,000    1,504,000     1,125,000            0
                                  -----------   ----------   -----------   ----------   -----------   ----------
Impairment of long lived
  assets........................   14,781,745                 18,935,190                          0
                                  -----------                -----------                -----------
Closing and relocating
  restaurants...................    5,624,292                  1,199,000                  5,722,000
Settling leases.................    1,200,000                  1,993,000                  3,418,000
Selling land....................      307,347                          0                          0
                                  -----------   ----------   -----------   ----------   -----------   ----------
         Total losses on assets
           to be disposed of....    7,131,639    3,799,770     3,192,000    2,123,898     9,140,000    4,122,858
                                  -----------   ----------   -----------   ----------   -----------   ----------
Loss on disposal of product
  line..........................    1,140,746    1,140,746             0                          0
Write-off restaurant development
  costs.........................            0                          0                  4,951,000
Closed office expense...........            0                          0                    200,000
Loss on sale of Company plane...            0                          0                    230,000
Severance costs/restructuring
  reserve.......................            0            0             0      166,325       250,000
Legal settlements/legal
  reserve.......................      350,549    1,150,549     3,800,000      800,000             0
Champion inventory fair value
  write-down....................      500,000            0       645,000                          0
                                  -----------   ----------   -----------   ----------   -----------   ----------
         Total loss provisions/
           restructuring........    1,991,295    2,291,295     4,445,000      966,325     5,631,000    1,377,373
                                  -----------   ----------   -----------   ----------   -----------   ----------
Unusual adjustments to minority
  interests.....................      453,300                   (314,000)                         0
                                  -----------   ----------   -----------   ----------   -----------   ----------
         Total accounting
           charges and loss
           provisions...........  $29,554,804   $8,645,304   $31,535,190   $4,594,223   $15,896,000   $5,500,231
                                  ===========   ==========   ===========   ==========   ===========   ==========



     Workers compensation adjustments are included in Restaurant labor costs. Amortization adjustments are included in Other depreciation and amortization. Excess work-in progress inventory adjustment is included in Cost of modular restaurant package revenues. The reserve balance for Unusual bad debt provisions is included in Allowances for doubtful receivables and the other reserves related to general and administrative expenses as well as legal reserves are included in Accrued liabilities.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9:  COMMITMENTS AND CONTINGENCIES

     (a) LEASE COMMITMENTS. The Company leases Restaurant properties and office space under operating lease agreements. These operating leases generally have five to ten-year terms with options to renew. Base rent expense on these properties was approximately $8,015,000 in 1996, $9,773,000 in 1995, and $7,800,000 in 1994.

     Future minimum lease payments under noncancelable operating leases as of December 30, 1996 are approximately as follows:

                                                              OPERATING
YEAR ENDING DECEMBER 31                                         LEASES
-----------------------                                       ----------
  1997......................................................   8,245,000
  1998......................................................   7,328,000
  1999......................................................   7,165,000
  2000......................................................   7,349,000
  2001......................................................   6,999,000
  Thereafter................................................  53,599,000

     (b) LITIGATION. Except as described below, the Company is not a party to any material litigation and is not aware of any threatened material litigation:

          In re Checkers Securities Litigation, Master File No. 93-1749-Civ-T-17A. On October 13, 1993, a class action complaint was filed in the United States District Court for the Middle District of Florida, Tampa Division, by a stockholder against the Company, certain of its officers and directors, including Herbert G. Brown, Paul C. Campbell, George W. Cook, Jared D. Brown, Harry S. Cline, James M. Roche, N. John Simmons, Jr. and James F. White, Jr., and KPMG Peat Marwick, the Company's auditors. The complaint alleges, generally, that the Company issued materially false and misleading financial statements which were not prepared in accordance with generally accepted accounting principles, in violation of Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and Florida common law and statute. The allegations, including an allegation that the Company inappropriately selected the percentage of completion method of accounting for sales of modular restaurant buildings, are primarily directed to certain accounting principles followed by Champion. The plaintiffs seek to represent a class of all purchasers of the Company's Common Stock between November 22, 1991 and October 8, 1993, and seek an unspecified amount of damages. Although the Company believes this lawsuit is unfounded and without merit, in order to avoid further expenses of litigation, the parties have reached an agreement in principle for the settlement of this class action. The agreement for settlement provides for one of the Company's director and officer liability insurance carriers and another party to contribute to a fund for the purpose of paying claims on a claims-made basis up to a total of $950,000. The Company has agreed to contribute ten percent (10%) of claims made in excess of $475,000 for a total potential liability of $47,500. The settlement is subject to the execution of an appropriate stipulation of settlement and other documentation as may be required or appropriate to obtain approval of the settlement by the Court, notice to the class of pendency of the action and proposed settlement, and final court approval of the settlements.

          Lopez et al. v. Checkers Drive-In Restaurants, Inc. et al., Case No. 94-282-Civ-T-17C. On February 18, 1994, a class action complaint was filed by four stockholders against the Company, Herbert G. Brown and James Mattei, former officers and directors, in the United States District Court for the Middle District of Florida, Tampa Division. The complaint alleges, generally, that the defendants made certain materially false and misleading public statements concerning the pricing practices of competitors and analysts' projections of the Company's earnings for the year ended December 31, 1993, in violation of

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The plaintiffs seek to represent a class of all purchasers of the Company's Common Stock between August 26, 1993 and March 15, 1994, and seek an unspecified amount of damages. Although the Company believes this lawsuit is unfounded and without merit, in order to avoid further expenses of litigation, the parties have reached an agreement for the settlement of this class action. The agreement for settlement provides for various director and officer liability insurance carriers to pay $8,175,000 cash and for the Company to issue warrants valued at approximately $3,000,000, for the purchase of 5,100,000 shares of the Company common stock at a price of $1.4375 per share. The warrants will be exercisable for a period of four (4) years after the effective date of the settlement. At a hearing held on November 22, 1996, the Court determined that the proposed settlement is fair, reasonable and adequate. The settlement has been implemented and the lawsuit has been dismissed.

          Greenfelder et al. v. White, Jr., et al. On August 10, 1995, a state court complaint was filed in the Circuit Court of the Sixth Judicial Circuit for Pinellas County, Florida, Civil Division, entitled Gail P. Greenfelder and Powers Burgers, Inc. v. James F. White, Jr., Checkers Drive-In Restaurants, Inc., Herbert G. Brown, James E. Mattei, Jared D. Brown, Robert G. Brown and George W. Cook, Case No. 95-4644-C1-21. The original complaint alleged, generally, that certain officers of the Company intentionally inflicted severe emotional distress upon Ms. Greenfelder, who is the sole stockholder, president and director of Powers Burgers, a Checkers franchisee. The original complaint further alleged that Ms. Greenfelder and Powers Burgers were induced to enter into various agreements and personal guarantees with the Company based upon misrepresentations by the Company and its officers and the Company violated provisions of Florida's Franchise Act and Florida's Deceptive and Unfair Trade Practices Act. The original complaint alleged that the Company is liable for all damages caused to the plaintiffs as follows: damages in an unspecified amount in excess of $2,500,000 in connection with the claim of intentional infliction of emotional distress; $3,000,000 or the return of all monies invested by the plaintiffs in Checkers franchises in connection with the misrepresentation of claims; punitive damages; attorneys' fees; and such other relief as the court may deem appropriate. The Court has granted, in whole or in part, three (3) motions to dismiss the plaintiff's complaint, as amended, including an order entered on February 14, 1997, which dismissed the plaintiffs' claim of intentional infliction of emotional distress, with prejudice, but granted the plaintiffs leave to file an amended pleading with respect to the remaining claims set forth in their amended complaint. The Company believes that this lawsuit is unfounded and without merit, and intends to continue to defend it vigorously. No estimate of any possible loss or range of loss resulting from the lawsuit can be made at this time.

          Checkers Drive-In Restaurants, Inc. v. Tampa Checkmate Food Services, Inc., et al. On August 10, 1995, a state court counterclaim and third-party complaint was filed in the Circuit Court of the Thirteenth Judicial Circuit in and for Hillsborough County, Florida, Civil Division, entitled Tampa Checkmate Food Services, Inc., Checkmate Food Services, Inc., and Robert H. Gagne v. Checkers Drive-In Restaurants, Inc., Herbert G. Brown, James E. Mattei, James F. White, Jr., Jared D. Brown, Robert G. Brown and George W. Cook, Case No. 95-3869. In the original action, filed by the Company in July 1995 against Mr. Gagne and Tampa Checkmate Food Services, Inc., a company controlled by Mr. Gagne, the Company is seeking to collect on a promissory note and foreclose on a mortgage securing the promissory note issued by Tampa Checkmate and Mr. Gagne, and obtain declaratory relief regarding the rights of the respective parties under Tampa Checkmate's franchise agreement with the Company. The counterclaim and third party complaint allege, generally, that Mr. Gagne, Tampa Checkmate and Checkmate Food Services, Inc. were induced into entering into various franchise agreements with and personal guarantees to the Company based upon misrepresentations by the Company. The counterclaim and third party complaint seeks damages in the amount of $3,000,000 or the return of all monies invested by Checkmate, Tampa Checkmate and Gagne in Checkers franchises, punitive damages, attorneys' fees and

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     such other relief as the court may deem appropriate. The counterclaim was dismissed by the court on January 26, 1996 with the right to amend. On February 12, 1996 the counterclaimants filed an amended counterclaim alleging violations of Florida's Franchise Act, Florida's Deceptive and Unfair Trade Practices Act, and breaches of implied duties of "good faith and fair dealings" in connection with a settlement agreement and franchise agreement between various of the parties. The amended counterclaim seeks a judgement for damages in an unspecified amount, punitive damages, attorneys' fees and such other relief as the court may deem appropriate. The Company has filed a motion to dismiss the amended counterclaim. The Company believes that this lawsuit is unfounded and without merit, and intends to continue to defend it vigorously. No estimate of any possible loss or range of loss resulting from the lawsuit can be made at this time.

     (c) PURCHASE COMMITMENTS. The Checkers Drive-In Restaurant chain, which includes both the Company and franchisee-owned stores together, has purchase agreements with various suppliers extending beyond one year. Subject to the supplier's quality and performance, the purchases covered by these agreements aggregate approximately $9 million in 1997, $11 million in 1998, $8 million in 1999 and $5 million in 2000.

NOTE 10:  WARRANTS

     As partial consideration for the transfer of a promissory note of the Company (the "Note") back to the Company, the Company is obligated to deliver to the holder of the Note a warrant (the "Warrant") for the purchase of 120,000 shares of Common Stock at a price equal to the average closing sale price of the Common Stock for the ten full trading days ending on the third business day immediately preceding the closing date (such price is referred to as the "Average Closing Price"); however, in the event that the average closing price of the Common Stock for the ninety day period after the closing date is less than the Average Closing Price, the purchase price for the Common Stock under the Warrant will be changed on the 91st day after the closing date to the average closing price for such ninety day period. The Warrant will be exercisable at any time within five years after the closing date. The Company is obligated to register the stock acquired by the holders of the Note under the Warrant. It is anticipated that the transaction will close in the second quarter of 1996.

     The Company issued warrants for the purchase of 5,100,000 shares of the Company's Common Stock at a price of $1.4375 per share. These warrants, valued at $3,000,000, were issued in settlement of certain litigation (note 9 (b) -Lopez, et al vs. v.Checkers), and will be exercisable for a period of four years after the effective date of the settlement.

     On November 22, 1996, the Company issued warrants to purchase 20 million shares of Common Stock of the Company to the members of the new lender group (see Note 3) at an exercise price of $0.75 per share which was the approximate market price of the common stock prior to the announcement of the transfer of the debt. These warrants were valued at $6,463,132, the value of the concessions given as consideration for the warrants. The warrants are exercisable at any time until November 22, 2002. Checkers is obligated to register the common stock issuable under the warrants within six months and to maintain such registration for the life of the warrants. The holders of the warrants also have other registration rights relating to the common stock to be issued under the warrants. The warrants contain customary antidilution provisions. The warrants to purchase 150,000 shares of Checkers common stock for $2.69 per share, which were issued in April 1995 to Checkers' prior bank lending group under the prior loan agreement, were cancelled.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11:  UNAUDITED QUARTERLY FINANCIAL DATA

     The following table presents selected quarterly financial data for the periods indicated (in 000's, except per share data):

                                                   FIRST    SECOND     THIRD      FOURTH
                                                  QUARTER   QUARTER   QUARTER    QUARTER
                                                  -------   -------   --------   --------
1996
Net revenues....................................  $38,423   $38,650   $ 37,088   $ 50,799
Impairment of long-lived assets.................       --        --      8,468      6,814
Losses on assets to be disposed of..............       --        --      5,702      1,430
Loss provisions.................................       --        --        500      1,491
Loss from operations............................      714    (1,428)   (21,303)   (20,195)
Net loss........................................     (252)   (1,548)   (24,423)   (20,366)
Earnings per share..............................  $  (.00)  $  (.02)  $   (.47)  $   .(39)
1995
Net revenues....................................  $46,044   $48,923   $ 43,451   $ 51,887
Impairment of long-lived assets.................       --        --         --     18,935
Losses on assets to be disposed of..............       --        --      3,192         --
Loss provisions.................................       --        --        645      3,800
Loss from operations............................   (1,618)     (691)   (10,516)   (24,391)
Net loss........................................   (1,693)   (1,231)    (7,312)   (22,983)
Earnings per share..............................  $  (.03)  $  (.02)  $   (.14)  $   (.45)
1994
Net revenues....................................  $51,735   $47,157   $ 50,789   $ 65,434
Losses on assets to be disposed of..............    4,500        --         --      4,640
Loss provisions.................................       --        --         --      5,631
Loss from operations............................   (2,367)    2,661      1,328     (9,522)
Net loss........................................   (1,758)    1,265        387     (6,646)
Earnings per share..............................  $  (.04)  $   .03   $    .01   $   (.13)

NOTE 12:  UNAUDITED SUBSEQUENT EVENT

     On March 25, 1997, Checkers agreed in principle to a merger transaction pursuant to which Rally's Hamburgers, Inc., a Delaware corporation ("Rally's"), was to become a wholly-owned subsidiary of Checkers. Under the terms of the letter of intent executed by Checkers and Rally's, each share of Rally's common stock would be convened into three shares of Checkers' Common Stock upon consummation of the merger. The transaction was subject to negotiation of definitive agreements, receipt of fairness opinions by each party, receipt of stockholder and other required approvals and other customary conditions and the ability to use the pooling of interests method of accounting for the merger. On June 16, 1997, the Company announced the termination of merger negotiations due to the inability to obtain prior approval from the Securities and Exchange Commission for favorable accounting treatment of the proposed merger. Certain legal, accounting and other expenses totalling $350,000 associated with the proposed transaction were included in general and administrative expenses for the quarter ended June 16, 1997.

                                                                   SCHEDULE VIII

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                      SCHEDULE VIII -- VALUATION ACCOUNTS

                                                   BALANCE AT                             BALANCE AT
                                                   BEGINNING                                END OF
DESCRIPTION                                        OF PERIOD     EXPENSED    DEDUCTIONS     PERIOD
-----------                                        ----------   ----------   ----------   ----------
Year ended January 2, 1995
  Allowance for doubtful receivables.............  $  165,000   $  887,000    $968,000    $   84,000
                                                   ==========   ==========    ========    ==========
Year ended January 1, 1996
  Allowance for doubtful receivables.............  $   84,000   $2,261,196    $987,258    $1,357,938
                                                   ==========   ==========    ========    ==========
Year ended December 30, 1996
  Allowance for doubtful receivables.............  $1,357,938   $1,310,818    $451,920    $2,216,836
                                                   ==========   ==========    ========    ==========

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                              SEPTEMBER 8,   DECEMBER 30,
                                                                  1997           1996
                                                              ------------   ------------
                                                              (UNAUDITED)
                                         ASSETS
CURRENT ASSETS:
Cash and cash equivalents:
  Restricted................................................    $  2,557       $  1,505
  Unrestricted..............................................       1,164          1,551
Accounts receivable.........................................       1,810          1,544
Notes receivable............................................         617            214
Inventory...................................................       2,045          2,261
Property and equipment held for sale........................       5,860          7,608
Income taxes receivable.....................................          --          3,514
Deferred loan costs.........................................       1,625          2,452
Prepaid expenses and other current assets...................       1,046            306
                                                                --------       --------
          Total current assets..............................      16,724         20,955
Property and equipment, at cost, net of accumulated
  depreciation and amortization.............................      89,964         98,188
Intangibles, net of accumulated amortization................      12,278         12,284
Deferred loan costs -- less current portion.................       1,671          3,900
Deposits and other non-current assets.......................         663            783
                                                                --------       --------
                                                                $121,300       $136,110
                                                                ========       ========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term debt.............................................    $     --       $  2,500
Current installments of long-term debt......................       7,274          9,589
Accounts payable............................................       8,741         15,142
Accrued wages, salaries and benefits........................       2,286          2,528
Reserves for restaurant relocations and abandoned sites.....       2,412          3,800
Other accrued liabilities...................................      10,130         13,784
Deferred income.............................................         391            337
                                                                --------       --------
          Total current liabilities.........................      31,234         47,680
Long-term debt, less current installments...................      30,136         39,906
Deferred franchise fee income...............................         421            466
Minority interests in joint ventures........................       1,021          1,455
Other long-term liabilities.................................       7,118          6,263
                                                                --------       --------
          Total liabilities.................................      69,930         95,770
STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par value, authorized 2,000,000
  shares, no shares outstanding.............................          --             --
Common stock, $.001 par value, authorized 150,000,000
  shares, issued and outstanding 70,132,472 at September 8,
  1997 and 51,768,480 at December 30, 1996..................          70             52
Additional paid-in capital..................................     110,435         90,339
Warrants....................................................       9,463          9,463
Retained earnings...........................................     (68,198)       (59,114)
                                                                --------       --------
                                                                  51,770         40,740
Less treasury stock, at cost, 578,904 shares................         400            400
                                                                --------       --------
          Net stockholders' equity..........................      51,370         40,340
                                                                --------       --------
                                                                $121,300       $136,110
                                                                ========       ========

            See Notes to Condensed Consolidated Financial Statements

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                        QUARTERS ENDED             THREE QUARTERS ENDED
                                                  ---------------------------   ---------------------------
                                                  SEPTEMBER 8,   SEPTEMBER 9,   SEPTEMBER 8,   SEPTEMBER 9,
                                                      1997           1996           1997           1996
                                                  ------------   ------------   ------------   ------------
REVENUES:
Net restaurant sales............................    $30,786        $ 34,875       $ 94,987       $107,193
Franchise revenues and fees.....................      1,797           1,966          5,122          6,075
Modular restaurant packages.....................        150             247            494            893
                                                    -------        --------       --------       --------
          Total revenues........................     32,733          37,088        100,603        114,161
                                                    -------        --------       --------       --------
COSTS AND EXPENSES:
Restaurant food and paper costs.................      9,715          12,417         31,223         37,080
Restaurant labor costs..........................      9,887          13,139         31,017         38,341
Restaurant occupancy expense....................      2,798           3,171          8,029          8,827
Restaurant depreciation and amortization........      1,904           2,064          5,732          6,023
Advertising expense.............................      1,588           1,490          4,828          3,597
Other restaurant operating expense..............      3,100           3,716          9,533          9,954
Costs of modular restaurant package revenues....        150             382            439          1,380
Other depreciation and amortization.............        518           1,053          1,546          2,720
General and administrative expenses.............      3,377           6,289         10,276         13,585
Impairment of long-lived assets.................         --           8,468             --          8,468
Losses on assets to be disposed of..............         --           5,702             --          5,702
Loss provisions.................................         --             500             --            500
                                                    -------        --------       --------       --------
          Total costs and expenses..............     33,037          58,391        102,623        136,177
                                                    -------        --------       --------       --------
          Operating (loss) income...............       (304)        (21,303)        (2,020)       (22,016)
                                                    -------        --------       --------       --------
OTHER INCOME (EXPENSE):
Interest income.................................         57             126            238            622
Interest expense................................     (1,046)         (1,338)        (3,566)        (3,854)
Interest -- loan cost amortization..............       (445)            (69)        (3,100)          (159)
                                                    -------        --------       --------       --------
Loss before minority interests and income tax
  expense.......................................     (1,738)        (22,584)        (8,448)       (25,407)
Minority interests..............................         (0)            (56)           (60)            10
                                                    -------        --------       --------       --------
Loss before income tax expense..................     (1,738)        (22,528)        (8,388)       (25,417)
Income tax expense..............................         --           1,715             --            626
                                                    -------        --------       --------       --------
          Net loss..............................    $(1,738)       $(24,243)      $ (8,388)      $(26,043)
                                                    =======        ========       ========       ========
Preferred dividends.............................        696              --            696             --
                                                    =======        ========       ========       ========
Net loss to common shareholders.................    $(2,434)       $(24,243)      $ (9,084)      $(26,043)
                                                    =======        ========       ========       ========
Net loss per common share.......................    $ (0.04)       $  (0.47)      $  (0.15)      $  (0.50)
                                                    =======        ========       ========       ========
Weighted average number of common shares
  outstanding...................................     65,548          51,768         60,163         51,722
                                                    =======        ========       ========       ========

            See Notes to Condensed Consolidated Financial Statements

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                 THREE QUARTERS ENDED
                                                              ---------------------------
                                                              SEPTEMBER 8,   SEPTEMBER 9,
                                                                  1997           1996
                                                              ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................    $ (8,388)      $(26,043)
Adjustments to reconcile net earning to net cash (used in)
  provided by operating activities:
  Depreciation and amortization.............................       7,278          8,742
  Impairment of long-lived assets...........................          --          8,468
  Losses on assets to be disposed of........................          --          5,702
  Refinancing costs.........................................          --            846
  Deferred loan cost amortization...........................       3,100            159
  Provision for bad debt, inventory obsolescence and sales
    tax.....................................................         323          1,750
  (Gain) loss on disposal of property and equipment.........          81            165
  Minority interests in (losses) earnings...................         (60)            10
Change in assets and liabilities:
  (Increase), Decrease in accounts receivable...............      (1,351)         2,959
  Decrease in notes receivable..............................          78             --
  Decrease in inventory.....................................         260            300
  Decrease, (Increase) in costs and earnings in excess of
    billings on uncompleted contracts.......................         238            (90)
  Decrease in income taxes receivable.......................       3,514          2,825
  Increase in prepaid expenses and other....................        (773)        (1,115)
  Decrease in deferred income tax assets....................          --            406
  Decrease, (Increase) in deposits and other long-term
    assets..................................................         119             (8)
  (Decrease), Increase in accounts payable..................      (6,205)         3,168
  Decrease in accrued liabilities...........................      (3,960)        (1,000)
  Increase in deferred income...............................          10            105
                                                                --------       --------
         Net cash (used in) provided by operating
         activities.........................................      (5,736)         7,349
                                                                --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures........................................      (1,198)        (2,963)
Proceeds from sale of assets................................       3,280          1,469
Cash paid for business purchases............................        (155)          (200)
                                                                --------       --------
         Net cash provided by (used in) investing
         activities.........................................       1,927         (1,694)
                                                                --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments on short term debt...............................      (2,500)            --
Principal payments on long-term debt........................     (12,423)        (3,826)
Net proceeds from private placement.........................      19,450             --
Proceeds from investment by minority interests..............          --            285
Distributions to minority interests.........................         (53)          (153)
                                                                --------       --------
         Net cash provided by (used in) financing
         activities.........................................       4,474         (3,694)
                                                                --------       --------
         Net increase in cash...............................         665          1,961
                                                                --------       --------
Cash at beginning of period.................................       3,056          3,364
                                                                --------       --------
Cash at end of period.......................................    $  3,721       $  5,325
                                                                ========       ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid...............................................    $  4,071       $  3,957
Capital lease obligations incurred..........................          --            225
                                                                ========       ========
SCHEDULE OF NONCASH INVESTING ACTIVITIES:
Acquisitions:
  Fair value of tangible assets acquired....................    $     45       $  7,994
  Receivables forgiven......................................         (38)        (5,429)
  Intangibles recorded......................................         699          1,908
  Reversal of deferred gain.................................          --          1,422
  Liabilities assumed.......................................        (433)        (3,354)
  Assets transferred........................................        (438)            --
  Minority interests dissolved (recorded)...................         320         (2,341)
                                                                --------       --------
         Total cash paid for net assets acquired............    $    155       $    200
                                                                ========       ========

            See Notes to Condensed Consolidated Financial Statements

SCHEDULE OF NONCASH FINANCING ACTIVITIES

     On August 6, 1997, in connection with the Company's February 21, 1997 private placement which included the issuance of 87,719 shares of the Company's Series A preferred stock (the "Private Placement"), the 87,719 shares of preferred stock were converted into 8,771,900 shares of the company's common stock, valued at $9,999,966. In accordance with the agreement underlying the Private Placement (the "Private Placement Agreement"), the company also issued 610,524 shares of common stock as a dividend pursuant to the liquidation preference provisions of the Private Placement Agreement, valued at $696,000 to the holders of the preferred stock issued in the Private Placement.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) BASIS OF PRESENTATION -- The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary to present fairly the information set forth therein have been included. The operating results for the quarter and the three quarters ended September 8, 1997, are not necessarily an indication of the results that may be expected for the fiscal year ending December 29, 1997. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 30, 1996. Therefore, it is suggested that the accompanying financial statements be read in conjunction with the Company's December 30, 1996 consolidated financial statements. The Company's calendar reporting year ends on the Monday closest to December 31. Each quarter consists of three 4-week periods with the exception of the fourth quarter which consists of four 4-week periods.

     (b) PURPOSE AND ORGANIZATION -- The principal business of Checkers Drive-In Restaurants, Inc. (the "Company") is the operation and franchising of Checkers Restaurants. At September 8, 1997, there were 480 Checkers Restaurants operating in 23 different states, the District of Columbia, and Puerto Rico. Of those Restaurants, 232 were Company-operated (including thirteen joint venture Restaurants) and 248 were operated by franchisees. The accounts of the joint ventures have been included with those of the Company in these consolidated financial statements. Champion Modular Restaurant Company, a division of the Company, ("Champion") manufactures Modular Restaurant Packages ("MRP's") primarily for the Company and franchisees.

     The consolidated financial statements also include the accounts of all of the Company's subsidiaries. Intercompany balances and transactions have been eliminated in consolidation and minority interests have been established for the outside partners' interests.

     (c) REVENUE RECOGNITION -- Franchise fees are generated from the sale of rights to develop, own and operate Restaurants. Such fees are based on the number of potential Restaurants in a specific area which the franchisee agrees to develop pursuant to the terms of the franchise agreement between the Company and the franchisee and are recognized as income on a pro rata basis when substantially all of the Company's obligations per location are satisfied, generally at the opening of the Restaurant. Franchise fees are non-refundable. The Company receives royalty fees from franchisees based on a percentage of each restaurant's gross revenues. Royalty fees are recognized as earned. Champion recognizes revenues on the percentage-of-completion method, measured by the percentage of costs incurred to the estimated total costs of the contract.

     (d) CASH, AND CASH EQUIVALENTS -- The Company considers all highly liquid instruments purchased with an original maturity of less than three months to be cash equivalents. Restricted cash consists of cash on deposit with various financial institutions as collateral to support the Company's obligation to the States of Florida and Georgia for potential Workers' Compensation claims. This cash is not available for the Company's use until such time that the respective states permit its release.

     (e) RECEIVABLES -- Receivables consist primarily of franchise fees, royalties and notes due from franchisees, and receivables from the sale of modular restaurant packages. Allowances for doubtful receivables were $1.9 million at September 8, 1997 and $2.2 million at December 30, 1996.

     (f) INVENTORY -- Inventories are stated at the lower of cost (first-in, first-out (FIFO) method) or market.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

     (g) DEFERRED LOAN COSTS -- Deferred loan costs of $6.9 million incurred in connection with the Company's November 22, 1996 restructure of its primary credit facility (see Note 2) are being amortized on the effective interest method.

     (h) PROPERTY AND EQUIPMENT AND PROPERTY AND EQUIPMENT HELD FOR
RESALE -- Property and equipment ("P & E") are stated at cost except for P & E that have been impaired, for which the carrying amount is reduced to estimated fair value. Property and equipment under capital leases are stated at their fair value at the inception of the lease. Property and equipment held for resale is carried at fair market value, adjusted for new market conditions on a quarterly basis. Depreciation and amortization are computed on straight-line method over the estimated useful lives of the assets.

     (i) IMPAIRMENT OF LONG LIVED ASSETS -- During the fourth quarter of 1995, the Company early adopted the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ("SFAS 121") which requires the write-down of certain intangibles and tangible property associated with under performing sites to the level supported by the forecasted discounted cash flow.

     (j) GOODWILL AND NON-COMPETE AGREEMENTS -- Goodwill and non-compete agreements are being amortized over 20 years and 3 to 7 years, respectively, on a straight-line basis.

     (k) INCOME TAXES -- The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset or liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (see Note 5).

     (l) USE OF ESTIMATES -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     (m) DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS -- The balance sheets as of September 8, 1997 and December 30, 1996, reflect the fair value amounts which have been determined, using available market information and appropriate valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Cash and cash equivalents, receivables, accounts payable, and short-term debt -- The carrying amounts of these items are a reasonable estimate of their fair value. Long-term debt -- Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

     (n) NEW ACCOUNTING STANDARDS -- In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS 128") which is effective for reporting periods ending after December 15, 1997. SFAS 128 replaces the presentation of primary earnings per share and fully diluted earnings per share previously found in Accounting Principles Board

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

Opinion No. 15, "Earnings Per Share" ("APB 15") with basic earnings per share and diluted earnings per share. Due to the net losses for each of the periods ended September 8, 1997 and September 9, 1996, the inclusion of options and warrants would result in an antidilutive per share amount. Therefore, for all periods presented, such options and warrants are excluded from earnings per share calculations under both APB 15 and, on a proforma basis, SFAS 128.

     In June 1997, the Financial Accounting Standards Board issued SFAS 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. This statement is effective for fiscal years beginning after December 15, 1997. Reclassification of the Company's financial statements for earlier periods provided for comparative purposes will be required. The Company believes that this standard will not have a material adverse effect on the Company's financial statements.

     (o) RECLASSIFICATIONS -- Certain amounts in the 1996 financial statements have been reclassified to conform to the 1997 presentation.

NOTE 2.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                              SEPTEMBER 8,   DECEMBER 30,
                                                                  1997           1996
                                                              ------------   ------------
                                                                    (DOLLARS)IN THOUSANDS
Notes payable under Loan Agreement..........................    $26,347        $35,818
Notes payable due at various dates, secured by buildings and equipment, with interest at rates primarily ranging from
  9.0% to 18.0%, payable monthly............................      6,735          8,963
Unsecured notes payable, bearing interest at rates ranging
  from prime to 12.0%.......................................      2,881          3,481
Other, at interest rates ranging from 7.0% to 10.0%.........      1,447          1,233
                                                                -------        -------
          Total long-term debt..............................     37,410         49,495
Less current installments...................................      7,274          9,589
                                                                -------        -------
Long-term debt, less current installments...................    $30,136        $39,906
                                                                =======        =======

     On July 29, 1996, the debt under the Company's prior bank loan agreement (the "Loan Agreement") and credit line ("Credit Line") was acquired from a bank group by an investor group led by an affiliate of DDJ Capital Management, LLC (collectively, "DDJ"). The Company and DDJ began negotiations for restructuring of the debt. On November 14, 1996, and prior to consummation of a formal debt restructuring with DDJ, the debt under the Loan Agreement and Credit Line was acquired from DDJ by a group of entities and individuals, most of whom are engaged in the fast food restaurant business. This investor group (the "CKE Group") was led by CKE Restaurants, Inc., the parent of Carl Karcher Enterprises, Inc., Casa Bonita, Inc., and Summit Family Restaurants, Inc. Also participating were most members of the DDJ Group, as well as KCC Delaware Company, a wholly-owned subsidiary of Giant Group, Ltd., which is a principal shareholder of Rally's Hamburgers, Inc. Waivers of all defaults under the Loan Agreement and Credit Line were granted through November 22, 1996, to provide a period of time during which the Company and the CKE Group could negotiate an agreement on debt restructuring.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

     On November 22, 1996, the Company and the CKE Group executed an Amended and Restated Credit Agreement (the "Restated Credit Agreement") thereby completing a restructuring of the debt under the Loan Agreement. The Restated Credit Agreement consolidated all of the debt under the Loan Agreement and the Credit Line into a single obligation. At the time of the restructuring, the outstanding principal balance under the Loan Agreement and the Credit Line was $35.8 million. Pursuant to the terms of the Restated Credit Agreement, the term of the debt was extended by one (1) year until July 31, 1999, and the interest rate payable to the CKE Group on the indebtedness was reduced to a fixed rate of 13% (the effective interest rate on this obligation including the amortization of $6.9 million in deferred loan costs is 20.1%). In addition, all principal payments were deferred until May 19, 1997, and the CKE Group agreed to eliminate certain financial covenants, to relax others and to eliminate approximately $4.3 million in cash loan fees under the Loan Agreement. The Restated Credit Agreement also provided that certain members of the CKE Group agreed to provide to the Company a short term revolving line of credit of up to $2.5 million, also at a fixed interest rate of 13% (the "Secondary Credit Line"). In consideration for the restructuring, the Restated Credit Agreement required the Company to issue to the CKE Group warrants to purchase an aggregate of 20 million shares of the Companys' common stock at an exercise price of $.75 per share, which was the approximate market price of the common stock prior to the announcement of the debt transfer. As of September 8, 1997, the Company has reduced the principal balance under the Restated Credit Agreement by $9.4 million and has repaid the Secondary Credit Line in full. A portion of the funds utilized to make these principal reduction payments were obtained by the Company from the sale of certain closed restaurant sites to third parties. Additionally, the Company utilized $10.5 million of the proceeds from the February 21, 1997, private placement which is described later in this section for these principal reduction payments. Pursuant to the Restated Credit Agreement, the prepayments of principal made in 1996 and early in 1997 will relieve the Company of the requirement to make any of the regularly scheduled principal payments under the Restructured Credit Agreement which would have otherwise become due in fiscal year 1997 through maturity. The Amended and Restated Credit Agreement provides however, that 50% of any future asset sales must be utilized to prepay principal.

     The Company has outstanding promissory notes in the aggregate principal amount of approximately $3.8 million at September 8, 1997 and $3.5 million at October 9, 1997 (the "Notes") payable to Rall-Folks, Inc. ("Rall-Folks"), Restaurant Development Group, Inc. ("RDG") and Nashville Twin Drive-Through Partners, L.P. ("N.T.D.T."). The Company had agreed to acquire the Notes issued to Rall-Folks and RDG in consideration of the issuance of an aggregate of approximately 1.9 million shares of Common Stock and the Note issued to NTDT in exchange for a convertible note in the same principal amount and convertible into approximately 614,000 shares of Common Stock pursuant to purchase agreements entered into in 1995 and subsequently amended. All three of the parties received varying degrees of protection on the purchase price of the promissory notes. Accordingly, the actual number of shares to be issued will be determined by the market price of the Company's stock. The Company was not able to consummate these transactions as originally scheduled. Pursuant to the most recent amendment, consummation of the Rall-Folks, RDG and NTDT purchases is to occur prior to December 16, November 25, and November 15, 1997, respectively, subject to extension in certain cases. The Company does not currently have sufficient cash available to pay one or more of these notes if required to do so.

NOTE 3:  STOCKHOLDERS' EQUITY

     On February 21, 1997, the Company completed a private placement (the "Private Placement") of 8,771,929 shares of the Company's common stock, $.001 par value, and 87,719 shares of the Company's Series A preferred stock, $114 par value (the "Preferred Stock"). CKE Restaurants, Inc. purchased 6,162,299 of the Company's common stock and 61,623 of the Preferred Stock and other qualified investors, including

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

other members of the CKE Group of lenders under the Restated Credit Agreement, also participated in the Private Placement. The Company received approximately $19.5 million in net proceeds from the Private Placement.

     On August 6, 1997, the 87,719 shares of preferred stock were converted into 8,771,900 shares of the company's common stock, valued at $9,999,966. In accordance with the agreement underlying the Private Placement (the "Private Placement Agreement"), the company also issued 610,514 shares of common stock as a dividend pursuant to the liquidation preference provisions of the Private Placement Agreement, valued at $696,000 to the holders of the preferred stock used in the Private Placement.

     At the Company's Annual Meeting of Stockholders held on August 6, 1997, stockholders approved an amendment to the Company's Certificate of Incorporation increasing the number of authorized shares of common stock from 100,000,000 to 150,000,000 shares.

NOTE 4:  STOCK OPTION PLANS

     In August 1991, the Company adopted the 1991 stock option plan, as amended, for employees whereby incentive stock options, non-qualified stock options, stock appreciation rights and restrictive shares can be granted to eligible salaried individuals. The plan was amended on August 6, 1997 by the approval of the stockholders to increase the number of shares subject to the plan from 3,500,000 to 5,000,000.

     In 1994, the Company adopted the 1994 stock option plan for non-employee directors, as amended (The "Directors Plan"). The Directors Plan was amended on August 6, 1997 by the approval of the Company's stockholders to increase the number of shares subject to the Directors plan from 200,000 to 5,000,000. The Directors Plan provided for the automatic grant to each non-employee director upon election to the Board of Directors of a non-qualified, ten-year option to acquire shares of the Company's common stock, with the subsequent automatic grant on the first day of each fiscal year thereafter during the time such person is serving as a non-employee director of a non-qualified ten-year option to acquire additional shares of common stock. One-fifth of the shares of common stock subject to each initial option grant become exercisable on a cumulative basis on each of the first five anniversaries of the grant of such option. One-third of the shares of common stock subject to each subsequent option grant become exercisable on a cumulative basis on each of the first three anniversaries of the date of the grant of such option. Each non-employee director serving on the Board as of July 26, 1994 received options to purchase 12,000 shares. Each new non-employee director elected or appointed subsequent to that date also received options to purchase 12,000 shares. Each non-employee director has also received additional options to purchase 3,000 shares of common stock on the first day of each fiscal year. On August 6, 1997 the Directors Plan was amended to provide: (i) an increase in the option grant to new non-employee directors to 100,000 shares, (ii) an increase in the annual option grant to 20,000 shares and (iii) the grant of an option to purchase 300,000 shares to each non-employee director who was a Director both immediately prior to and following the effective date of the amendment.

     Both the 1991 Stock Option Plan and the Directors Plan provide that the shares granted come from the Company's authorized but unissued or reacquired common stock. The exercise price of the options granted pursuant to these plans will not be less than 100 percent of the fair market value of the shares on the date of grant. An option may vest and be exercisable immediately as of the date of the grant and no option will be exercisable and will expire after ten years from the date granted.

     In August 1994, employees granted $11.50, $11.63, $12.33 and $19.00 options were given the opportunity to forfeit those options and be granted an option to purchase a share at $5.13 for every two option shares retired. As a result of this offer, options for 662,228 shares were forfeited in return for options for 331,114 shares at $5.13 per share.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

     In February 1996, employees (excluding executive officers) granted options in 1993 and 1994 with exercise prices in excess of $2.75 were offered the opportunity to exchange for a new option grant for a lesser number of shares at an exercise price of $1.95, which represented a 25% premium over the market price of the Company's common stock on the date the plan was approved. Existing options with an exercise price in excess of $11.49 could be cancelled in exchange for new options on a four to one basis. Options with an exercise price between $11.49 and $2.75 could be cancelled in exchange for new options on a three for one basis. The offer to employees expired April 30, 1996 and, as a result of this offer, options for 49,028 shares were forfeited in return for options for 15,877 shares at the $1.95 exercise price.

     During the quarter ended March 24, 1997, the Company granted 285,000 options pursuant to the terms of the 1991 Employee Stock Option Plan referenced above and the Company granted options to purchase a total of 500,000 shares of its common stock as part of compensation packages for two new executive officers, which options were not granted pursuant to the terms of the 1991 Employee Stock Option Plan. During the quarter ended June 16, 1997, 12,000 options were granted pursuant to the terms of the Directors Plan and during the quarter ended September 8, 1997, 1.6 million options were granted pursuant to the terms of the Directors Plan

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in fiscal 1996 and each of the first three quarters of 1997 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced by approximately $1.4 million, $680,000, $43,000 and $1.0 million, respectively, on a pro forma basis. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and the first three quarters of fiscal 1997, respectively: dividend yield of zero percent for all periods; expected volatility of 64, 81, and 89 percent, risk-free interest rates of 6.5, 6.0, and 5.9 percent, and expected lives of 3.5, 2, and 2 years, respectively. The compensation cost disclosed above may not be representative of the effects on reported income in future quarters, for example, because options vest over several years and additional awards are made each year.

NOTE 5:  INCOME TAXES

     The Company recorded income tax benefits of $660,000 for the quarter ended September 8, 1997 and $8.6 million for the quarter ended September 9, 1996, or 38.0% of the losses before income taxes. The Company then recorded valuation allowances of $660,000 and $10.3 million against deferred income tax assets as of September 8, 1997 and September 9, 1996 respectively. The Company's total valuation allowances of $30.0 million as of September 8, 1997, is maintained on deferred tax assets which the Company has not determined to be more likely than not realizable at this time. Subject to a review of the tax assets, these valuation allowances will be reversed during periods in the future in which the Company records pre-tax income, in amounts necessary to offset any then recorded income tax expenses attributable to such future periods.

NOTE 6:  LOSS PROVISIONS

     The Company recorded accounting charges and loss provisions of $16.8 million during the third quarter of 1996, $2.1 million of which consisted of various selling, general and administrative expenses. Provisions totalling $14.2 million to close 27 Restaurants, relocate 22 of them ($4.2 million), settle 16 leases on real property underlying these stores ($1.2 million) and sell land underlying the other 11 Restaurants ($307,000), and impairment charges related to an additional 28 under-performing Restaurants ($8.5 million) were

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

recorded. Included in general and administrative expenses in the third quarter of 1996 are refinancing costs of $845,775 recorded to expense capitalized loan costs incurred in connection with the Company's previous lending arrangements with its bank group, $499,644 in unusual bad debt provisions, and $750,000 in provisions for state sales tax audits. A loss provision of $500,000 was also recorded to adjust Champion's finished buildings inventory to fair market value.

NOTE 7:  SUBSEQUENT EVENT


     In October 1997, the Company and Rally's Hamburgers, Inc. ("Rally's") entered into an employment agreement with James J. Gillespie, effective November 10, 1997, pursuant to which he is to serve as Chief Executive Officer of the Company and Rally's. Mr. Gillespie is also to serve as a director of the Company and Rally's. The term of employment is for two years, subject to automatic renewal by the Company and Rally's for one-year periods thereafter, at an annual base salary of $282,500. Mr. Gillespie is also entitled to participate in the incentive bonus plans of the Company and Rally's. Upon execution of the employment agreement, Mr. Gillespie was granted an option to purchase 300,000 shares of Rally's common stock, $.10 par value per share, at an exercise price equal to the closing price on November 10, 1997 as reported in the Wall Street Journal, and is entitled to receive, on November 10, 1997, a signing bonus of $50,000. The option vests in three equal annual installments commencing on November 10, 1998; provided, that if the term of the agreement is not extended to November 10, 2000, the option shall become fully vested on November 10, 1999. Mr. Gillespie is entitled to choose to participate in either the Company's or Rally's employee benefit plans and programs and is entitled to reimbursement of his reasonable moving expenses and a relocation fee of $5,000. The agreement may be terminated at any time for cause. If Mr. Gillespie is terminated without cause, he will be entitled to receive his base annual salary, and any earned unpaid bonus, through the unexpired term of the agreement, payable in a lump sum or as directed by Mr. Gillespie. Mr. Gillespie has agreed to keep confidential all non-public information about the Company and Rally's during the term of his employment and for a two-year period thereafter. In addition, Mr. Gillespie has agreed that he will not, during his employment, engage in any business which is competitive with either the Company or Rally's. The Company and Rally's intend to share the costs associated with this agreement.

                                                                      APPENDIX A

                    AMENDED AND RESTATED PURCHASE AGREEMENT

     This Amended and Restated Purchase Agreement (the "Agreement") is made and entered into as of this 14th day of May 1997, by and between Rall-Folks, Inc., a Georgia corporation ("Rall-Folks"), and Checkers Drive-In Restaurants, Inc., a Delaware corporation ("Checkers"), and amends and restates in its entirety that certain Purchase Agreement between Rall-Folks and Checkers, dated as of August 2, 1995, as amended by Amendment No. 1 to Purchase Agreement, dated as of October 20, 1995, Amendment No. 2 to Purchase Agreement, dated as of April 11, 1996, and Amendment No. 3 to Purchase Agreement, dated as of June 12, 1996.

                                  WITNESSETH:

     WHEREAS, Rall-Folks holds three promissory notes of Checkers, each dated May 4, 1994, in the original principal amounts of $1,793,891, $71,036 and 30,536 (the "Notes"); and

     WHEREAS, Checkers desires to acquire the Notes and Rall-Folks desires to sell the Notes to Checkers, upon the terms and subject to the conditions set forth in this Agreement.

     NOW, THEREFORE, in consideration of the premises, the mutual representations, warranties, covenants and agreements hereinafter contained, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:

                                   ARTICLE I

                               PURCHASE AND SALE

     1.01 Purchase and Sale of the Notes. Subject to and upon the terms and conditions hereinafter set forth and the representations and warranties contained herein, Checkers agrees to purchase from Rall-Folks, and Rall-Folks agrees to sell, assign, transfer and deliver to Checkers, free and clear of any and all liens, encumbrances, liabilities, claims, charges and restrictions of any kind or nature whatsoever, all of Rall-Folks's right, title and interest (which will be good, valid and complete) in and to the Notes.

     1.02 Non-Assumption of Liabilities. None of the provisions of this Agreement will be deemed to create any obligation or liability of Checkers to any person or entity that is not a party to this Agreement, whether under a third-party beneficiary theory, successor liability theory or otherwise.

                                   ARTICLE II

                                 PURCHASE PRICE

     2.01 Purchase Price. The aggregate purchase price (the "Purchase Price") payable to Rall-Folks for the Notes will be equal to the outstanding balance (principal and accrued interest) due under the Notes on the Closing Date (as hereinafter defined) payable in shares of the common stock of Checkers, par value $.001 per share ("Common Stock"). The number of shares to be issued (the "Stock Payment") shall be equal to the amount determined by dividing the Purchase Price by the arithmetic average (rounded to the nearest penny) of the closing sale price per share of the Common Stock as reported on the Nasdaq Stock Market's National Market for the five full trading days ending on the third business day immediately preceding the Closing Date, as reported in The Wall Street Journal.

     2.02 Delivery of Shares. On the Closing Date, Checkers will deliver one or more certificates in the name of Rall-Folks representing the shares of Common Stock constituting the Stock Payment.

     2.03 No Fractional Shares. Notwithstanding anything contained in this Agreement to the contrary, neither certificates nor scrip for fractional shares of the Common Stock shall be issued as part of the Stock

Payment. In the event that the number of shares of Common Stock constituting the Stock Payment includes a fractional share, the number of shares shall be rounded up or down to the nearest whole number of shares.

                                  ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF RALL-FOLKS

     Rall-Folks represents and warrants to Checkers (each of which shall be deemed material and independently relied upon by Checkers) as follows:

     3.01 Organization and Standing. Rall-Folks is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia with full power and authority to own its properties and assets. Rall-Folks is in good standing and duly qualified to conduct business as a foreign corporation in each of the jurisdictions in which the nature of its business or the ownership of its properties requires such qualification and in which failure to be so qualified would have a material adverse effect on the business, operations, assets, financial position or prospects of Rall-Folks.

     3.02 Corporate Authority. Subject to receipt of the approval and consent of the stockholders of Rall-Folks and the consent of First Citizens Bank, Newnan, Georgia ("First Citizens Bank"), Rall-Folks has the full power and authority to enter into and perform this Agreement and to consummate the transactions contemplated herein in accordance with the terms of this Agreement. Compliance with the terms and conditions hereof will not (i) violate or conflict with any provision of the Rall-Folks Articles of Incorporation or Rall-Folks By-laws or any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restrictions of any government, governmental agency or court to which Rall-Folks is subject, or (ii) subject to the consent of First Citizens Bank, result in the breach or termination of any provision of, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, require any notice or constitute a breach or default under any note, bond, indenture, lease, agreement or other instrument or obligation to which Rall-Folks is a party or by which any of the properties or assets of Rall-Folks may be subject, bound or affected. No authorization, consent or approval of any public body or authority is necessary to the validity of the transactions contemplated by this Agreement except for the consent of the stockholders of Rall-Folks. Rall-Folks is not otherwise a party to any contract or subject to any other legal restriction that would prevent or restrict complete fulfillment by Rall-Folks of all of the terms and conditions of this Agreement or compliance with any of the obligations under it.

     3.03 Corporate Authorization. Other than obtaining the consent of the stockholders of Rall-Folks, Rall-Folks has taken all necessary corporate actions to authorize and approve the execution, delivery and performance of this Agreement and the transactions contemplated hereby (including approval by the Board of Directors of Rall-Folks). This Agreement constitutes a legal, valid and binding obligation of Rall-Folks, enforceable against Rall-Folks in accordance with its terms.

     3.04 Title to the Notes. Rall-Folks has good, valid and complete title to the Notes, subject to the rights of First Citizens Bank, as pledgee of the Notes.

     3.05 Litigation and Disputes. There is no claim, litigation or proceeding pending or, to the knowledge of Rall-Folks, threatened, against or with respect to Rall-Folks, and there exists no basis or grounds for any such suit, action, proceeding, claim or investigation, which affects the title or interest of Rall-Folks to or in the Notes or which would prevent or affect the consummation of the transactions contemplated by this Agreement by Rall-Folks.

     3.06 Registration Statement. None of the information regarding Rall-Folks supplied or to be supplied by Rall-Folks for inclusion (i) in the Registration Statement (as hereinafter defined) or any Resale Registration Statement (as hereinafter defined) to be filed by Checkers with the Securities and Exchange Commission ("SEC") in connection with the registration of the Common Stock issued hereunder, or (ii) in any other documents to be filed with the SEC or any other regulatory authority in connection with the transactions contemplated in this Agreement, as the same may be updated by written notice from Rall-Folks to Checkers from time to time, will at the respective time such documents are filed and, in the case of the

Registration Statement or any Resale Registration Statement, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading.

                                   ARTICLE IV

                            [INTENTIONALLY DELETED]

                                   ARTICLE V

                   REPRESENTATIONS AND WARRANTIES OF CHECKERS

     Checkers represents and warrants to Rall-Folks (each of which shall be deemed material and independently relied upon by Rall-Folks) as follows:

     5.01 Organization and Standing. Checkers is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full power and authority to own its properties and assets and to conduct its business as now conducted or proposed to be conducted. Checkers is in good standing and duly qualified to conduct business as a foreign corporation in each of the jurisdictions in which the nature of its business or the ownership of its properties requires such qualification and in which failure to be so qualified would have a material adverse effect on the business, operations, assets, financial position or prospects of Checkers.

     5.02 Corporate Authority. Checkers has the full power and authority to enter into and perform this Agreement and to consummate the transactions contemplated herein in accordance with the terms of this Agreement. Compliance with the terms and conditions hereof will not violate or conflict with any provision of Checkers' Restated Certificate of Incorporation or By-laws or any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restrictions of any government, governmental agency or court to which Checkers is subject or result in the breach or termination of any provision of, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, require any notice or constitute a breach or default under any note, bond, indenture, lease, agreement or other instrument or obligation to which Checkers is a party or by which any of the properties or assets of Checkers may be subject, bound or affected. All necessary approvals of the parties under any contracts, commitments or understandings to which Checkers is a party or any other person required to permit the consummation on the part of Checkers of the transactions contemplated in this Agreement (other than the approval of the SEC to the effectiveness of the Registration Statement) have been obtained by Checkers. Checkers is not otherwise a party to any contract or subject to any other legal restriction that would prevent or restrict complete fulfillment by Checkers of all of the terms and conditions of this Agreement or compliance with any of the obligations under it.

     5.03 Corporate Authorization. Checkers has taken all necessary corporate actions to authorize and approve the execution, delivery and performance of this Agreement and the transactions contemplated hereby (including approval by the Board of Directors of Checkers). This Agreement constitutes a legal, valid and binding obligation of Checkers, enforceable against Checkers in accordance with its terms.

     5.04 Capitalization. As of May 1, 1997, the authorized capital stock of Checkers consisted of (i) 100,000,000 shares of Common Stock, of which 60,540,409 shares were issued and outstanding, and (ii) 2,000,000 shares of preferred stock, $.001 par value per share, of which 87,719 shares were issued and outstanding. All of the issued and outstanding shares of Common Stock are, and all of the shares of Common Stock to be issued hereunder will be, validly issued, fully paid, nonassessable and outstanding and not issued in violation of the preemptive rights of any stockholder.

     5.05 Required Consents. Except for the registration of the shares of Common Stock to be issued hereunder with the SEC and under any applicable state blue sky laws, no consents or approvals of any public body or authority and no consents or waivers from any other parties to any agreements or other instruments are required for the lawful consummation on the part of Checkers of the transactions contemplated by this Agreement.

     5.06 Registration Statement. None of the information included (i) in the Registration Statement or any Resale Registration Statement and (ii) in any other documents to be filed with the SEC or any regulatory authority in connection with the transactions contemplated in this Agreement will at the respective time such documents are filed and, in the case of the Registration Statement or any Resale Registration Statement, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, except that no representation or warranty is being made with respect to information supplied by Rall-Folks to Checkers for inclusion therein. All documents which Checkers is responsible for filing with the SEC and any regulatory authority in connection with the Registration Statement or any Resale Registration Statement will comply as to form in all material respects with the provisions of applicable law.

                                   ARTICLE VI

                             COVENANTS OF CHECKERS

     Checkers covenants to Rall-Folks as follows:

     6.01 Registered Shares. The shares of Common Stock to be issued to Rall-Folks pursuant to Section 2.01 of this Agreement shall be issued in accordance with the registration requirements of the Securities Act of 1933, as amended (the "1933 Act") and listed on the Nasdaq Stock Market's National Market. Checkers shall remain in compliance with SEC Rule 144(c).

     6.02 Preparation of the Registration Statement. On or before April 22, 1996, Checkers shall prepare and file with the SEC a registration statement on Form S-4 (including the related prospectus), and required amendments thereto or supplements to any prospectus contained therein (the "Registration Statement"), relating to the issuance of the shares of Common Stock contemplated to be issued under Section 2.01 of this Agreement, and shall use its commercially reasonable best efforts to have the same declared effective by the SEC as expeditiously as practicable; provided, however, that Checkers shall have the right (i) to defer the initial filing or request for acceleration of effectiveness or (ii) after effectiveness, to suspend effectiveness of any such registration statement, if, in the good faith judgment of the board of directors of Checkers and upon the advice of counsel to Checkers, such delay in filing or requesting acceleration of effectiveness or such suspension of effectiveness is necessary in light of the existence of material non-public information (financial or otherwise) concerning Checkers, disclosure of which at the time is not, in the opinion of the board of directors of Checkers upon the advice of counsel, (a) otherwise required, and (b) in the best interests of Checkers. Checkers shall also take any action required to be taken under any applicable state blue sky laws in connection with the issuance of shares of Common Stock hereunder. No material information about Checkers will be contained in the Registration Statement that is not contained in Checkers previously filed SEC reports, other than information concerning Rall-Folks and the transactions contemplated by this Agreement. The Registration Statement will not cover resales of the Common Stock. When the Registration Statement is declared effective by the SEC, Checkers shall give Rall-Folks prompt notice of such fact and shall supply Rall-Folks with sufficient copies of the Registration Statement to enable Rall-Folks to send copies to each of its stockholders in connection with calling of a meeting of such stockholders for the purpose of voting on this Agreement and the transactions contemplated herein. Notwithstanding the foregoing, in the event that on the date of this Agreement Checkers is negotiating with Rally's Hamburgers, Inc. ("Rally's") to acquire all of the outstanding stock of Rally's through a merger of Rally's with a subsidiary of Checkers or otherwise, then Checkers' obligation to have the Registration Statement declared effective by the SEC as expeditiously as practicable shall be suspended until the closing of the transaction with Rally's or the termination of such negotiations or the termination of any definitive agreement relating to such transaction.

     6.03 Guarantee of Proceeds from the Sale of the Common Stock. In the event that Rall-Folks proceeds in good faith to sell all of the Common Stock constituting the Stock Payment in a reasonably prompt but orderly manner (subject to the limitations set forth in Section 7.07), if the aggregate net proceeds (gross proceeds less brokers' commissions and discounts) from the sale of such stock is less than the Purchase Price, Checkers shall issue to Rall-Folks, at Rall-Folks option, either (i) a promissory note in the amount of the difference between the Purchase Price and the aggregate net proceeds received from the sale of the Common

Stock constituting the Stock Payment (such difference is hereinafter referred to as the "Initial Price Differential") or (ii) additional shares of Common Stock with a value equal to the Initial Price Differential. The parties agree that Rall-Folks will be deemed to be proceeding in good faith to sell all of the Common Stock in a reasonably prompt but orderly manner if it sells in each three-month period commencing with the three month period beginning on the day after the Closing Date and continuing in each consecutive three-month period thereafter at least 90% of the lesser of (i) the maximum number of shares permitted to be sold during such period under Rule 144 promulgated under the Securities Act of 1933 or (ii) the maximum number of shares permitted to be sold during such period under Section 7.07 without regard to any upticks (as defined therein). Rall-Folks shall provide Checkers with satisfactory evidence of the fact that the aggregate net proceeds from the sale of such shares was less than the Purchase Price (i.e., broker confirmation slips). Checkers shall deliver the note or issue instructions to its transfer agent to issue the additional Common Stock within two business days after the later of (1) the date Rall-Folks has provided to Checkers satisfactory evidence from which to determine the number of additional shares of Common Stock to be issued (broker confirmation slips), and
(2) the date Rall-Folks notifies Checkers in writing of its choice between a note and additional shares of Common Stock. If Rall-Folks determines that a promissory note should be issued, the note shall bear interest at 11%, be for a term of six months, with all principal and accrued interest due at maturity, and be subordinated to Checkers bank debt pursuant to the same subordination provisions contained in the Notes. If Rall-Folks determines that additional Common Stock should be issued, the number of shares to be issued (the "Second Stock Payment") shall be equal to the amount determined by dividing the Initial Price Differential by the arithmetic average (rounded to the nearest penny) of the closing sale price per share of the Common Stock as reported on the NASDAQ Stock Market's National Market (as reported in The Wall Street Journal) for the three (3) full trading days immediately preceding the date on which Checkers issues instructions to its transfer agent to issue such additional shares (such average closing sale price being referred to hereinafter as the "Resale Price" for such shares). Checkers shall promptly prepare and file a registration statement and all necessary or appropriate related state securities law or blue sky filings under which Checkers shall register the Common Stock representing the Second Stock Payment, and Rall-Folks may sell the shares representing the Second Stock Payment, upon the terms and conditions provided in Section 6.04 below. In the event that the aggregate net proceeds from the sale of such shares is less than the Initial Price Differential, Rall-Folks may again determine to have Checkers either issue (A) a promissory note in the amount of the difference between the Purchase Price and the aggregate net proceeds received from the sale of the Common Stock constituting the Stock Payment and the Second Stock Payment (such difference is hereinafter referred to as the "Second Price Differential") or (B) additional shares of Common Stock with a value equal to the Second Price Differential, as provided above with respect to the Initial Price Differential. If Rall-Folks determines that additional Common Stock should be issued, Checkers shall register the same and Rall-Folks may sell the same as provided in Section
6.04 below with respect to the Second Stock Payment. Checkers and Rall-Folks will continue this process until such time as there is no Price Differential realized by Rall-Folks on the sale of any batch of Common Stock issued in payment of a Price Differential on a previous batch of Common Stock. All additional Common Stock issued under this Section 6.03 shall be listed on the Nasdaq Stock Market's National Market. The foregoing notwithstanding, Checkers shall have the option at any time to deliver cash to Rall-Folks in lieu of a note or additional shares in order to pay any Price Differential. Checkers shall have the right to require Rall-Folks at any time to either, at the option of Rall-Folks, sell to Checkers any shares held by Rall-Folks representing part of a Stock Payment at a price per share equal to the Resale Price thereof or terminate any future price protection for such shares pursuant to this Section
6.03. In the event that Checkers exercises the right described in the preceding sentence, Rall-Folks may, in its discretion, sell to Checkers a portion of the shares then held by it and retain the remainder, which remaining shares shall not be subject to the future price protection provisions of this Section 6.03.

     6.04 Registration of Common Stock Constituting the Second Stock
Payment. As soon as practicable after the issuance of the Common Stock constituting the Second Stock Payment, if any, Checkers shall prepare and file a registration statement on Form S-3 (if it is eligible to use such form), or such other form as it deems suitable (together with all amendments and supplements thereto, the "Resale Registration Statement"), and all necessary or appropriate related state securities law or blue sky filings (together with all amendments and supplements thereto, the "Blue Sky Filings"), under which Checkers shall register the

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shares of Common Stock issued hereunder as the Second Stock Payment; provided, however, that in any event such Resale Registration Statement shall be filed within 10 business days after issuance if Checkers utilizes a Form S-3, or 20 business days if it utilizes a Form S-4 or S-1. Checkers shall also use its commercially reasonable best efforts to have the Resale Registration Statement declared effective by the SEC as expeditiously as practicable, and shall keep such Resale Registration Statement and Blue Sky Filings current for such period of time as is required for Rall-Folks to complete the sale of all shares of Common Stock registered therein, so long as Rall-Folks proceeds in good faith to sell such shares in a prompt but orderly manner; provided, however, that Checkers shall have the right (i) to defer the initial filing or request for acceleration of effectiveness, or (ii) after effectiveness, to suspend effectiveness of the Resale Registration Statement (to be later recontinued) if, in the good faith judgment of the board of directors of Checkers and upon the advice of counsel to Checkers, such delay in filing or requesting acceleration of effectiveness or such suspension of effectiveness is necessary in light of the existence of material non-public information (financial or otherwise) concerning Checkers, disclosure of which at the time is not, in the opinion of the board of directors of Checkers upon the advice of counsel, (a) otherwise required, and (b) in the best interests of Checkers. Checkers shall not voluntarily take any action that would cause more than a 90-day delay in filing or requesting acceleration of effectiveness or a 90-day suspension of effectiveness. Checkers shall give Rall-Folks notice of effectiveness and any suspensions and recontinuations of the effectiveness of the Resale Registration Statement. Subject to the foregoing, Checkers shall file all such post effective amendments and supplements to the Resale Registration Statement and Blue Sky Filings as may be necessary, in its judgment, to keep such Resale Registration Statement and Blue Sky Filings current. Rall-Folks may proceed to sell the shares representing the Second Stock Payment beginning on the date the Resale Registration Statement is declared effective by the SEC (the "Effective Date"). Checkers shall pay all expenses related to such registration, except that Rall-Folks shall bear the expenses of commissions or discounts and any fees of Rall-Folks' advisors, including legal counsel. Notwithstanding the foregoing, Checkers shall not be obligated to register shares for sale in the states of Arizona or Nevada, unless the costs of registration in such states, including filing fees and reasonable attorneys' fees, are paid by Rall-Folks. The provisions of this Section 6.04 shall similarly apply to any subsequent stock payments made pursuant to Section 6.03 with respect to any succeeding Price Differential.

     6.05 Issuance of Common Stock for New Notes. If Rall-Folks determines that a promissory note should be issued in payment of any Price Differential, and if it is permissible under the rules and regulations of the SEC to do so, Checkers will, at the request of Rall-Folks, promptly thereafter enter into an agreement with Rall-Folks substantially identical to this Agreement pursuant to which Checkers will agree to issue to Rall-Folks, upon the same terms and conditions contained herein, additional shares of Common Stock in payment of such note which Common Stock will be registered by Checkers in a registration statement on Form S-4 prior to the issuance such Common Stock.

     6.06 Payment of Interest on Value of Unsold Shares. Beginning on the Closing Date, and on the same day of each third month thereafter, Checkers shall pay to Rall-Folks in cash an amount equal to 2.5% of the value of the shares of Common Stock received by Rall-Folks as part of the Stock Payment and held by Rall-Folks on such date. The value of such shares shall be deemed to be the Purchase Price less the net sales proceeds from previously sold shares of Common Stock constituting part of the Stock Payment. In the event the shares representing the Stock Payment are sold for an amount less than the Purchase Price, giving rise to an obligation on Checkers' part to issue additional shares constituting the Second Stock Payment pursuant to Section 6.03 hereof, Checkers shall continue to pay to Rall-Folks in cash an amount equal to 2.5% of the value of the shares of Common Stock received by Rall-Folks as part of the Second Stock Payment and held by Rall-Folks on each third monthly anniversary of the Closing Date. The value of such shares shall be deemed to be the Initial Price Differential less the net sales proceeds from previously sold shares of Common Stock constituting part of the Second Stock Payment. In the event the shares representing the Second Stock Payment (or any subsequent stock payment) are sold for an amount less than the Initial Price Differential (or any subsequent price differential), giving rise to an obligation on Checkers' part to issue additional shares constituting a subsequent stock payment pursuant to Section
6.03 hereof, Checkers shall continue to pay to Rall-Folks in cash an amount equal to 2.5% of the value of the shares of Common Stock received by Rall-Folks as part of the subsequent stock payment and held by Rall-Folks on each third monthly anniversary of

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

the Closing Date. The value of such shares shall be deemed to be the applicable price differential less the net sales proceeds from previously sold shares of Common Stock constituting part of the applicable stock payment.

     6.07 Actions Prior to Closing. From and after the date of execution of this Agreement and until the Closing Date, or until this Agreement shall be terminated as herein provided, Checkers shall not engage in any activity, enter into any transaction or fail to take any action which would be inconsistent with any of the representations and warranties as set forth in Article V of this Agreement as if such representations and warranties were made at a time subsequent to such activity or transaction and all references to the date of this Agreement were deemed to be such later time.

     6.08 Payment of Current Interest. Beginning on November 1, 1995, and on the first day of each month thereafter, Checkers shall pay to Rall-Folks an amount equal to the interest due under the Notes for the preceding month.

     6.09 Additional Payments. In the event that Checkers has not filed the Registration Statement pursuant to Section 6.02 on or before November 30, 1995, Checkers shall pay to Rall-Folks (i) on November 30, 1995, the amount of $100,000 in cash, to be applied first against any accrued interest due under the Notes, with the remainder, if any, to be applied against the principal due under the Notes and (ii) on February 1, 1996, the amount of $100,000 in cash, to be applied first against any accrued interest due under the Notes, with the remainder, if any, to be applied against the principal due under the Notes.

     6.10 Payment of Principal. Beginning on July 15, 1997, and on the 15th day of each month thereafter through November 15, 1997, in the event that the Registration Statement has not yet been declared effective by the SEC, Checkers shall pay to Rall-Folks in cash the amount of One Hundred Thousand Dollars ($100,000.00), to be applied against the principal balance due under the Notes. Notwithstanding any other provision contained in this Agreement or the Notes, if the exchange of Common Stock for the Notes contemplated herein has not occurred prior to December 15, 1997, all remaining principal due under the Notes and any accrued but unpaid interest thereon shall be due and payable on such date, unless the failure to complete the exchange is due to the failure of Rall-Folks or its stockholders to perform their obligations hereunder.

     6.11 Payment of Legal Expenses. No later than one business day after the execution hereof by Rall-Folks, Checkers shall pay to Rall-Folks Ten Thousand Dollars ($10,000.00) as partial reimbursement for legal fees incurred by Rall-Folks in connection with this Agreement and related matters.

                                  ARTICLE VII

                            COVENANTS OF RALL-FOLKS

     Rall-Folks covenants to Checkers as follows:

     7.01 Actions Prior to Closing. From and after the date of execution of this Agreement and until the Closing Date, or until this Agreement shall be terminated as herein provided, Rall-Folks shall not (i) sell the Notes to any other corporation or person, (ii) pledge the Notes to any person or otherwise subject the Notes to a lien or encumbrance, (iii) engage in any activity, enter into any transaction or fail to take any action which would be inconsistent with any of the representations and warranties as set forth in Article III of this Agreement as if such representations and warranties were made at a time subsequent to such activity or transaction and all references to the date of this Agreement were deemed to be such later time.

     7.02 Extension of the Term of the Notes; Action on the Notes. The term of the Notes shall be extended until and the Notes shall be payable on the earlier of (i) the Closing Date or (ii) 20 days after the termination of this Agreement in accordance with the terms hereof; provided however, that in the event the Registration Statement is declared effective by the SEC prior to the termination of this Agreement and the stockholders of Rall-Folks fail to approve this Agreement and the transactions contemplated herein within 30 days after Rall-Folks receives actual notice that the Registration Statement has been declared effective by the SEC, the term of the Notes shall be extended automatically until December 31, 1996. Rall-Folks shall not take any action to

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

collect any amounts due under the Notes, notwithstanding their maturity on August 4, 1995, during the term of the Notes as extended by the preceding sentence.

     7.03 Registration Statement Information. On request of Checkers, Rall-Folks will furnish to Checkers all information concerning Rall-Folks as is required to be set forth in (i) the Registration Statement and any Resale Registration Statement and (ii) any application or statement made by Checkers to any governmental agency or authority in connection with the transactions contemplated by this Agreement.

     7.04 Approval by Stockholders. Promptly after the date on which Rall-Folks receives actual notice that the Registration Statement has been declared effective by the SEC, Rall-Folks shall call a meeting of the stockholders of Rall-Folks, to be held within 30 days after Rall-Folks' receipt of such notice, for the purpose of obtaining the approval of the stockholders of Rall-Folks of this Agreement and the transactions contemplated herein. Rall-Folks shall distribute a copy of the Registration Statement to each stockholder of Rall-Folks along with the notice of such meeting.

     7.05 Release by First Citizens Bank. Rall-Folks shall use its commercially reasonable efforts to cause First Citizens Bank to release the Notes from the pledge of Rall-Folks.

     7.06 Dissolution of Rall-Folks or Distribution of Common Stock to Stockholders. Within one year after the Closing, Rall-Folks shall either (i) dissolve and wind up its affairs pursuant to Georgia law or (ii) distribute the shares of Common Stock issued to Rall-Folks pursuant to the terms of this Agreement to the stockholders of Rall-Folks, pro rata in accordance with their proportionate ownership of the stock of Rall-Folks.

     7.07 Transfers of Common Stock. Rall-Folks shall not sell, pledge, transfer or otherwise dispose of the shares of Common Stock to be received by it except in compliance with the applicable provisions of the 1933 Act and the rules and regulations promulgated thereunder, including Rule 145. In order to assure that any sales of the shares of Common Stock issued hereunder will be made in an orderly manner so as not to adversely affect the market for the Common Stock, for a period of two years after the Closing Date, Rall-Folks shall not, without the prior consent of Checkers, (i) sell in excess of 50,000 shares of Common Stock during any calendar week and (ii) sell in excess of 25,000 shares in any one day; provided however, that additional sales in excess of such limits may be made provided the same are made at a price higher than the lowest then current bid price for the Common Stock (on an "uptick"). Checkers may refuse to register or give effect to any sales in excess of such limitation (Rall-Folks shall provide Checkers with evidence that all sales in excess of such limit were made on an uptick). Rall-Folks shall, upon the distribution of any of the Common Stock to any stockholder of Rall-Folks, cause such person to deliver an Agreement to Checkers as a condition of such distribution and the transfer of the ownership of such shares upon the stock register of Checkers, which agreement shall contain the covenants set forth in this Section 7.07 and a proportionate limitation on sales. In the event that Checkers acquires all of the outstanding stock of Rally's through a merger of Rally's with a subsidiary of Checkers or otherwise, then the 25,000 share per day and 50,000 share per week volume limitations set forth above shall be increased to 37,500 shares per day and 75,000 shares per week.

                                  ARTICLE VIII

                  MUTUAL COVENANTS OF CHECKERS AND RALL-FOLKS

     Each of Checkers and Rall-Folks covenants with the other as follows:

     8.01 Confidentiality. All information furnished by one party to the other in connection with this Agreement or the transactions contemplated hereby shall be kept confidential by such other party (and shall be used by it and its officers, attorneys, accountants and representatives (including brokers) only in connection with this Agreement and the transactions contemplated hereby) except to the extent that such information (i) already is known to such other party when received, (ii) thereafter becomes lawfully obtainable from other sources,
(iii) is required to be disclosed in any document filed with the SEC or any other agency of any government, or (iv) as otherwise required to be disclosed pursuant to any federal or state law, rule or

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

regulation or by any applicable judgment, order or decree of any court or by any governmental body or agency having jurisdiction in the premises after such other party has given reasonable prior written notice to the other parties to this Agreement of the pending disclosure of any such information. In the event that the transactions contemplated by this Agreement shall fail to be consummated, it shall promptly cause all copies of documents or extracts thereof containing information and data as to the other party hereto to be returned to such other party.

     8.02 Preparation of Registration Statements. Each party shall cooperate and consult with the other party hereto in the preparation of the Registration Statement and any Resale Registration Statement to be filed by Checkers with the SEC registering the shares of Common Stock to be issued hereunder. When the Registration Statement, any Resale Registration Statement or any Post-Effective Amendment thereto shall become effective, the information prepared by each party for inclusion therein (i) will comply in all material respects with the applicable provisions of the 1933 Act and the Rules and Regulations promulgated thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein are necessary to make the statements contained therein not misleading. In no event shall any party hereto be liable to any other party hereto for any untrue statement of a material fact or omission to state a material fact in any registration statement, or any amendment or supplement thereto, or in any report made in reliance upon, and in conformity with, written information concerning the other party hereto furnished by such other party specifically for use in such registration statement or report. Each party hereto shall advise the other party hereto promptly of the happening of any event which makes untrue any statement of a material fact contained in the Registration Statement or any Resale Registration Statement or any amendment or supplement thereto or that requires the making of a change in the registration statement or any amendment or supplement thereto in order to make any material statement therein not misleading.

     8.03 Miscellaneous Agreements. Subject to the terms and conditions herein provided, each party shall use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, appropriate or desirable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

     8.04 The Closing. The Closing (the "Closing") of the transactions contemplated herein shall take place at the offices of Shumaker, Loop & Kendrick, 101 East Kennedy Boulevard, Suite 2500, Barnett Plaza, Tampa, Florida 33602, at 10:00 a.m., local time on the third business day following the date on which the stockholders of Rall-Folks approve this Agreement and the transactions contemplated herein, or at such other time and place as Checkers and RallFolks shall agree (the "Closing Date"). The obligations of Checkers and Rall-Folks to close or effect the transactions contemplated in this Agreement shall be subject to satisfaction, unless duly waived, of the applicable conditions set forth in this Agreement.

                                   ARTICLE IX

                   CONDITIONS PRECEDENT TO THE OBLIGATIONS OF
                            CHECKERS AND RALL-FOLKS

     The respective obligations of each party to effect the transactions contemplated herein shall be subject to the fulfillment or waiver at or prior to the Closing Date of the following conditions:

     9.01 Litigation. Neither Checkers nor Rall-Folks shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the transactions contemplated herein.

     9.02 Rall-Folks Stockholder Approval. This Agreement and the transactions contemplated herein shall have been approved by the affirmative vote of the holders of a majority of the outstanding shares of the common stock of Rall-Folks.

     9.03 Registration Statement Effective. The Registration Statement shall have been declared effective by the SEC and the state securities commission in each jurisdiction in which the Common Stock to be issued hereunder is required to be registered, and shall not be subject to a stop order or any threatened stop order.

     9.04 Closing Date. The Closing Date shall be on the third business day following the date on which the stockholders of Rall-Folks approve this Agreement and the transactions contemplated herein after the SEC declares the Registration Statement effective, but in no event shall the Closing Date be extended past December 15, 1997, without the written consent of Rall-Folks.

                                   ARTICLE X

               CONDITIONS PRECEDENT TO OBLIGATIONS OF RALL-FOLKS

     The obligations of Rall-Folks to effect the transactions contemplated herein shall be subject to the fulfillment or waiver at or prior to the Closing Date of the following conditions:

     10.01 Representations and Warranties. The representations and warranties of Checkers set forth in Article V of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (as though made on and as of the Closing Date) except (i) to the extent such representations and warranties are by their expressed provisions made as of a specified date and (ii) for the effect of transactions contemplated by this Agreement.

     10.02 Performance of Obligations. Checkers shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

     10.03 No Material Adverse Change. Since January 2, 1996, there shall have been no material adverse change in the financial condition, results of operations, business or prospects of Checkers and its subsidiaries taken as a whole.

     10.04 Officers' Certificate. Checkers shall have furnished to Rall-Folks a certificate dated the Closing Date, signed on behalf of Checkers by its Chief Executive Officer, President, Chief Operating Officer or Chief Financial Officer, to the effect that, to his knowledge and belief, the conditions set forth in Sections 10.01, 10.02 and 10.03 have been satisfied.

                                   ARTICLE XI

                CONDITIONS PRECEDENT TO OBLIGATIONS OF CHECKERS

     The obligations of Checkers to effect the transactions contemplated herein shall be subject to fulfillment at or prior to the Closing Date of the following conditions:

     11.01 Representations and Warranties. The representations and warranties of Rall-Folks set forth in Article III of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (as though made on and as of the Closing Date) except (i) to the extent such representations and warranties are by their expressed provisions made as of a specified date and (ii) for the effect of transactions contemplated by this Agreement.

     11.02 Performance of Obligations. Rall-Folks shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

     11.03 Officers' Certificate. Rall-Folks shall have furnished to Checkers a certificate dated the Closing Date, signed on behalf of Rall-Folks by its President and chief financial officer, to the effect that, to the knowledge and belief of each of them, the conditions set forth in Sections 11.01 and 11.02 have been satisfied.

     11.04 Release by First Citizens Bank. First Citizens Bank shall have delivered its release of the Notes from the pledge of Rall-Folks.

                                  ARTICLE XII

             DOCUMENTS TO BE DELIVERED AT THE CLOSING BY RALL-FOLKS

     Rall-Folks shall deliver to Checkers the following documents at the
Closing:

     12.01 Officer's Certificate. The certificate referred to in Section 11.03 of this Agreement.

     12.02 Certificate of Secretarial Officer. Certificates of the Secretary or an Assistant Secretary of Rall-Folks, dated the Closing Date, with respect to the incumbency of corporate officers and their signatures, corporate good standing, and the corporate director and stockholder resolutions of Rall-Folks approving this Agreement and the transactions contemplated by this Agreement.

     12.03 The Notes. The Notes, marked "Paid in Full" over the signature of a duly authorized officer of Rall-Folks.

     12.04 Other Documents. Such other documents as shall be reasonably requested by Checkers and its counsel or required to be delivered pursuant to this Agreement.

                                  ARTICLE XIII

              DOCUMENTS TO BE DELIVERED AT THE CLOSING BY CHECKERS

     Checkers shall deliver to Rall-Folks the following documents at the
Closing:

     13.01 Officer's Certificate. The certificate referred to in Section 10.04 of this Agreement.

     13.02 Certificate of Secretarial Officer. The certificate of the Secretary or Assistant Secretary of Checkers, dated the Closing Date, with respect to the incumbency of corporate officers and their signatures, corporate good standing and the corporate director resolutions authorizing the transactions contemplated by this Agreement.

     13.03 Stock Certificates. The stock certificates representing the Stock Payment.

     13.04 Other Documents. Such other documents as shall be reasonably requested by Rall-Folks or required to be delivered pursuant to this Agreement.

                                  ARTICLE XIV

                          TERMINATION AND ABANDONMENT

     14.01 Events of Termination. This Agreement may be terminated at any time before the Closing Date: (i) by mutual consent of the Boards of Directors of Checkers and Rall-Folks, or the respective Presidents thereof, pursuant to duly delegated authority; (ii) by the Board of Directors of Rall-Folks if any of the conditions precedent found in Articles IX or X of this Agreement have not been met and have not been waived in writing by Rall-Folks; (iii) by the Board of Directors of Checkers if any of the conditions precedent found in Articles IX or XI of this Agreement have not been met and have not been waived in writing by Checkers; (iv) by the Board of Directors of Rall-Folks if there is a breach of or failure by Checkers to perform in any material respect any of the representations, warranties, commitments, covenants or conditions under this Agreement, which breach or failure is not cured within five days after written notice thereof is given to Checkers; (v) by the Board of Directors of Checkers if there is a breach of or failure by Rall-Folks to perform in any material respect any of the representations, warranties, commitments, covenants or conditions under this Agreement, which breach or failure is not cured within five days after written notice thereof is given to the party committing such breach; or (vi) by the Board of Directors of Rall-Folks or by the Board of Directors of Checkers at any time on or after December 16, 1997, if the Closing shall not theretofore have been consummated and completed. In the event of termination and abandonment by any party as above provided in clauses (ii),
(iii), (iv), (v) or (vi) of this Section, written notice shall forthwith be given to the other party, which notice shall clearly specify the reason of such party for terminating this Agreement. Termination by either party hereto pursuant to this Section 14.01 shall not restrict or limit in any manner the remedies which the parties might have at law or in equity for any breach of the covenants, representations, or warranties contained in this Agreement.

     14.02 Survival. The provisions in Sections 8.01 and 16.13 of this Agreement shall survive the termination of this Agreement.

                                   ARTICLE XV

                                INDEMNIFICATION

     15.01 Survival. All representations, warranties, covenants and agreements of each of the parties hereto set forth in this Agreement or in any other instrument or document delivered by any of the parties hereto pursuant to this Agreement shall survive the Closing and shall remain operative and in full force and effect regardless of any investigations at any time made by or on behalf of any party hereto and shall not be deemed merged in any document or instrument executed or delivered at or after the Closing.

     15.02 Indemnification by Rall-Folks. From and after the Closing, Rall-Folks shall indemnify, defend and hold harmless Checkers' Group (as hereinafter defined) from, against and with respect to any claim, liability, obligation, loss, damage, assessment, judgment, cost and expense (including, without limitation, reasonable attorney's and accountant's fees and costs and expenses reasonably incurred in investigating, preparing, defending against or prosecuting any litigation or claim, action, suit, proceeding or demand), of any kind or character arising out of or in any manner incident, relating or attributable to (i) the inaccuracy in any representation or breach of warranty of Rall-Folks contained in this Agreement or otherwise made or given in writing in connection with this Agreement, (ii) any failure by Rall-Folks to perform or observe any covenant, agreement or condition to be performed or observed by it under this Agreement or under any certificates or other documents or agreements executed by it in connection with this Agreement, and (iii) any claims arising out of or based upon any untrue statement of a material fact contained in the Registration Statement or any Resale Registration Statement or any prospectus included therein or arising out of or based upon any omission to state therein a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, insofar as such claims arise out of or are based upon information furnished to Checkers in writing by Rall-Folks for use therein. Rall-Folks shall be liable to and shall reimburse Checkers' Group for any payment made by Checkers' Group at any time after the Closing in respect of any liability, obligation or claim to which the foregoing indemnity relates within five (5) days of the date of receipt by Rall-Folks of written demand for payment thereof by Checkers' Group. If any claim covered by the foregoing indemnity be asserted against Checkers' Group, Checkers shall notify Rall-Folks promptly and give it an opportunity to defend the same, and Checkers shall extend reasonable cooperation to Rall-Folks in connection with such defense. In the event that Rall-Folks fails to defend the same within a reasonable time, Checkers shall be entitled to assume the defense thereof and Rall-Folks shall be liable to repay Checkers for all of its expenses reasonably incurred in connection with such defense (including reasonable attorney's fees and settlement payments). For purposes of this Agreement, the term "Checkers' Group" shall mean Checkers and its subsidiaries, parents, officers, directors, employees, agents, representatives, predecessors, successors, attorneys and accountants.

     15.03 Indemnification by Checkers. From and after the Closing, Checkers shall indemnify, defend and hold harmless Rall-Folks' Group (as hereinafter defined) from, against and with respect to any claim, liability, obligation, loss, damage, assessment, judgment, cost and expense (including, without limitation, reasonable attorney's and accountant's fees and costs and expenses reasonably incurred in investigating, preparing, defending against or prosecuting any litigation or claim, action, suit, proceeding or demand), of any kind or character arising out of or in any manner incident, relating or attributable to (i) the inaccuracy in any representation or breach of warranty of Checkers contained in this Agreement or otherwise made or given in writing in connection with this Agreement, (ii) any failure by any Checkers to perform or observe any covenant, agreement or condition to be performed or observed by it under this Agreement or under any certificates or other documents or agreements executed by it in connection with this Agreement, (iii) any failure by Checkers to comply with the provisions of the 1933 Act or any applicable state securities law in connection with the registration of any of the Common Stock issued hereunder, and (iv) any claims arising out of or based upon any untrue statement of a material fact contained in the Registration Statement or any Resale Registration Statement or any prospectus included therein or arising out of or based upon any omission to state therein a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, other than claims which arise out of or are based upon information furnished by Rall-Folks to Checkers in writing for use therein. Checkers shall be liable to and shall reimburse Rall-Folks' Group for any payment made by Rall-Folks' Group at any time after the Closing in respect of any liability, obligation or claim to which the foregoing indemnity relates within five (5) days of the date of receipt by Checkers of written demand for payment thereof by Rall-Folks' Group. If any claim covered by the foregoing indemnity be asserted against Rall-Folks' Group, Rall-Folks' shall notify Checkers promptly and give it an opportunity to defend the same, and Rall-Folks' Group shall extend reasonable cooperation to Checkers in connection with such defense. In the event that Checkers fails to defend the same within a reasonable time, Rall-Folks' Group shall be entitled to assume the defense thereof and Checkers shall be liable to repay Rall-Folks' Group for all of its expenses reasonably incurred in connection with such defense (including reasonable attorney's fees and settlement payments). For purposes of this Agreement, the term "Rall-Folks' Group" shall mean Rall-Folks and its subsidiaries, parents, officers, directors, employees, agents, representatives, predecessors, successors, attorneys and accountants.

                                  ARTICLE XVI

                                 MISCELLANEOUS

     16.01 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the corporate parties hereto and their respective successors and permitted assigns, and of the individual parties hereto and their respective heirs, personal representatives and permitted assigns.

     16.02 Publicity. Subject to the other provisions of this Agreement, press releases and other publicity materials relating to the transactions contemplated by this Agreement shall be released by the parties hereto only after review and with the consent of each of Checkers and Rall-Folks; provided, however, Checkers shall have the right, after consulting with Rall-Folks, to make a public announcement of the execution of this Agreement and a disclosure of the basic terms and conditions of this Agreement if advised to do so by its legal counsel in connection with the reporting and disclosure obligations of Checkers under the federal securities laws and/or the NASDAQ National Market System.

     16.03 Headings. The headings in this Agreement have been inserted solely for ease of reference and shall not be considered in the interpretation or construction of this Agreement.

     16.04 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

     16.05 Governing Law. This Agreement shall be construed in accordance with the laws of the State of Georgia without regard to any applicable conflicts of law.

     16.06 Expenses. Except as otherwise herein provided, each of the parties hereto shall pay its respective costs and expenses incurred or to be incurred by it in connection with the negotiations respecting this Agreement and the transactions contemplated by this Agreement, including preparation of documents, obtaining any necessary regulatory approvals and the consummation of the other transactions contemplated in this Agreement. Except as expressly stated otherwise herein, the costs related to the preparation and filing of the Registration Statement, any Resale Registration Statement, and all Nasdaq and state securities law filings shall be paid by Checkers.

     16.07 Non-Assignment. This Agreement shall not be assignable by any party without the written consent of the others.

     16.08 Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated herein and supersedes all other prior agreements, understandings and letters related hereto.

     16.09 Singular and Plural. Unless the context of this Agreement otherwise clearly requires, references to the plural include the singular and the singular includes the plural. Wherever the context so requires, the masculine shall refer to the feminine, the neuter shall refer to the masculine or the feminine, the singular shall refer to the plural, and vice versa.

     16.10 Knowledge of Rall-Folks. Wherever any representation, warranty or other statement made in this Agreement is qualified as to the knowledge of Rall-Folks, such qualification shall mean the actual knowledge of Rall-Folks and each of the directors and executive officers of Rall-Folks.

     16.11 Notices. Any notice or other communications required or permitted by this Agreement shall be in writing and shall be deemed to have been duly given
(i) on the date sent if delivered personally or by cable, telecopy, telegram or telex (which is confirmed) or (ii) on the date received if mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

               (a) if to Checkers, to:

                   Checkers Drive-In Restaurants, Inc
                   600 Cleveland Street, Suite 1050
                   Clearwater, Florida 34615
                   Attention: General Counsel
                   Telecopy No.: (813) 448-0009

                   with a copy to:

                   Paul R. Lynch, Esquire
                   Shumaker, Loop & Kendrick
                   101 East Kennedy Boulevard
                   Suite 2800
                   Tampa, Florida 33602
                   Telecopy No.: (813) 229-1660

                   and,

               (b) if to Rall-Folks, to:

                   Rall-Folks, Inc.
                   Attention: President
                   6131 Peachtree Parkway
                   Norcross, Georgia 30092
                   Telecopy No.: (404) 446-6272

                   with a copy to:

                   Mark D. Kaufman, Esquire
                   Sutherland, Asbill & Brennan
                   999 Peachtree Street, N.E.
                   Atlanta, GA 30309-3996
                   Telecopy No.: (404) 853-8806

     16.12 Rights of Third Parties. This Agreement shall not create any legal rights in any person or entity other than the parties to this Agreement, except for Checkers' Group under Section 15.02 and Rall-Folks' Group under Section
15.03 of this Agreement.

     16.13 Remedies. Nothing contained in this Agreement shall be construed to restrict or limit in any manner the remedies which the parties might have at law or in equity for any breach of the covenants, representations, or warranties contained in this Agreement.

     16.14 Amendment. This Agreement may be amended or supplemented by the parties hereto. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     16.15 Waiver. Any party hereto may, by written notice to the other parties hereto, (i) extend the time for the performance of any of the obligations or other actions of such other party under this Agreement, (ii) waive any inaccuracies in the representations or warranties of such other party contained in this Agreement or in any document delivered pursuant to this Agreement, or
(iii) waive compliance with any of the conditions or covenants of such other party contained in this Agreement, or (iv) waive or modify performance of any of the obligations of such other party under this Agreement. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any of the representations, warranties, covenants, conditions, or agreements contained in the Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach. If, prior to the Closing, any party provides all of the other parties with written notice, which refers specifically to this Section 16.15, that a representation or warranty made by such party in or pursuant to this Agreement is not true, correct and complete and the Closing is consummated notwithstanding such disclosure, such other parties shall be deemed to have waived any claims for indemnification under this Agreement as a result of the inaccuracy of such representation or warranty.

     16.16 Effectiveness. This Amended and Restated Purchase Agreement shall become effective upon execution by all of the parties hereto and the payment by Checkers to Rall-Folks in cash of the amount of One Hundred Thousand Dollars ($100,000.00), to be applied against the principal balance due under the Notes. Such amount shall be paid within three business days following the execution and delivery of this Agreement by both parties hereto.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officer as of the day and year first above written.

                                          CHECKERS DRIVE-IN RESTAURANTS, INC.

                                          By:      /s/ JOSEPH N. STEIN
                                            ------------------------------------
                                            Name: Joseph N. Stein
                                            Title:  Executive Vice President

                                          RALL-FOLKS, INC.

                                          By:     /s/ RICHARD J. PRATT
                                            ------------------------------------
                                            Name: Richard J. Pratt
                                            Title:  President

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation law ("DGCL") empowers a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorneys' fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful. The Company's By-laws provide that the Company shall indemnify its directors and such of its officers, employees and agents as it may from time to time designate, to the fullest extent permitted by Section 145 of the DGCL, as now existing or as may hereafter be amended.

     Section 102 of the DGCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. The enabling statute provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. The Company's Restated Certificate of Incorporation includes a provision which eliminates, to the fullest extent permitted by DGCL, director liability for monetary damages for breaches of fiduciary duty. In addition, the stockholders and the Board of Directors of the Company have approved the execution by the Company of indemnification agreements with the Directors and certain officers of the Company, the form of which was filed with the Securities and Exchange Commission on September 26, 1992, as Exhibit 4.4 to the Registration Statement of the Company on Form S-1 (File No. 33-42996).

     The Company maintains officers' and directors' liability insurance.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     a. Exhibits


 3.1          --  Restated Certificate of Incorporation of the Company, as
                  filed with the Commission as Exhibit 3.1 to the Company's
                  Registration Statement on Form S-1 filed on September 26,
                  1991 (File No. 33-42996), is hereby incorporated herein by reference.
 3.2          --  Certificate of Amendment to Restated Certificate of
                  Incorporation of the Company, as filed with the Commission as Exhibit 3 to the Company's Form 10-Q for the quarter
                  ended June 30, 1993, is hereby incorporated herein by
                  reference.
 3.2(a)       --  Certificate of Amendment to Restated Certificate of
                  Incorporation of the Company (incorporated by reference to
                  Exhibit 3.2(a) to Registration Statement No. 333-3800).
 3.3          --  By-laws, as amended through February 16, 1995, of the
                  Registrant, as filed with the Commission as Exhibit 3.3 to the Company's Form 10-Q for the quarter ended March 27,
                  1995, is hereby incorporated herein by reference.
 3.4          --  Certificate of Designation of Series A Preferred Stock of
                  the Company dated February 12, 1997, as filed with the
                  Commission as Exhibit 3.1 to the Company's Form 8-K, dated
                  February 19, 1997, is hereby incorporated by reference.
 4.1          --  Collateral Assignment of Trademarks as Security from
                  Borrower, dated April 12, 1995, between the Company and each of the banks party to the Amended and Restated Credit
                  Agreement, dated as of April 12, 1995, as filed with the
                  Commission as Exhibit 3 to the Company's Form 8-K dated
                  April 12, 1995, is hereby incorporated by reference.

 4.2          --  Amended and Restated Credit Agreement, dated as of November
                  22, 1996, between the Company, CKE Restaurants, Inc., as
                  Agent, and the lenders listed therein, as filed with the
                  Commission as Exhibit 4.1 on the Company's Form 8-K, dated
                  November 22, 1996, is hereby incorporated by reference.
 4.3          --  Second Amended and Restated Security Agreement, dated as of
                  November 22, 1996, between the Company and CKE Restaurants,
                  Inc., as Agent, and the lenders listed therein, as filed
                  with the Commission as Exhibit 4.2 on the Company's Form
                  8-K, dated November 22, 1996, is hereby incorporated by
                  reference.
 5*           --  Opinion of James T. Holder, Esq.
 8*           --  Opinion of Christensen, Miller, Fink, Jacobs, Glaser, Weil &
                  Shapiro, LLP.
10.11         --  Asset Purchase Agreement made and entered into as of July
                  27, 1995, among InnerCityFoods, InnerCityFoods Joint Venture
                  Company, InnerCityFoods Leasing Company, Checkers Drive-In
                  Restaurants, Inc., The La-Van Hawkins Group, Inc., La-Van
                  Hawkins InnerCityFoods, LLC, and La-Van Hawkins as filed
                  with the Commission as Exhibit 10.25 to the Company's Form
                  10-Q for the quarter ended June 19, 1995, is hereby
                  incorporated herein by reference.
10.12         --  Agreement for Purchase and Sale of Assets, dated as of
                  December 29, 1993, between the Company and Dania-Auger,
                  Inc., as filed with the Commission as Exhibit 10.27 to the
                  Company's Form 10-K for the year ended December 31, 1993, is hereby incorporated herein by reference.
10.13         --  Management Agreement, dated as of December 31, 1993, between the Company and Dania-Auger, Inc., as filed with the
                  Commission as Exhibit 10.28 to the Company's Form 10-K for
                  the year ended December 31, 1993, is hereby incorporated
                  herein by reference.
10.14         --  Ground Lease, dated March 10, 1993, by and between Blue
                  Heron Partnership, a Florida general partnership, and the
                  Company, as filed with the Commission as Exhibit 10.30 to
                  the Company's Form 10-K for the year ended December 31,
                  1993, is hereby incorporated herein by reference.
10.15         --  1994 Stock Option Plan for Non-Employee Directors, as filed with the Commission as Exhibit 10.32 to the Company's form
                  10-K for the year ended January 2, 1995, is hereby
                  incorporated by reference.
10.16         --  Purchase Agreement between the Company and Restaurant
                  Development Group, Inc., dated as of August 3, 1995 (the
                  "RDG Agreement"), as filed with the Commission as Exhibit 1 to the Company's Form 8-K dated July 31, 1995, is herein
                  incorporated by reference.
10.17         --  Amendment No. 1, dated as of October 20, 1995, to the RDG
                  Agreement, as filed with the Commission as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 11,
                  1995, is hereby incorporated by reference.
10.18         --  Amendment No. 2, dated as of April 11, 1996, to the RDG
                  Agreement as filed with the Commission as Exhibit 10.32 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.19         --  Amendment No. 3, dated as of June 2, 1997, to the RDG
                  Agreement (incorporated by reference to pages A-23 to A-24 of the Prospectus contained in Amendment No. 2 to the
                  Company's Registration Statement on Form S-4 (No.
                  333-3800)).
10.20         --  Purchase Agreement between the Company and Rall-Folks, Inc., dated as of August 2, 1995 (the "Rall-Folks Agreement"), as filed with the Commission as Exhibit 2 to the Company's Form
                  8-K dated July 31, 1995, is herein incorporated by
                  reference.
10.21         --  Amendment No. 1, dated as of October 20, 1995, to the
                  Rall-Folks Agreement, as filed with the Commission as
                  Exhibit 10.2 to the Company's Form 10-Q for the quarter
                  ended September 11, 1995, is hereby incorporated by
                  reference.

10.22         --  Amendment No. 2, dated as of April 11, 1996 to the
                  Rall-Folks Agreement, as filed with the Commission as
                  Exhibit 10.35 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.23         --  Amended and Restated Purchase Agreement, dated as of May 14,
                  1997, between the Company and Rall-Folks, Inc., as filed with the Commission as Appendix A to the Prospectus contained in the Company's Registration Statement on Form S-4 (File No. 333-3920), is hereby incorporated by reference.
10.24         --  Note Repayment Agreement dated as of April 12, 1996 between the Company and Nashville Twin Drive-thru Partners, L.P. (the "NTDT Agreement"), as filed with the Commission as
                  Exhibit 10.36 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.25         --  Amended and Restated Note Repayment Agreement, dated as of
                  July 17, 1997, among the Company, Nashville Twin Drive-Thru Partners, L.P., Jones & Jones Twin Drive-Thru, Inc., NTD Enterprises, Inc. and Roland L. Jones as filed with the Commission as Appendix A to the Company's Prospectus contained in Registration Statement on Form S-4 (No. 333-33529), is hereby incorporated by reference.
10.26         --  Lease Agreement (store 480) between the Company and George
                  W. Cook, dated January 1, 1996, as filed with the Commission as Exhibit 10.37 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.27         --  Sublease and Equipment Lease Agreement (store 174) between the Company and George W. Cook dated January 1, 1996, as filed with the Commission as Exhibit 10.38 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.28         --  Sublease and Equipment Lease Agreement (store 188) between the Company and George W. Cook dated January 1, 1996, as filed with the Commission as Exhibit 10.39 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.29         --  Sublease and Equipment Lease Agreement (store 344) between the Company and George W. Cook dated January 1, 1996, as filed with the Commission as Exhibit 10.40 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.30         --  Sublease and Equipment Lease Agreement (store 611) between the Company and George W. Cook dated January 1, 1996, as filed with the Commission as Exhibit 10.41 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.31         --  Option for Asset Purchase, between the Company and George W.
                  Cook, dated January 1, 1996, as filed with the Commission as
                  Exhibit 10.42 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.32         --  Agreement for Lease with Option for Asset Purchase between the Company and George W. Cook dated January 1, 1996, as filed with the Commission as Exhibit 10.43 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.33         --  Employment Agreement between the Company and Anthony L.
                  Austin dated January 4, 1995, as filed with the Commission as Exhibit 10.44 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.34         --  Employment Agreement between the Company and Albert J.
                  DiMarco dated July 28, 1995, as filed with the Commission as
                  Exhibit 10.45 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.35         --  Employment letter from the Company to George W. Cook, dated
                  August 10, 1995, as filed with the Commission as Exhibit
                  10.46 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.36         --  Employment Agreement between the Company and Michael T.
                  Welch, dated July 26, 1996, as filed with the Commission as
                  Exhibit 10.52 to the Company's Form 10-Q for the quarter ended June 17, 1996, is hereby incorporated by reference.

10.37         --  Purchase Agreement dated February 19, 1997, as filed with the Commission as Exhibit 10.1 to the Company's Form 8-K,
                  dated March 5, 1997, is hereby incorporated by reference.
10.38         --  Employment Agreement between the Company and David Miller, dated July 29, 1996, as filed with the Commission as Exhibit
                  10.46 to the Company's Form 10-K for the year ended December
                  30, 1996 (the "1996 10-K"), is hereby incorporated by
                  reference.
10.39         --  Employment Agreement between the Company and James T.
                  Holder, dated November 22, 1996, as filed with the
                  Commission as Exhibit 10.36 to the 1996 10-K, is hereby
                  incorporated by reference.
10.40         --  Severance, Release and Indemnity Agreement between the
                  Company and Albert J. DiMarco dated January 27, 1997, as
                  filed with the Commission as Exhibit 10.37 to the 1996 10-K, is hereby incorporated by reference.
10.41         --  Warrant Agreement dated March 11, 1997, between the Company and Chasemellon Shareholder Services, L.L.C., as filed with the Commission as Exhibit 10.38 to the 1996 10-K, is hereby incorporated by reference.
10.42         --  Employment Agreement among the Company, Rally's Hamburgers,
                  Inc. and James J. Gillespie, effective November 10, 1997
                  (incorporated by reference to Exhibit 10.42 to Amendment No.
                  2 to the Company's Registration Statement on Form S-4 (No.
                  333-3800)).
21*           --  List of the subsidiaries of the Company.
23.1**        --  Consent of Independent Auditors
23.2          --  Consent of Counsel (see Exhibit 5)
24            --  Power of Attorney (see P. II-6)
99*           --  Form of Notice of Meeting and Text of Dissenters' Rights


---------------


 * Previously filed.

** Filed herewith.

     (b) Financial Statements Schedules:

     VIII -- Valuation Accounts

     (Included in the Prospectus at page F-30)

     All other schedules are omitted because the required information is not present or is not present in amounts sufficient to require submission of the schedule or because the information required is included in the financial statements or notes thereto or the schedule is not required or inapplicable under the related instructions.

ITEM 22.  UNDERTAKINGS.

     (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Company undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Company undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The Company hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (4) The Company hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions set forth in Item 20, or otherwise, the Company has been advised in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and the Company will be governed by the final adjudication of such issue.

     (6) The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereby duly authorized, in the City of Los Angeles, State of California, on November 12, 1997.


                                          CHECKERS DRIVE-IN RESTAURANTS, INC.

                                          By:                  *
                                            ------------------------------------
                                                     C. Thomas Thompson
                                                  Chief Executive Officer
                                               (Principal Executive Officer)

                                          By:                  *
                                            ------------------------------------
                                                      Joseph N. Stein
                                                 Executive Vice President,
                                              Chief Administrative Officer and
                                                  Chief Financial Officer
                                             (Principal Financial & Accounting
                                                           Officer)

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Richard E. Fortman, Joseph N. Stein and James T. Holder, and each of them, his true and lawful attorneys-in-fact and agents, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 12, 1997.


                      SIGNATURE                          TITLE
                      ---------                          -----

                          *                              Chairman of the Board
-----------------------------------------------------
                  William P. Foley

                          *                              Chief Executive Officer and Director
-----------------------------------------------------
                 C. Thomas Thompson

                          *                              Director
-----------------------------------------------------
                Terry N. Christensen

                          *                              Director
-----------------------------------------------------
                 Frederick E. Fisher

                      SIGNATURE                          TITLE
                      ---------                          -----


                          *                              Director
-----------------------------------------------------
                  Clarence V. McKee

                          *                              Director
-----------------------------------------------------
                    Burt Sugarman

                                                         Director
-----------------------------------------------------
                 Jean Giles Wittner

              *By: /s/ JAMES T. HOLDER
  ------------------------------------------------
                   James T. Holder
                  Attorney-In-Fact